--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     As Filed with the Securities and Exchange Commission on April 16, 1997
                                                      Registration Nos. 33-88568
                                                                        811-8948
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                          ----------------------------
                                    FORM N-1A


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     /X/

                           Pre-Effective Amendment No.                / /

                         Post-Effective Amendment No. 3               /X/

                                     and/or

                  REGISTRATION STATEMENT UNDER THE INVESTMENT         /X/
                               COMPANY ACT OF 1940
                                 AMENDMENT NO. 5                      /X/

                        (Check appropriate box or boxes)

                          ----------------------------

                               Sefton Funds Trust
               (Exact Name of Registrant as Specified in Charter)
                                3435 Stelzer Road
                              Columbus, Ohio 43219
               (Address of Principal Executive Offices) (Zip Code)

       Registrant's Telephone Number, including Area Code: (800) 524-2276

                             George O. Martinez, Esq.
                             BISYS Fund Services, Inc.
                                3435 Stelzer Road
                              Columbus, Ohio 43219
                     (Name and Address of Agent for Service)

                                    Copy to:
                             Steven R. Howard, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York  10022

It is proposed that this filing will become effective (check appropriate box):

                          immediately upon filing pursuant to paragraph (b)
               ---------
                          on (date) pursuant to paragraph (b)
               ---------
                          60 days after filing pursuant to paragraph (a)
               ---------
                  X      75 days after filing pursuant to paragraph (a)(2)
               ---------
                          on (date) pursuant to paragraph (a) of Rule 485
               ---------

               Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite number of shares of beneficial interest, par value $.001 per share, under the Securities Act of 1933. Registrant's Rule 24f-2 Notice for its fiscal year ended March 31, 1996 was filed on May 26, 1996.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Pages:
              ---
Exhibit Index:
                ---

                               SEFTON FUNDS TRUST

                       Registration Statement on Form N-1A

                              CROSS REFERENCE SHEET
                             Pursuant to Rule 481(a)
                        under the Securities Act of 1933

                              U.S. GOVERNMENT FUND
                            CALIFORNIA TAX-FREE FUND
                                EQUITY VALUE FUND
                            SMALL COMPANY VALUE FUND

Part A                                  Prospectus Caption
------                                  ------------------

Item 1.   Cover Page . . . . . . . . .  Cover Page

Item 2.   Synopsis . . . . . . . . . .  Fund Expenses; Fee Table

Item 3.   Condensed Financial
            Information. . . . . . . .  Prospectus Supplement

Item 4.   General Description of
            Registrant . . . . . . . .  The Funds; The Investment Policies and
                                        Practices of the Funds; Investment
                                        Restrictions: Risks of Investing in the
                                        Funds; Description of Securities and
                                        Investment Practices

Item 5.   Management of the Fund . . .  Management of the Funds

Item 5A.  Management's Discussion of
            Fund Performance . . . . .  Not Applicable

Item 6.   Capital Stock and Other
            Securities . . . . . . . .  Dividends, Distributions and Federal
                                        Income Tax; Other Information

Item 7.   Purchase of Securities
            Being Offered. . . . . . .  Fund Share Valuation; Pricing of Fund
                                        Shares; Purchase of Fund Shares;
                                        Minimum Purchase Requirements;
                                        Individual Retirement Accounts

Item 8.   Redemption or Repurchase . .  Redemption of Fund Shares

Item 9.   Legal Proceedings. . . . . .  Not Applicable

                              U.S. GOVERNMENT FUND
                            CALIFORNIA TAX-FREE FUND
                                EQUITY VALUE FUND
                            SMALL COMPANY VALUE FUND


Part B                                  Statement of Additional
------                                  Information Caption
                                        -----------------------

Item 10.  Cover Page . . . . . . . . .  Cover Page

Item 11.  Table of Contents. . . . . .  Table of Contents

Item 12.  General Information and
            History. . . . . . . . . .  Not Applicable

Item 13.  Investment Objective and
            Policies . . . . . . . . .  Investment Policies;
                                        Investment Restrictions

Item 14.  Management of the
            Registrant . . . . . . . .  Management

Item 15.  Control Persons and Principal
            Holders of Securities. . .  Other Information

Item 16.  Investment Advisory and
            Other Services . . . . . .  Management; Custodian; Independent
                                        Accountants

Item 17.  Brokerage Allocation . . . .  Portfolio Transactions

Item 18.  Capital Stock and Other
            Securities . . . . . . . .  Other Information

Item 19.  Purchase, Redemption and
            Pricing of Securities
            Being Offered. . . . . . .  Pricing of Fund Shares (Part A);
                                        Purchase of Fund Shares (Part A);
                                        Redemption of Fund Shares (Part A);
                                        Determination of Net Asset Value

Item 20.  Tax Status . . . . . . . . .  Taxation

Item 21.  Underwriters . . . . . . . .  Management

Item 22.  Calculation of Performance
            Data . . . . . . . . . . .  Expenses and Expense Limits;
                                        Calculation of Yields; Performance
                                        Information

Item 23.  Financial Statements . . . .  Financial Statements

                            PART C. OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  (1)      Financial Statements included in Part A of this Registration
                   Statement: Financial Highlights for the Period ended March
                   31, 1996

          (2) Financial Statements incorporated by reference in Part B of this Registration Statement: Statement of Assets and Liabilities, Statement of Investments, Statement of Operations, Statement of Changes in Net Assets, Financial Highlights and Notes to Financial Statements as of and for the Period ended March 31, 1996

     (b)  EXHIBITS


     *    (2) (a)  Bylaws of Registrant.

          (3)      None.

          (4)      None.

     *    (5)(a)   Form of Master Investment Advisory Contract and
                   Supplements between Registrant and Sefton Capital
                   Management

     **   (5)(b)   Form of Master Administration Agreement and Supplements
                   between Registrant and BISYS Fund Services, Inc.

     **   (6)      Form of Master Distribution Agreement and Supplements between
                   Registrant and BISYS Fund Services, Inc.

          (7)      None.

     **   (8)      Form of Custodian Contract between Registrant and State
                   Street Bank and Trust Company

     **   (9)(a)   Form of Transfer Agency Agreement between Registrant
                   and BISYS Fund Services, Inc.

     **   (9)(b)   Form of Fund Accounting Agreement between Registrant
                   and BISYS Fund Services, Inc.

          (10)    Opinion & Consent of Baker & McKenzie, counsel to Registrant.

          (11)    Consent of Independent Accountants.

          (12)    None.

     ***  (13)    Subscription Agreement.

          (14)    None.

          (15)    None.

          (16)    Schedule of Computation of Performance Calculation.

                  (a) U.S. Government Fund
                  (b) California Tax-Free Fund
                  (c) Equity Value Fund

          (18)    None.

          (27)    Financial Data Schedule.

                  (a) U.S. Government Fund
                  (b) California Tax-Free Fund
                  (c) Equity Value Fund

     Other Exhibits

     **        (a)       Power of Attorney

-------------------------
  *  Filed with Initial Registration Statement on January 13, 1995.
 ** Filed with this Post-Effective Amendment No. 3 to Registration Statement on April 16, 1997.
*** Filed with Pre-Effective Amendment No. 1 to Registrant's Registration Statement on March 20, 1995.

Item 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

          None.


Item 26.  NUMBER OF HOLDERS OF SECURITIES.

          As of April 30, 1996

          U.S. Government Fund             22
          California Tax-Free Fund         20
          Equity Value Fund                64

Item 27.  INDEMNIFICATION.

          As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the "1940 Act") and pursuant to Article X of the Registrant's Trust Instrument (Exhibit 1(a) to this Registration Statement) and Section 4 of the Master Investment Advisory Contract and Supplements (Exhibit 5(a) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

          Section 4 of the Master Investment Advisory Contract (Exhibit 5(a) to the Registration Statement) and Section 3 of the Master Administration Contract (Exhibit 5(b) to the Registration Statement) and Section 10 of the Master Distribution Contract (Exhibit 6 to this Registration Statement) limit the liability of Sefton Capital Management, Inc. and ALPS Mutual Funds Services, Inc., respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

          The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust, By-Laws, Investment Advisory Contract and Distribution Contract in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.


Item 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

          Sefton Capital Management provides investment advisory services to the Funds pursuant to an Advisory Agreement with the Trust. The adviser was formed in 1994.

          The executive officers of Sefton Capital Management, Inc. and such executive officers' and directors' positions during the past 2 years are as follows:

          Name and Position                 Other Businesses
          -----------------                 ----------------
          Harley Sefton, President and       President, First
          Chief Executive Officer            Interstate Capital
                                             Management, Inc. and
                                             San Diego Financial
                                             Capital Management, Inc.

          Ted Piorkowski, Vice President
          and Portfolio Manager              Vice President and
                                             Portfolio Manager, First
                                             Interstate Capital
                                             Management

           Lorraine Aulani Capossere,         Assistant Vice President
           Vice President and Chief           and Operations Manager,
           Operating Officer                  First Interstate
                                              Capital Management, Inc.

           Jennifer Jones Sefton,             Senior Accountant, Steres
           Vice President and                 Alpert & Carne
           Chief Financial Officer

           Thomas Charles Bowden,             Vice President and
           Vice President and                 Portfolio Manager, First
           Portfolio Manager                  Interstate Capital
                                              Management, Inc

           Leif Otto Sanchez, Vice            Vice President and
           President and Portfolio            Portfolio Manager,
           Manager                            First Interstate Capital
                                              Management, Inc.

Item 29. PRINCIPAL UNDERWRITER

          (a) BISYS Fund Services, Inc. acts as Distributor/Underwriter for various other unrelated registered investment companies.

          (b)  Officers and Directors

                                                                 Positions and
Name and Principal                   Positions and Offices       Offices with
Business Address*                    with Underwriter            Registrant
------------------                   ---------------------       -------------
Lyne J. Mangum                               None                Chairman/CEO
150 Clove Road
Little Falls, New Jersey 07424

J. David Huber                               None                President
3435 Stelzer Road
Columbus, Ohio 43219

Robert J. McMullan                           None                Executive Vice
150 Clove Road                                                   President/CFO/Treasurer
Little Falls, New Jersey 07424

Kevin J. Dell                                None                Vice President/General
150 Clove Road                                                   Counsel/Secretary
Little Falls, New Jersey 07424

Mark J. Rybarezyk                            None                Senior Vice President
150 Clove Road
Little Falls, New Jersey 07424

Dennis Sheehan                               None                Senior Vice President
150 Clove Road
Little Falls, New Jersey 07424

George Martinez                              Secretary           Senior Vice President
3435 Stelzer Road
Columbus, Ohio 43219

Michael Burns                                None                Vice President
3435 Stelzer Road
Columbus, Ohio 43219

Annemaria Porcaro                            None                Assistant Secretary
150 Clove Road
Little Falls, New Jersey 07424

Robert Tuch                                  None                Assistant Secretary
3435 Stelzer Road
Columbus, Ohio 43219

-------------------------

(c)     Not applicable.

Item 30.   LOCATION OF ACCOUNTS AND RECORDS

           All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio 43219.

Item 31.   MANAGEMENT SERVICES

           Not applicable.

Item 32.   UNDERTAKINGS.

           (a) Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the removal of a trustee if requested to do so by the holders of at least 10% of the Registrant's outstanding shares.

           (b) Registrant undertakes to provide the support to shareholders specified in Section 16(c) of the 1940 Act as though that section applied to the Registrant.

           (c) Registrant undertakes to furnish to each person to whom a prospectus is delivered, a copy of the Registrant's latest annual report to Shareholders upon request and without charge.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, and State of Ohio, on April 16, 1997.

                                SEFTON FUNDS TRUST (Registrant)


                                By:/s/ THOMAS LINE
                                   -----------------------------------
                                   Thomas Line
                                   Vice President and Treasurer


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                  TITLE                           DATE
     ---------                  -----                           ----

HARLEY K. SEFTON*
-------------------
Harley K. Sefton                Chairman and President      April 16, 1997




GRACE EVANS CHERASHORE*
-----------------------
Grace Evans Cherashore           Trustee                    April 16, 1997



GORDON T. FROST, JR.*
---------------------
Gordon T. Frost, Jr.            Trustee                     April 16, 1997

JOHN J. PILEGGI*               Trustee                      April 16, 1997
-----------------
John J. Pileggi



/s/THOMAS LINE               Vice President and Treasurer   April 16, 1997
---------------
Thomas Line                  (Principal Financial Officer)


/s/THOMAS LINE
---------------
Thomas Line
Attorney-in-Fact


-------------------------
*Pursuant to Power of Attorney filed with this Post-Effective Amendment No. 3 dated April 16, 1997.

                                  SEFTON FUNDS

                              ---------------------

                                   PROSPECTUS


                                  JUNE 30, 1997



                              ---------------------





                             / / U.S. Government Fund

                             / / California Tax-Free Fund

                             / / Equity Value Fund


                             / / Small Company Value Fund

                                   SEFTON FUNDS
                                3435 Stelzer Road
                              Columbus, Ohio  43219
                  General & Account Information: (800) 524-2276



                 SEFTON CAPITAL MANAGEMENT - Investment Adviser
                            ("SCM" or the "Adviser")

           BISYS FUND SERVICES - Administrator, Distributor and Sponsor


                         ("BISYS" or the "Distributor")



     This prospectus describes four funds (each, a "Fund" or, collectively, the "Funds"), managed by Sefton Capital Management, a California corporation. The Funds and their objectives are:


     The U.S. Government Fund attempts to provide investors with as high a level of current income as is consistent with preservation of capital.

     The California Tax-Free Fund attempts to provide investors with as high a level of current income, exempt from both Federal and California personal income taxes, as is consistent with preservation of capital.

     The Equity Value Fund (formerly known as the Equity Fund) attempts to provide investors with long-term capital appreciation.


     The Small Company Value Fund attempts to provide investors with long-term capital appreciation.


     Shares of the Funds are sold to the public by the Distributor as an investment vehicle for individuals, institutions, corporations and fiduciaries.


     The Funds are separate investment funds of Sefton Funds Trust (the "Trust"), a Delaware business trust and registered management investment company. Investments in shares of the Funds involve risk, including possible loss of principal.

     This Prospectus sets forth concisely the information a prospective investor should know before investing in any of the Funds and should be read and retained for information about each Fund.


     A Statement of Additional Information (the "SAI"), dated June 30, 1997, containing additional and more detailed information about the Funds, has been filed with the Securities and Exchange Commission ("SEC") and is hereby incorporated by reference into this Prospectus. It is available without charge and can be obtained by writing or calling the Funds at the address and information number printed above.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                                  June 30, 1997

                                Table of Contents

                                                                            Page

HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

FUND EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

FINANCIAL HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

THE INVESTMENT POLICIES AND PRACTICES OF THE FUNDS  . . . . . . . . . . . .

MANAGEMENT OF THE FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . .

FUND SHARE VALUATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .

PRICING OF FUND SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . .

MINIMUM PURCHASE REQUIREMENTS . . . . . . . . . . . . . . . . . . . . . . .

PURCHASE OF FUND SHARES . . . . . . . . . . . . . . . . . . . . . . . . . .

INDIVIDUAL RETIREMENT ACCOUNTS  . . . . . . . . . . . . . . . . . . . . . .

EXCHANGE OF FUND SHARES . . . . . . . . . . . . . . . . . . . . . . . . . .

REDEMPTION OF FUND SHARES . . . . . . . . . . . . . . . . . . . . . . . . .

DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX . . . . . . . . . . . . . .

DESCRIPTION OF SECURITIES AND INVESTMENT PRACTICES  . . . . . . . . . . . .

INVESTMENT RESTRICTIONS . . . . . . . . . . . . . . . . . . . . . . . . . .

RISKS OF INVESTING IN THE FUNDS . . . . . . . . . . . . . . . . . . . . . .

OTHER INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                   HIGHLIGHTS

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS


     This Prospectus describes four funds managed by SCM. Each Fund has a distinct investment objective and policies.


THE FUNDS:

     U.S. GOVERNMENT FUND. The investment objective of the U.S. Government Fund is to provide investors with as high a level of current income as is consistent with preservation of capital. The Fund pursues its objectives by investing, under normal conditions, at least 65% of its total assets in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Fund may also invest in certificates of deposit, bankers' acceptances, and commercial paper rated in one of the two highest categories by a nationally recognized statistical rating organization ("NRSRO"), investment grade corporate debt securities, and investment grade mortgage- and asset-backed securities, including securities issued by foreign issuers, or unrated securities of these types determined by the Adviser to be of comparable quality. The Fund may also enter into repurchase agreements with respect to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The securities of foreign issuers in which the Fund may invest are: corporate debt securities, floating rate and variable rate debt, forward commitments and when-issued securities, market-auction preferred stock, certificates of deposit and bankers' acceptances issued by foreign banks, and obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. The Fund invests primarily in U.S. Government and U.S. Government agency securities such that its average weighted maturity will be from 5 to 10 years.


     CALIFORNIA TAX-FREE FUND. The investment objective of the California Tax-Free Fund is to provide investors with as high a level of current income, exempt from both Federal and California personal income taxes, as is consistent with preservation of capital. The Fund pursues this objective by investing primarily in California municipal obligations ("Obligations") such that the portfolio's weighted average stated maturity will be 10 or more years. The Fund invests in obligations that present acceptable credit risks in the judgment of the Adviser and that, at the time of purchase, are rated investment grade or, if such securities are unrated but are determined by the Adviser to be of comparable quality, the Fund may invest up to 15% of its portfolio in such unrated securities. The Fund may continue to hold obligations subsequently downgraded to below investment grade. The Fund intends to invest 100% of its net assets in municipal obligations exempt from California and federal income taxes. As a fundamental policy, the California Tax-Free Fund will have at least 80% of its net assets invested in tax-exempt securities and in securities the interest on which is not a tax preference item for purposes of the Federal alternative minimum tax. At least 65% of the value of its total assets will be invested in Obligations. Some of the Obligations in which the Fund invests may be "private activity bonds," the interest on which is a tax preference item for purposes of the Federal alternative minimum tax. For temporary defensive purposes, including times when Obligations may not be available in the marketplace, the Adviser may determine that a temporary defensive position is warranted and may invest more than 20% of the Fund's net assets in securities that are subject to Federal income tax, California personal income tax, or both, limited to securities issued or guaranteed by the United States Government, its agencies or instrumentalities, and related repurchase agreements. To the extent the Fund is so invested, it will not be invested in accordance with its investment objectives and policies.


     The California Tax-Free Fund may invest not more than 15% of its net assets in illiquid securities. The Board of Trustees will make a determination as to the liquidity of such investments based upon guidelines established by the Adviser which provide for analysis of such factors as the frequency of trades and quotes for the security, the number of dealers willing to purchase or sell the security and the number of other potential buyers, and the willingness of dealers to undertake and make a market in the security.

     EQUITY VALUE FUND. The investment objective of the Equity Value Fund is to provide investors with long-term capital appreciation. The Fund pursues this objective by investing primarily in common stocks of both domestic and foreign companies. The Fund may invest in large, well-established companies and smaller companies with market capitalizations exceeding $50 million at the time of purchase. Income generation is a secondary consideration for the Fund. However, the Fund may purchase dividend paying stocks of particular issuers when the issuer's dividend record may, in the Adviser's opinion, have a favorable influence on the market value of the securities.


     SMALL COMPANY VALUE FUND. The investment objective of the Small Company Value Fund is to provide investors with long-term capital appreciation. The Fund pursues its investment objective by investing primarily in a portfolio of equity securities of both foreign and domestic small capitalization companies, defined as companies having stock market capitalization of $1 billion or less at the time of initial purchase, that the Adviser considers to be relatively undervalued. Current income is a secondary consideration in selecting portfolio investments. Under normal market conditions, the Fund will invest at least 65% of its total assets in common stocks, preferred stocks, and securities convertible into common stocks of small capitalization companies.



     For additional information concerning the investment policies, practices and risk considerations of the Funds, see "THE INVESTMENT POLICIES AND PRACTICES OF THE FUNDS" and "RISKS OF INVESTING IN THE FUNDS" in this Prospectus.


INVESTMENT RISKS

     GENERAL. The price per share of each Fund will fluctuate with changes in value of the investments held by such Fund. Additionally, there can be no assurance that a Fund will achieve its investment objective or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. Further, investment in the securities of issuers in any foreign country involves special risks and considerations not typically associated with investing in U.S. companies. Because there are no restrictions on the maturity of any individual assets in which a Fund will invest, an investment in a Fund carries some risk of volatility in principal value.

     SPECIAL RISKS SPECIFIC TO CALIFORNIA TAX-FREE FUND. Because the California Tax-Free Fund will be highly concentrated in particular types of securities, the Fund will not be diversified. Investment in a non-diversified fund could, therefore, entail greater risks than investment in a "diversified" fund, including a risk of greater fluctuations in yield and share price. There are risks to investment in the California Tax-Free Fund posed by the economic strength of and pending legal actions against, the State of California. It is not currently possible to assess the impact of such economic factors and cases or of current legislation and policies on the long-term ability of California state and municipal issuers to pay interest or repay principal on their obligations.

     The foregoing is a summary of risks; see "RISKS OF INVESTING IN THE FUNDS" in this Prospectus.

MANAGEMENT OF THE FUNDS

     SCM acts as investment adviser to the Funds. For its services, the Adviser receives from the Funds fees at annual rates based on each Fund's average daily net assets. See "FUND EXPENSES - Fee Table" and "MANAGEMENT OF THE FUNDS" in this Prospectus.


      BISYS acts as administrator to the Funds.   BISYS provides certain
administrative services to the Funds, for which it receives a fee from each Fund payable at the annual rate of 0.20% of the Fund's average daily net assets. BISYS will also distribute the Funds' shares and may be reimbursed for certain of its distribution-related expenses.


     For information on how to purchase or redeem shares in a Fund, please see "PURCHASE OF FUND SHARES" and "REDEMPTION OF FUND SHARES" in this Prospectus.

                                  FUND EXPENSES


     The purpose of the following table is to assist the shareholder in understanding the various costs and expenses that an investor in each Fund will bear, either directly or indirectly. Each Fund's costs and expenses are based upon the Fund's operating expenses for its initial fiscal period, adjusted to reflect current fees and expenses, except the costs and expenses of the Small Company Value Fund which are based on estimates:


                                    FEE TABLE



                                                                        Small
                                U.S.          California     Equity    Company
                           Government Fund  Tax-Free Fund  Value Fund Value Fund
                           ---------------  -------------  ---------- ----------
SHAREHOLDER TRANSACTION
EXPENSES

Maximum Sales Load Imposed
  on Purchases (as a
  percentage of offering
  price)                         None          None        None         None
Maximum Sales Load Imposed
  on Reinvested Dividends
  (as a percentage of
  offering price)                None          None        None         None
Deferred Sales Load (as a
  percentage of redemption
  proceeds)                      None          None        None         None
Redemption Fees                  None          None        None         None
Exchange Fees                    None          None        None         None

ANNUAL FUND OPERATING
EXPENSE (as a percentage
of average net assets)

Management Fees (after
  waivers)*                      .50%          .55%        1.15%       1.15%
12b-1 Fees                       None          None        None         None
Other Expenses**                 .56%          .39%         .32%       0.83%

TOTAL PORTFOLIO OPERATING
EXPENSES
     (after waivers)***         1.06%          .94%        1.47%       1.98%


---------------

* Management Fees consisting of investment advisory and administration fees (before waivers) would be .80%, .80%, 1.20% and 1.45%, respectively. The fee waivers reflected in the table are voluntary and may be modified or terminated at any time without the Funds' consent.


** Certain Service Organizations may receive additional fees from a Fund in amounts up to an annual rate of 0.25% of the daily net asset value of the Fund shares owned by the shareholders with whom the Service Organization has a servicing relationship.


*** Total Portfolio Operating Expenses (before waivers) would be 1.36%, 1.19%, 1.52% and 2.28%, respectively.

Example:

     You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return, (2) redemption at the end of each time period, (3) that operating expenses are the same as described above, and (4) reinvestment of all dividends and distributions:



                                                         Small
                        U.S.      California   Equity    Company
                     Government    Tax-Free    Value      Value
                        Fund         Fund      Fund      Fund
                     ----------   ----------  -------   --------
 1 Year              $  11        $  10       $  15        $20
 3 Years                34           30          47        $62
 5 Years                59           52          81
 10 Years              130          116         177



     THIS ASSUMED 5% ANNUAL RETURN AND THE EXPENSES SHOWN SHOULD NOT BE CONSIDERED INDICATIONS OF ACTUAL OR EXPECTED PERFORMANCE OR OPERATING EXPENSES OF ANY FUND, BOTH OF WHICH MAY VARY SIGNIFICANTLY.

                              FINANCIAL HIGHLIGHTS
                 (for a share outstanding throughout the period)

     The Financial Highlights for the period April 3, 1995 (commencement of operations) to March 31, 1996 have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears in the Trust's annual report and Statement of Additional Information ("SAI"). This information should be read in conjunction with the financial statements and notes thereto which are included in the SAI.


                                             For the Period April 3, 1995
                                             (Commencement of Operations)
                                                   to March 31, 1996
                                         ----------------------------------
                                            U.S.       California     Equity
                                         Government     Tax-Free       Value
                                            Fund          Fund         Fund
                                         ----------    ----------     ------
 Net asset value, beginning of period      $12.00        $12.00       $12.00
                                           ------        ------       ------

 Income from investment operations:
     Net investment income                   0.71          0.58         0.21
     Net realized and
       unrealized gain                       0.37          0.20         2.92
                                           ------        ------       ------
 Total income from
   investment operations                     1.08          0.78         3.13
                                           ------        ------       ------

 Less distributions:
     Dividends from net
       investment income                    (0.71)        (0.58)       (0.21)
     Distributions from net
       realized gain                        (0.02)        (0.01)       (2.92)
                                           ------        ------       ------
 Total dividends and distributions          (0.73)        (0.59)       (3.13)
                                           ------        ------       ------

 Net asset value, end of period            $12.35        $12.19       $14.92
                                           ------        ------       ------
                                           ------        ------       ------

 Total Return                                9.06%(1)      6.60%(1)    26.31%(1)
                                           ------        ------       ------
                                           ------        ------       ------

 RATIOS/SUPPLEMENTAL DATA:
 Net assets, end of period
   (in thousands)                         $19,096       $42,593      $36,326
 Ratio of expenses to
   average net assets                        1.02%(2)      0.83%(2)     1.55%(2)
 Ratio of net investment
   income to average net assets              5.68%(2)      4.83%(2)     1.68%(2)
 Ratio of expenses to average net
   assets without fee waivers                1.39%(2)      1.16%(2)     1.66%(2)
 Ratio of net investment income to
   average net assets without fee
   waivers                                   5.31%(2)      4.51%(2)     1.57%(2)
 Portfolio turnover rate (3)                45.41%(2)     93.90%(2)    62.76%(2)

---------------
(1)  Total return is not annualized.
(2)  Annualized.
(3) Portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for the period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the period ended March 31, 1996 were $26,590,557 and $8,446,943, respectively, for the U.S. Government Fund, $77,782,488 and $36,252,475, respectively, for the California Tax-Free Fund, and $41,033,391 and $13,551,837, respectively, for the Equity Value Fund.

                                   THE FUNDS


     Each Fund is a separate investment fund or portfolio, commonly known as a mutual fund. The Funds are portfolios of a Delaware business trust organized under the laws of the State of Delaware as an open-end management investment company on January 6, 1995. The Trust's Board of Trustees oversees the overall management of the Funds and elects the officers of each Fund.



               THE INVESTMENT POLICIES AND PRACTICES OF THE FUNDS

     -The investment objective of the U.S. Government Fund is to provide investors with as high level of current income as is consistent with preservation of capital.

     -The investment objective of the California Tax-Free Fund is to provide investors with as high level of current income, exempt from both Federal and California personal income taxes, as is consistent with preservation of capital.


     -The investment objective of the Equity Value Fund is to provide investors with long-term capital appreciation.



     -The investment objective of the Small Company Value Fund is to provide investors with long-term capital appreciation.



     Each Fund follows its own investment policies and practices, including certain investment restrictions. The "Investment Restrictions" section of the SAI contains specific investment restrictions (the "Investment Restrictions") which govern each Fund's investments. The Investment Restrictions and each Fund's investment objective are fundamental policies which may not be changed without a majority vote of shareholders of the affected Fund. Except for the objectives and those restrictions specifically identified as fundamental, all other investment policies and practices described in this Prospectus and in the SAI are not fundamental, so that the Board of Trustees may change them without shareholder approval.


     The Adviser selects investments and makes investment decisions based on the investment objective and policies of each Fund.

     U.S. GOVERNMENT FUND. In selecting debt securities for the U.S. Government Fund, the Adviser seeks to select those instruments that appear best calculated to achieve the Fund's investment objective within the credit and risk tolerances established for the Fund. In accordance with those policies, the Fund may purchase commercial paper rated in one of the two highest rating categories by nationally recognized statistical rating organization ("NRSRO"), corporate debt securities rated in one of the four highest rating categories by an NRSRO, mortgage- and asset-backed securities rated in one of the four highest rating categories by an NRSRO, and other debt instruments which are of comparable quality in the Adviser's opinion.

     CALIFORNIA TAX-FREE FUND. In selecting debt securities for the California Tax-Free Fund, the Adviser seeks to select those instruments that appear best calculated to achieve the Fund's investment objective within the credit and risk tolerances established for the Fund. In accordance with those policies, the Fund may purchase California Municipal Obligations rated BBB, SP-2 or better by Standard & Poor's ("S&P") or Baa, MIG-2 or better by Moody's Investors Service ("Moody's"), commercial paper rated in one of the two highest rating categories by an NRSRO or, if any such securities are not rated, are of comparable quality in the Adviser's opinion. Under normal conditions, the Fund will have at least 80% of its net assets invested in tax-exempt securities and in securities the interest on which is not a tax preference item for purposes of the Federal alternative minimum tax. At least 65% of the value of its total assets will be invested in California Municipal Obligations. The remaining net assets may be invested in U.S. Government Securities and related repurchase agreements.


     EQUITY VALUE FUND. In selecting equity investments (which include common stocks of both domestic and foreign companies) for the Equity Value Fund (formerly known as the Equity Fund) the Adviser selects companies for investment using both quantitative and qualitative analysis to identify those issuers that, in the Adviser's opinion, exhibit one or more of the following criteria: below-average valuation multiples, improving financial strength, and a catalyst which will allow the stock to reach what the Adviser believes to be the stock's intrinsic value within a year.



     The Adviser may also select other equity securities in addition to common stocks for investment by the Equity Value Fund. Such other equity securities are preferred stocks, high grade securities convertible into common stocks, and warrants. The Fund may invest no more than 5% of its net assets in warrants, no more than 2% of which may be invested in warrants which are not listed on the New York or American Stock Exchanges. Normally, the Fund will invest at least 65% of its total assets in common stocks or securities convertible into common stocks. For temporary defensive purposes, however, the Fund may invest in U.S. Government securities, certificates of deposit, bankers' acceptances, commercial paper, repurchase agreements (maturing in seven days or less) and debt obligations of corporations (corporate bonds, debentures, notes and other similar corporate debt instruments) which are rated investment grade or better by S&P or Moody's.



     SMALL COMPANY VALUE FUND. In selecting equity investments (which include common stocks of both domestic and foreign companies) for the Small Company Value Fund, the Adviser seeks to select small capitalization companies (defined as companies with stock market capitalization of $1 billion or less at the time of initial purchase) for investment using both quantitative and qualitative analysis to identify those issuers that, in the Adviser's opinion, exhibit one or more of the following criteria: below-average valuation multiples, improving financial strength, and a catalyst which will allow the stock to reach what the Adviser believes to be the stock's intrinsic value within a year.



     The Adviser may also select other equity securities in addition to common stocks for investment by the Small Company Value Fund. Such other equity securities are preferred stocks and warrants. The Fund may invest no more than 5% of its net assets in warrants. The Small Company

Value Fund will invest at least 65% of its total assets in common stocks, preferred stocks and securities convertible into common stocks of small capitalization companies. For temporary defensive purposes, however, the Funds may invest in U.S. Government securities, certificates of deposit, bankers' acceptances, commercial paper, repurchase agreements (maturing in seven days or less) and debt obligations of corporations (corporate bonds, debentures, notes and other similar corporate debt instruments) which are rated investment grade or better by S&P or Moody's.



     The types of securities and investment practices used by the Funds are described in greater detail at "DESCRIPTION OF SECURITIES AND INVESTMENT PRACTICES."



                             MANAGEMENT OF THE FUNDS


     The business and affairs of each Fund are managed under the direction of the Board of Trustees. The Trustees are Harley K. Sefton, Grace Evans Cherashore, Gordon T. Frost, Jr. and John J. Pileggi. Additional information about the Trustees, as well as the Funds' executive officers, may be found in the SAI under the heading "MANAGEMENT - Trustees and Officers."


THE ADVISER:  SEFTON CAPITAL MANAGEMENT


     Sefton Capital Management (formerly Kennebec Capital Management, Inc.), 2550 Fifth Avenue, Suite 808, San Diego, CA 92103, acts as the investment adviser to the Funds. SCM manages the investment and reinvestment of the assets of the Funds and continuously reviews, supervises and administers the Funds' investments. The Adviser is responsible for placing orders for the purchase and sale of the Fund's investments directly with brokers and dealers selected by it in its discretion. Mr. Harley Sefton, President and CEO of the Adviser, is responsible for the day to day management of the Funds. Mr. Sefton started SCM in November, 1994. Prior to SCM, he was President of First Interstate Capital Management, Inc. and San Diego Financial Capital Management, Inc. (a wholly-owned subsidiary of San Diego Trust Savings Bank). Prior to that, from January 1992 until January 1994, he was Vice Chairman and Division Manager for San Diego Trust and Savings Bank, and from July 1986 until December 1991 he was Senior Vice President and Chief Operating Officer of San Diego Financial Capital Management, Inc. (a wholly-owned subsidiary of San Diego Trust Savings Bank). Mr. Ted Piorkowski is the primary fund manager for the U.S. Government Fund and the California Tax-Free Fund. Mr. Piorkowski is a Chartered Financial Analyst who has been managing fixed income portfolios since 1988. From March 1994 through May 1994 he managed portfolios for First Interstate Capital Management, Inc. From January 1988 through March 1994 he managed portfolios for San Diego Financial Capital Management, Inc. (a wholly-owned subsidiary of San Diego Trust & Savings Bank). Mr. Leif O. Sanchez is the fund co-manager for the Equity Value Fund and the Small Company Value Fund. Mr. Sanchez is a Chartered Financial Analyst who has been managing portfolios since 1985. From March 1994 through January 1995 he managed portfolios for First Interstate Capital Management, Inc. From March 1985 through March 1994 he managed portfolios for San Diego Financial Capital Management, Inc. (a wholly-owned subsidiary of San Diego Trust Savings
Bank). Mr. Thomas C. Bowden is fund co-manager for the Equity Value Fund and the Small Company Value Fund. Mr.

Bowden is a Chartered Financial Analyst who has been managing portfolios since 1986. From March 1994 through January 1995 he managed portfolios for First Interstate Capital Management, Inc. From June 1986 through March 1994 he managed portfolios for San Diego Financial Capital Management, Inc. (a wholly-owned subsidiary of San Diego Trust Savings Bank).


     For the advisory services it provides to the Funds, SCM receives from each Fund a monthly fee, based on average daily net assets, at the annual rates set forth below:



           Fund                       Investment Advisory Fee
           ----                       -----------------------
 U.S. Government Fund                            .60%

 California Tax-Free Fund                        .60%

 Equity Value Fund                              1.00%

 Small Company Value Fund                       1.25%



THE ADMINISTRATOR AND DISTRIBUTOR


     On January 1, 1997, BISYS Fund Services ("BISYS") replaced ALPS Mutual Funds Services, Inc. as Administrator and Distributor. BISYS is located at
3435 Stelzer Road, Columbus, Ohio 43219. As Distributor, BISYS sells shares of each Fund on behalf of the Trust. As Administrator, BISYS provides certain administrative services necessary for the Funds' operations including: (i) coordination of the services performed by the Funds' investment adviser, transfer agent, custodian, independent accountants and legal counsel; regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for the Funds; (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Funds' Officers and Board of Trustees; and (iii) furnishing office space and certain facilities required for conducting the business of the Funds. For these services, BISYS receives a fee from each Fund, payable monthly, at the annual rate of 0.20% of each Fund's average daily net assets. BISYS also serves as administrator and distributor of other mutual funds.


SERVICE ORGANIZATIONS


     Various banks, trust companies, broker-dealers (other than BISYS) or other financial organizations (collectively, "Service Organizations") also may provide administrative services for the Funds, such as maintaining shareholder accounts and records at a fee of up to an annual rate of 0.25% of Fund average daily net assets serviced. The Glass-Steagall Act and other applicable laws provide that, among other things, banks may not engage in the business of underwriting, selling or distributing securities. There is currently no precedent prohibiting banks from performing administrative and shareholder servicing functions as Service Organizations. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or state regulations relating to the permissible activities of banks and their subsidiaries or affiliates, could prevent a bank Service Organization from continuing to perform all or part of its servicing activities. If a bank were prohibited from so acting, its shareholder clients would be permitted to remain shareholders of the Funds and alternative means for continuing the servicing of such shareholders would be sought. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences.


OTHER EXPENSES


     Each Fund bears all costs of its operations other than expenses specifically assumed by BISYS or the Adviser. The costs borne by the Funds include legal and accounting expenses; Trustees' fees and expenses; insurance premiums; custodian and transfer agent fees and expenses; expenses incurred in acquiring or disposing of the Funds' portfolio securities; expenses of registering and qualifying the Funds' shares for sale with the SEC and with various state securities commissions; expenses of obtaining quotations on the Funds' portfolio securities and pricing of the Funds' shares; expenses of maintaining the Funds' legal existence and of shareholders' meetings; and expenses of preparation and distribution to existing shareholders of reports, proxies and prospectuses. Each Fund bears its own expenses associated with its establishment as a series of the Funds; these expenses are amortized over a five-year period from the commencement of the fund's operations. Expenses of the Funds directly attributable to the Fund are charged to that Fund; other expenses are allocated proportionately among all of the Funds in relation to the net assets of each Fund.


PORTFOLIO TRANSACTIONS

     Pursuant to the Investment Advisory Contracts, the Adviser places orders for the purchase and sale of portfolio investments for the Funds' accounts with brokers or dealers selected by it in its discretion.

     In effecting purchases and sales of portfolio securities for the account of the Funds, the Adviser will seek the best execution of the Funds' orders. Purchases and sales of portfolio debt securities for the Funds are generally placed by the Adviser with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Funds. Trading does, however, involve transaction costs. Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. Broker-dealers are selected on the basis of a variety of factors such as reputation, capital strength, size and difficulty of order, sale of Fund shares and research provided to the Adviser. The Adviser may cause a fund to pay commissions higher than another broker-dealer would have charged if the Adviser believes the commission paid is reasonable in relation to the value of the brokerage and research services received by the Adviser.


     The portfolio turnover rates for the U.S. Government Fund and the California Tax-Free Fund are not expected to exceed 80% and the portfolio turnover rate for the Equity Value Fund and Small Company Value Fund are not expected to exceed 100%.

                              FUND SHARE VALUATION


     The net asset value per share of the Funds is calculated at 4:00 p.m. (Eastern time) for each of the Funds, Monday through Friday, on each day the New York Stock Exchange is open for trading, which excludes the following business holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of the Funds is computed by dividing the value of each Fund's net assets (i.e., the value of the assets less the liabilities) by the total number of such Fund's outstanding shares. All expenses, including fees paid to the Adviser and BISYS, are accrued daily and taken into account for the purpose of determining the net asset value.



     Securities listed on an exchange or over-the-counter are valued on the basis of the last sale prior to the time the valuation is made. If there has been no sale since the immediately previous valuation, then the average of the last bid and asked prices is used. Quotations are taken from the exchange where the security is primarily traded. Portfolio securities which are primarily traded on foreign exchanges may be valued with the assistance of pricing service and are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a foreign security is valued is likely to have changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Notwithstanding the above, bonds and other fixed-income securities are valued by using market quotations and may be valued on the basis of prices provided by a pricing service approved by the Board of Trustees. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and asked prices of such currencies against U.S. dollars as last quoted by any major bank.



     With respect to options contracts entered into by the Equity Value Fund and Small Company Value Fund, the premium received is recorded as an asset and equivalent liability, and thereafter the liability is adjusted to the market value of the option determined in accordance with the preceding paragraph. The premium paid for an option purchased by the Fund is recorded as an asset and subsequently adjusted to market value.



                             PRICING OF FUND SHARES

     Orders for the purchase of shares will be executed at the net asset value per share (the "public offering price") next determined after an order has become effective.


                          MINIMUM PURCHASE REQUIREMENTS


     The minimum initial investment in a fund is $2,000; including an IRA investment. Any subsequent investments must be at least $50, including an IRA investment. All initial investments should be accompanied by a completed Purchase Application. Purchase

Application accompanies this Prospectus. A separate application is required for an IRA. The Funds reserve the right to reject any purchase order.



                             PURCHASE OF FUND SHARES


     All funds received by the Funds are invested in full and fractional shares of the appropriate Fund. Certificates for shares are not issued. On January 1, 1997 BISYS replaced State Street Bank & Trust Company as Transfer Agent for the Funds. The Funds reserve the right to reject any purchase. BISYS maintains records of each shareholder's holdings of Fund shares, and each shareholder receives a statement of transactions, holdings and dividends. A completed Account Application together with a check payable to Sefton Funds should be forwarded to Sefton Funds, P.O. Box 182494, Columbus, Ohio 43218-2494. Purchases made by check in any Fund are not permitted to be redeemed until payment of the purchase has been collected, which may take up to fifteen calendar days. Third party and foreign checks will not be accepted. Please include the Fund name and your account number on all checks.


     All investments may be made using any of the following methods.


     THROUGH AN AUTHORIZED BROKER, INVESTMENT ADVISER OR SERVICE ORGANIZATION. Shares are available to new and existing shareholders through authorized brokers, investment advisers and Service Organizations. To make an investment using this method, simply complete a Purchase Application and contact your broker, investment adviser or Service Organization with instructions as to the amount you wish to invest. Your broker will then contact the Fund to place the order on your behalf on that day. In addition, shares in any Fund may be purchased by forwarding an application directly to Sefton Funds at P.O. Box 182494, Columbus, Ohio 43218-2494. Authorized brokers, investment advisers and Service Organizations may impose additional requirements and charges for the services rendered.



     Orders received by your broker or Service Organization for the Funds in proper order prior to the determination of net asset value and transmitted to the Fund prior to the close of its trading (which is currently 4:00 p.m., Eastern time), will become effective that day. Brokers who receive orders are obligated to transmit them promptly. You should receive written confirmation of your order within a few days of receipt of instructions from your broker.



     BY WIRE. Investments may be made directly through the use of wire transfers of Federal funds. Contact your bank and request it to wire Federal funds to the applicable Fund. In most cases, your bank will either be a member of the Federal Reserve Banking System or have a relationship with a bank that is. Your bank will normally charge you a fee for handling the transaction. To purchase shares by a Federal funds wire, please first contact

BISYS at 1-800-524-2276. An application must be sent for overnight delivery to:



     Sefton Funds
     c/o BISYS Funds Services
     3435 Stelzer Road
     Columbus, Ohio  43219-2494


                         INDIVIDUAL RETIREMENT ACCOUNTS


     The U.S. Government Fund, the Equity Value Fund and the Small Company Value Fund (the California Tax-Free Fund is not recommended for IRAs) may be used as a funding medium for IRAs. In addition, an IRA may be established
through a custodial account with [                     ]. Completion of a
special application is required in order to create such an account, and the minimum initial investment for an IRA is $2,000. Contributions to IRAs are subject to prevailing amount limits set by the Internal Revenue Service. For more information and IRA information, call the Fund at 1-800-524-2276. Additional account level fees may be imposed for IRA accounts.



                             EXCHANGE OF FUND SHARES


     The Funds offer two convenient ways to exchange shares in one Fund for shares in another Fund in the Trust. Before engaging in an exchange transaction, a shareholder should read carefully the Prospectus describing the Fund into which the exchange will occur, which is available without charge and can be obtained by writing to Sefton Funds, P.O. Box 182494, Columbus, Ohio 43218-2494, or by calling (800) 524-2276. A shareholder may not exchange shares of one Fund for shares of another Fund if the new

Fund is not qualified for sale in the state of the shareholder's residence. The minimum amount for an initial and subsequent exchange is $50. The Trust may terminate or amend the terms of the exchange privilege at any time upon at least 60 days' prior written notice to shareholders of any modification or termination of the exchange privilege.


     A new account opened by exchange must be established with the same name(s), address and social security number as the existing account. All exchanges will be made based on the net asset value next determined following receipt of the request by a Fund in good order, plus any applicable sales charge.

     An exchange is taxable as a sale of a security on which a gain or loss may be recognized. Shareholders will receive written confirmation of the exchange following completion of the transaction.


     EXCHANGE BY MAIL. To exchange Fund shares by mail, simply send a letter of instruction to the Fund. The letter of instruction must include: (i) your account number; (ii) the Fund from and the Fund into which you wish to exchange your investment; (iii) the dollar or share amount you wish to exchange; and (iv) the signatures of all registered owners or authorized parties. All signatures must be guaranteed by an eligible guarantor institution, including a member of a national securities exchange, or by a commercial bank or trust company, broker/dealer, credit union or savings association.



     EXCHANGE BY TELEPHONE. To exchange Fund shares by telephone or if you have any questions simply call the Funds at (800) 524-2276. You should be prepared to give the telephone representative the following information: (i) your account number, social security or tax identification number and account registration;
(ii) the name of the Fund from and the Fund into which you wish to transfer your investment; and (iii) the dollar or share amount you wish to exchange. The conversation may be recorded to protect you and the Funds. Telephone exchanges are available only if the shareholder so indicates by checking the "yes" box on the Purchase Application. Telephone exchanges will be suspended for a period of ten days following a telephone address change. See "REDEMPTION OF FUND SHARES - By Telephone" for a discussion of telephone transactions generally.


     AUTOMATIC INVESTMENT PROGRAM. An eligible shareholder may also participate in the Automatic Investment Program, an investment plan that automatically debits money from the shareholder's bank account and invests it in one or more of the Funds in the Trust through the use of electronic funds transfer or automatic bank drafts. Shareholders may elect to make subsequent investments by transfers of a minimum of $50 on either the fifth or twentieth day of each month into their established Fund account. Contact the Funds at (800) 524-2276 for more information about the Automatic Investment Program.

                            REDEMPTION OF FUND SHARES


     Shareholders may redeem their shares, in whole or in part, on each day the Fund is valued. Shares will be redeemed at the net asset value next determined after a redemption request in good order has been received and accepted by the applicable Fund. See "DETERMINATION OF NET ASSET VALUE" in the SAI.


     A redemption may be a taxable transaction on which gain or loss may be recognized.


     Where the shares to be redeemed have been purchased by check, the redemption request will be returned if the purchasing check has not cleared, which may take up to 15 calendar days. Shareholders may avoid this delay by investing through wire transfers of Federal funds. During the period prior to the time the shares are redeemed, dividends on the shares will continue to accrue and be payable and the shareholder will be entitled to exercise all other beneficial rights of ownership.


     Once the shares are redeemed, a Fund will ordinarily send the proceeds by check to the shareholder at the address of record on the next business day. The Funds may, however, take up to seven days to make payment. This will not be the customary practice. Also, if the New York Stock Exchange is closed (or when trading is restricted) for any reason other than the customary weekend or holiday closing or if an emergency condition as determined by the SEC merits such action, the Funds may suspend redemptions or postpone payment dates.

     REDEMPTION METHODS. To ensure acceptance of your redemption request, it is important to follow the procedures described below. Although the Funds have no present intention to do so, the Funds reserve the right to refuse or to limit the frequency of any telephone or wire redemptions. Of course, it may be difficult to place orders by telephone during periods of severe market or economic change, and a shareholder should consider alternative methods of communications, such as couriers. The Funds may modify or terminate their services and provisions at any time. If the Funds terminate any particular service, they will do so only after giving written notice to shareholders. Redemption by mail will always be available to shareholders.

     You may redeem your shares using any of the following methods:


     THROUGH AN AUTHORIZED BROKER, INVESTMENT ADVISER OR SERVICE ORGANIZATION. You may redeem your shares by contacting your authorized broker or investment adviser and instructing him or her to redeem your shares. He or she will then contact BISYS and place a redemption trade on your behalf.



     BY MAIL. You may redeem your shares by sending a letter directly to BISYS. To be accepted, a letter requesting redemption must include: (i) the Fund name and account registration from which you are redeeming shares; (ii) your account number; (iii) the amount to be redeemed; (iv) the signatures of all registered owners; and (v) for redemptions exceeding $50,000, a signature guarantee by any eligible guarantor institution, including a member of a national securities exchange, or a commercial bank or trust company, broker-dealer, credit union or savings association. Corporations, partnerships, trusts or other legal entities will be required to submit additional documentation.



     BY TELEPHONE. You may redeem your shares by calling the Funds at (800) 524-2276. You should be prepared to give the telephone representative the following information: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. The conversation may be recorded to protect you and the Funds. Telephone redemptions are available only if the shareholder so indicates by checking the "yes" box on the Purchase Application. The Funds employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If the Funds fail to employ such reasonable procedures, they may be liable for any loss, damage or expense arising out of any telephone transactions purporting to be on a shareholder's behalf. In order to assure the accuracy of instructions received by telephone, the Funds require some form of personal identification prior to acting upon instructions received by telephone, record telephone instructions and provide written confirmation to investors of such transactions. Telephone redemptions will be suspended for a period of 10 days following a telephone address change.


     You may instruct the Funds to send your redemption proceeds via a wire transmission to your personal bank. Your instructions should include: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. Wire redemptions can be made only if the "yes" box has been checked in the "Telephone Redemption Authorization" section on your Purchase Application, and you have attached a copy of a voided check or a letter summarizing the wiring instructions of the account where proceeds are to be wired. Your bank may charge you a fee for receiving a wire payment on your behalf.


     The above-mentioned services "By Telephone" and "By Wire" are not available for clients of Sefton Capital Management or for IRAs. Sefton Capital
Management clients should contact their representative.


     SYSTEMATIC WITHDRAWAL PLAN. An owner of $100,000 or more of a Fund may elect to have periodic redemptions from his or her account to be paid on a monthly, quarterly, semi-annual or annual basis. The minimum periodic payment is $50. A sufficient number of shares to make the scheduled redemption will normally be redeemed on the fifth or twentieth day of the selected month(s). Depending on the size of the payment requested and fluctuation in the net asset value, if any, of the shares redeemed, redemptions for the purpose of making such payments may reduce or even exhaust the account. A shareholder may request that these payments be sent to a predesignated bank or other designated party. Capital gains and dividend distributions paid to the account will automatically be reinvested at net asset value on the distribution payment date.

     REDEMPTION IN KIND. All redemptions of shares of the Funds shall be made in cash, except that the commitment to redeem shares in cash extends only to redemption requests made by each shareholder of a Fund during any 90-day period of up to the lesser of $250,000 or 1% of the net asset value of that Fund at the beginning of such period. This commitment is irrevocable without the prior approval of the SEC and is a fundamental policy of the Funds that may not be changed without shareholder approval. In the case of redemption requests by shareholders in excess of such amounts, the Board of Trustees reserves the right to have the Funds make payment, in whole or in part, in securities or other assets, in case of an emergency or any time a cash distribution would impair the liquidity of a Fund to the detriment of the existing shareholders. In this event, the securities would be valued in the same manner as the securities of that Fund are valued. If the recipient were to sell such securities he or she may receive more or less than the value of such securities as determined above, and might incur brokerage charges.


                 DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX

     Each Fund has elected to be treated and has qualified as a regulated investment company and intends to continue to qualify to be treated as a regulated investment company for each taxable year pursuant to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). By so qualifying and electing, each Fund generally will not be subject to Federal income tax to the extent that it distributes investment company taxable income and net realized capital gains in the manner required under the Code.


     Each Fund intends to distribute to its shareholders substantially all of its investment company taxable income (which includes, among other items, dividends and interest and the excess, if any, of net short-term capital gains (generally including any net option premium income) over net long-term capital losses). The Equity Value Fund and Small Company Value Fund will distribute investment company taxable income quarterly. The other Funds will declare distributions of such income daily and pay those dividends monthly. Each Fund intends to distribute, at least annually, substantially all net capital gains (the excess of net long-term capital gains over net short-term capital losses). In determining amounts of capital gains to be distributed, any capital loss carryovers from prior years will be applied against capital gains.


     The amount declared each day as a dividend may be based on projections of estimated monthly net investment income and may differ from the actual investment income determined in accordance with generally accepted accounting principles. An adjustment will be made to the dividend each month to account for any difference between the projected and actual monthly investment income.


     For all distributions, the shareholder may elect in writing, not less than five full business days prior to the record date, to receive such distributions in cash. Dividends declared in, and attributable to, the preceding period will be paid within five business days after the end of the period. Unless you choose to receive dividend and/or capital gain distributions in cash, your distributions will be automatically reinvested in additional shares of the respective Fund at net asset value. If you elect to receive distributions in cash and checks (1) if returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share net asset value determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

     Investors who redeem all or a portion of Fund shares prior to a dividend payment date will be entitled on the next dividend payment date to all dividends declared but unpaid on those shares at the time of their redemption.

     Distributions of investment company taxable income (regardless of whether derived from dividends, interest or short-term capital gains) will be taxable to shareholders as ordinary income. Distributions of net long-term capital gains designated by a Fund as capital gain distributions will be taxable as long-term capital gains, regardless of how long a shareholder has held his Fund shares. Distributions are taxable in the same manner whether received in additional shares or in cash.

     Earnings of the Funds not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of this tax, each Fund intends to comply with this distribution requirement.

     A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the calendar year if it is declared by a Fund during October, November, or December of that year to shareholders of record in such a month and paid by a Fund during January of the following calendar year. Such distributions will be treated as received by shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     Special tax rules may apply to a Fund's acquisition of financial futures contracts, forward contracts, and options on futures contracts. Such rules may, among other things, affect whether gains and losses from such transactions are considered to be short-term or long-term, may have the effect of deferring losses and/or accelerating the recognition of gains or losses, and, for purposes of qualifying as a regulated investment company, may limit the extent to which a Fund may be able to engage in such transactions.

     A Fund's distributions with respect to a given taxable year may exceed the current and accumulated earnings and profits of that Fund available for distribution. In that event, distributions in excess of such earnings and profits would be characterized as a return of capital to shareholders for Federal income tax purposes, thus reducing each shareholder's cost basis in his Fund shares. Distributions in excess of a shareholder's cost basis in his shares would be treated as a gain realized from a sale of such shares.

     Any gain or loss realized by a shareholder upon the sale or other disposition of shares of a Fund, or upon receipt of a distribution in complete liquidation of a Fund, generally will be a capital gain or loss which will be long-term or short-term generally depending upon the shareholder's holding period for the shares. A loss realized by a shareholder on a redemption, sale, or exchange of shares of a Fund with respect to which capital gain dividends have been paid will be characterized as a long-term capital loss to the extent of such capital gain dividends.

     The Funds may be required to withhold for Federal income tax ("backup withholding") 31% of the distributions and the proceeds of redemptions payable to shareholders who fail to provide a correct taxpayer identification number or to make required certifications, or where a Fund or shareholder has been notified by the Internal Revenue Service that the shareholder is subject to backup withholding. Most corporate shareholders and certain other shareholders specified in the code are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. Federal income tax liability.


     If the U.S. Government Fund, the Equity Value Fund or the Small Company Value Fund invest in the securities of foreign issuers, they may be subject to withholding and other similar income taxes imposed by a foreign country. Each Fund intends to elect, if it is eligible to do so under the Code, to "pass-through" to its shareholders the amount of such foreign taxes it paid. If such an election is made by a Fund, each shareholder of that Fund would be required to include in gross income the taxable dividends received by him and the amount of his pro rata share of those foreign taxes paid by the Fund. Each shareholder would be entitled either to deduct (as an itemized deduction) his pro rata share of the foreign taxes in computing his taxable income or to use it (subject to limitations) as a foreign tax credit against his U.S. Federal income tax liability. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of a Fund's taxable year whether the foreign taxes paid by the Fund will "pass-through" for that year.


     Shareholders will be notified annually by the Funds as to the Federal tax status of distributions made by the Funds in which they invest. Depending on the residence of the shareholder for tax purposes, distributions also may be subject to state and local taxes, including withholding taxes. Foreign shareholders may, for example, be subject to special withholding requirements. Special tax treatment, including a penalty on certain pre-retirement distributions, is accorded to accounts maintained as IRAs. Shareholders should consult their own tax advisers as to the Federal, state and local tax consequences of ownership of shares of the Funds in their particular circumstances.

     CALIFORNIA TAX-FREE FUND (THE "CALIFORNIA FUND"). With respect to the California Fund, dividends derived from interest excludable from gross income under Code Section 103 on obligations issued by states or political subdivisions thereof and which are designated by a Fund as "exempt-interest dividends" are not subject to the regular Federal income tax. The California Fund will be qualified to designate and pay exempt-interest dividends if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of securities on which the interest payments are exempt from Federal income tax under Code Section 103. To the extent that the California Fund's dividends distributed to shareholders are derived from earnings on interest income exempt from Federal income tax and are designated as "exempt-interest dividends" by that Fund, they will be excludable from a shareholder's gross income for regular Federal income tax purposes. Other dividends paid by the Fund, if any, will be taxable to shareholders.

     The California Fund may derive interest on temporary taxable investments and realize capital gains or losses from its portfolio transactions, including the sale of securities. Dividends derived from such interest, short-term capital gains, and long-term capital gains, respectively, will be taxable to shareholders as described, whether such distributions are made in cash or in additional shares of the Fund. In addition, a sale of shares in the California Fund (including a redemption of such shares and an exchange of shares between Funds) may be a taxable event and may result in a taxable gain or loss to the shareholder. It is possible that a portion of the distributions of the California Fund may constitute taxable rather than tax-exempt income in the hands of a shareholder. A loss realized by a shareholder on the redemption, sale, or exchange of shares of the California Fund with respect to which exempt-interest dividends have been paid will be disallowed to the extent of the exempt-interest dividends received if such shares have been held by the shareholder for six months or less.

     Tax-exempt interest from certain private activity bonds and exempt-interest dividends attributable to that interest income constitute an item of tax preference under the alternative minimum tax. Therefore, if the California Fund invests in such private activity bonds, certain shareholders may become subject to the alternative minimum tax on that part of the Fund's exempt-interest dividends derived from interest income on such bonds. See the SAI for further information about the tax consequences for certain types of investors of a Fund investing in private activity bonds.

     The entire amounts of exempt-interest dividends received from the California Fund by most corporations will be part of an adjustment in computing alternative minimum taxable income and will have to be taken into account for purposes of the environmental tax under Code Section 59A.

     There could be retroactive revocation of the tax-exempt status of certain municipal obligations after their issuance. In addition, in connection with budget and tax reform efforts, proposals may be made or adopted which would change the tax treatment arising from an investment in the California Fund. It is not possible to predict the precise impact of any of these events, but they may affect the value of the securities in the Fund's portfolio.

     Shareholders should be aware that redeeming shares of the California Fund after tax-exempt interest income has been accrued by the Fund but before that income has been declared as a dividend may be disadvantageous. This is because the gain, if any, on the redemption will be taxable, even though such gain may be attributable in part to the accrued tax-exempt interest which, if distributed to the shareholder as a dividend rather than as a redemption proceed, might have qualified as an exempt-interest dividend.

     Deductions for interest expense incurred (or deemed incurred) to acquire or carry shares of the California Fund may be subject to limitations that reduce or eliminate such deductions. In addition, under rules issued by the Internal Revenue Service for determining when borrowed funds are considered used for the purposes of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds, even though the borrowed funds are not directly traceable to the purchase of shares.

     Up to 85% of an individual's social security benefits and certain railroad benefits may be subject to Federal income tax. Along with other factors, total tax-exempt income, including exempt-interest dividends, is used to calculate the portion of such benefits that are taxed.

     The treatment for state, local and municipal tax purposes of distributions of exempt-interest dividends from the California Fund will vary according to the laws of the state and local taxing authorities. Exempt-interest dividends and other dividends may be subject to state and local taxation. Investors should consult with their tax advisers as to the availability of any exemptions from such taxes. Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by private activity bonds may suffer adverse tax consequences from investing in a Fund and, therefore, should consult their tax advisers before purchasing Fund shares. In some instances, a state or city may exempt from tax the portion of the distribution from a Fund that represents interest received on obligations of that state or its political subdivisions. Under the laws of certain other states and cities, the entire amount of any such distribution may be taxable. California law provides that if, at the close of each quarter of its taxable year, at least 50% of the value of the total assets of a regulated investment company consists of obligations the interest of which is exempt from tax under California law or of obligations the interest of which is exempt from tax under U.S. law, distributions designated as "exempt-interest" dividends for California purposes are exempt from California personal income taxes. Shareholders will be notified annually of the Federal income tax status of distributions and the percentage of municipal obligation interest income received, with its source indicated.
The interest on most private activity bonds is subject to the Federal alternative minimum tax and, except under unusual market conditions, the Fund will invest at least 80% of its net assets in securities that pay interest that is exempt (except for certain corporate shareholders) from the Federal alternative minimum tax.


               DESCRIPTION OF SECURITIES AND INVESTMENT PRACTICES

     U.S. GOVERNMENT SECURITIES. U.S. Government securities are obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. U.S. Treasury bills, which have a maturity of up to one year, are direct obligations of the United States and are the most frequently issued marketable U.S. Government security. The U.S. Treasury also issues securities with longer maturities in the form of notes and bonds.

     U.S. Government agency and instrumentality obligations are debt securities issued by U.S. Government-sponsored enterprises and Federal agencies. Some obligations of agencies are supported by the full faith and credit of the United States or by U.S. Treasury guarantees, such as mortgage-backed certificates, which may be guaranteed by the Government National Mortgage Association; others, such as obligations of the Federal Home Loan Banks, Federal Farm Credit Bank, Bank for Cooperatives, Federal Intermediate Credit Banks and the Federal Land Bank, are guaranteed by the right of the issuer to borrow from the U.S. Treasury; others, such as obligations of the Federal National Mortgage Association, are supported by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as obligations of the Student Loan Marketing Association and the Tennessee Valley Authority, are backed only by the credit of the agency or instrumentality issuing the obligation. In the case of obligations not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.


     BANK OBLIGATIONS. (U.S. Government Fund, Equity Value Fund and Small Company Value Fund) These obligations include negotiable certificates of deposit and bankers' acceptances. The Funds limit their bank investments to dollar-denominated obligations of U.S. or foreign banks which have more than $1 billion in total assets at the time of investment and, in the case of U.S. banks, are members of the Federal Reserve System or are examined by the Comptroller of the Currency, or whose deposits are insured by the Federal Deposit Insurance Corporation.


     COMMERCIAL PAPER. Commercial paper includes short-term unsecured promissory notes, variable rate demand notes and variable rate master demand notes issued by domestic bank holding companies, corporations and financial institutions (and foreign counterparts of the above), as well as similar instruments issued by foreign and domestic government agencies and instrumentalities. The Funds may purchase commercial paper rated in one of the two highest categories by a NRSRO, or if unrated, of comparable quality in the Adviser's opinion.


     CORPORATE DEBT SECURITIES. (U.S. Government Fund, Equity Value Fund and Small Company Value Fund) A Fund's investments in U.S. dollar- or foreign currency-denominated corporate debt securities of domestic or foreign issuers are limited to corporate debt securities (corporate bonds, debentures, notes and other similar corporate debt instruments) which meet the previously disclosed minimum ratings and maturity criteria (see "HIGHLIGHTS") or, if unrated, are in the Adviser's opinion comparable in quality to rated investment grade corporate debt securities in which the Fund may invest. See "THE INVESTMENT POLICIES AND PRACTICES OF THE FUNDS." The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.


     REPURCHASE AGREEMENTS. The Funds may enter into repurchase agreements collateralized by securities issued by the U.S. Government and its agencies. A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the buyer at a mutually agreed-upon time and price. These agreements may be considered to be loans by the purchaser collateralized by the underlying securities. These agreements will be fully collateralized and the collateral will be marked-to-market daily. The Funds will enter into repurchase agreements only with dealers, domestic banks or financial institutions which, in the opinion of the Adviser, present minimal credit risks in accordance with guidelines adopted by the Board of Trustees. See "INVESTMENT RESTRICTIONS." In the event of default by the seller under the repurchase agreement, a Fund may have problems in exercising its rights to the underlying securities and may experience time delays in connection with the disposition of such securities.


     REVERSE REPURCHASE AGREEMENTS. (U.S. Government Fund, Equity Value Fund and Small Company Value Fund) A Fund may borrow funds by selling portfolio securities to financial institutions such as banks and broker/dealers and agreeing to repurchase them at a mutually specified date and price ("reverse repurchase agreements"). Reverse repurchase agreements involve the risk that the market value of the securities sold by a Fund may decline below the repurchase price. A Fund will pay interest on amounts obtained pursuant to a reverse repurchase agreement. While reverse repurchase agreements are outstanding, a Fund will maintain in a segregated account cash or other liquid assets (as determined by the Board) of an amount at least equal to the market value of the securities, plus accrued interest, subject to the agreement.

     LOANS OF PORTFOLIO SECURITIES. To increase current income each Fund may lend its portfolio securities up to 5% of that Fund's total assets to brokers, dealers and financial institutions, provided certain conditions are met, including the condition that each loan is secured continuously by collateral maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned. For further information, see the SAI.

     VARIABLE AND FLOATING RATE DEMAND AND MASTER DEMAND NOTES. The Funds may, from time to time, buy variable or floating rate demand notes issued by corporations, bank holding companies and financial institutions and similar instruments issued by government agencies and instrumentalities. These securities will typically have a maturity over one year but carry with them the right of the holder to put the securities to a remarketing agent or other entity at designated time intervals and on specified notice. The obligation of the issuer of the put to repurchase the securities may be backed by a letter of credit or other obligation issued by a financial institution. The purchase price is ordinarily par plus accrued and unpaid interest. Generally, the remarketing agent will adjust the interest rate every seven days (or at other specified intervals) in order to maintain the interest rate at the prevailing rate for securities with a seven-day or other designated maturity. A Fund's investment in demand instruments which provide that the Fund will not receive the principal note amount within seven days' notice, in combination with the Fund's other investments in illiquid instruments, will be limited to an aggregate total of 15% of that Fund's net assets.

     The Funds may also buy variable rate master demand notes. The terms of these obligations permit a Fund to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower. These instruments permit weekly and, in some instances, daily changes in the amounts borrowed. The Funds have the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may repay up to the full amount of the note without penalty. The note may or may not be backed by bank letters of credit. Because the notes are direct lending arrangements between the Fund and borrower, it is not generally contemplated that they will be traded, and there is no secondary market for them, although they are redeemable (and, thus, immediately repayable by the borrower) at principal amount, plus accrued interest, at any time. In connection with any such purchase and on an ongoing basis, the Adviser will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes make demand simultaneously. While master demand notes, as such, are not typically rated by credit rating agencies, a Fund may, under its minimum rating standards, invest in them only if, at the time of an investment, the issuer meets the criteria set forth in the immediately preceding pages of this Prospectus for commercial paper obligations. The Funds may continue to hold variable rate master demand notes if the creditworthiness of the issuers declines below the minimum standards established by the Funds for investing in such notes.


     FORWARD COMMITMENTS AND WHEN-ISSUED SECURITIES. Each Fund may purchase when-issued securities and make contracts to purchase securities for a fixed price at a future date beyond customary settlement time if a Fund holds, and maintains until the settlement date in a segregated account, cash or other liquid assets in an amount sufficient to meet the purchase price, or if that Fund enters into offsetting contracts for the forward sale of other securities it owns. Purchasing securities on a when-issued basis and forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in value of a Fund's other assets. No income accrues on securities purchased on a when-issued basis prior to the time delivery of the securities is made, although a Fund may earn interest on securities it has deposited in the segregated account because it does not pay for the when-issued securities until they are delivered. Investing in when-issued securities has the effect of (but is not the same as) leveraging the Fund's assets. Although a Fund would generally purchase securities on a when-issued basis or enter into forward commitments with the intention of actually acquiring securities, that Fund may dispose of a when-issued security or forward commitment prior to settlement, if the Adviser deems it appropriate to do so. A Fund may realize short-term profits or losses upon such sales.


     MORTGAGE-RELATED SECURITIES. Mortgage pass-through securities are securities representing interests in "pools" of mortgages in which payments of both interest and principal on the securities are made monthly, in effect "passing through" monthly payments made by the individual borrowers on the residential mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities). Early repayment of principal on mortgage pass-through securities (arising from prepayments of principal due to sale of the underlying property, refinancing, or foreclosure, net of fees and costs which may be incurred) may expose a Fund to a lower rate of return upon reinvestment of principal. Also, if a security subject to prepayment has been purchased at a premium, in the event of prepayment the value of the premium would be lost. Like other fixed-income securities, when interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates decline, the value of mortgage-related securities with prepayment features may not increase as much as other fixed-income securities. In recognition of this prepayment risk to investors, the Public Securities Association (the "PSA") has standardized the method of measuring the rate of mortgage loan principal prepayments. The PSA formula, the Constant Prepayment Rate (the "CPR") or other similar models that are standard in the industry will be used by a Fund in calculating maturity for purposes of its investment in mortgage-related securities. Because the average life of mortgage-related securities may lengthen with increases in interest rates, the portfolio-weighted average life of the securities in which a Fund is invested may at times lengthen due to this effect. Under these circumstances, the Adviser may, but is not required to, sell securities in order to maintain an appropriate portfolio-weighted average life.

     Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government in the case of securities guaranteed by the Government National Mortgage Association ("GNMA"); or guaranteed by agencies or instrumentalities of the U.S. Government in the case of securities guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporations ("FHLMC"), which are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations. Mortgage pass-through securities created by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance, and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

     A Fund may also invest in investment grade Collateralized Mortgage Obligations ("CMOs") which are hybrid instruments with characteristics of both mortgage-backed bonds and mortgage pass-through securities. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired. To the extent a particular CMO is issued by an investment company, a Fund's ability to invest in such CMOs will be limited. See "INVESTMENT RESTRICTIONS" in the SAI.

     Assumptions generally accepted by the industry concerning the probability of early payment may be used in the calculation of maturities for debt securities that contain put or call provisions, sometimes resulting in a calculated maturity different than the stated maturity of the security.

     The Adviser expects that governmental, government-related or private entities may create mortgage loan pools and other mortgage-related securities offering mortgage pass-through and mortgage-collateralized investments in addition to those described above. As new types of mortgage-related securities are developed and offered to investors, the Adviser will, consistent with a Fund's investment objectives, policies and quality standards, consider making investments in such new types of mortgage-related securities. The Funds will invest in new types of mortgage-related securities posing materially different risks from existing types only after such securities have been described and their ratings disclosed in the prospectus.


     OTHER ASSET-BACKED SECURITIES. (U.S. Government Fund only) Other asset-backed securities (unrelated to mortgage loans) have been offered to investors, such as Certificates for Automobile Receivables ("CARS"). CARS represent undivided fractional interests in a trust ("trust") whose assets consist of a pool of motor vehicle retail installment sales contracts and security interest in the vehicles securing the contracts. Payments of principal and interest on CARS are "passed through" monthly to certificate holders and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust. Underlying sales contracts are subject to prepayment, which may reduce the overall return to certificate holders. If the letter of credit is exhausted, certificate holders may also experience delays in payment or losses on CARS if the full amounts due on underlying sales contracts are not realized by the trust because of unanticipated legal or administrative costs of enforcing the contracts, or because of depreciation, damage or loss of the vehicles securing the contracts, or other factors. For asset-backed securities, the industry standard uses a principal prepayment model, the "ABS Model," which is similar to the PSA identified previously under the first paragraph of "Mortgage-Related Securities." Either the PSA model, the ABS model or other similar models that are standard in the industry will be used by a Fund in calculating maturity for purposes of its investment in asset-backed securities.



     TAX-EXEMPT ASSET-BACKED SECURITIES. (California Tax-Free Fund only) Assets of the California Fund may be invested in various types of tax-exempt, asset-backed securities (unrelated to mortgage loans), similar to the asset backed securities in which the U.S. Government Fund may invest, to the extent they are or become available for investment. The Fund will invest in new types of such securities posing materially different risks from existing types only after such securities have been described and their ratings disclosed in the prospectus.



     COMMON STOCKS (Equity Value Fund and Small Company Value Fund) Common stock represents the residual ownership interest in the issuer after all of its obligations and preferred stocks are satisfied. Common stock fluctuates in price in response to many factors, including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market volatility. Furthermore, the Small Company Value Fund primarily will invest and the Equity Value Fund may invest in smaller companies. Small companies may have limited product lines, markets or financial resources; may lack depth of experience; and may be more vulnerable to adverse general market or economic developments than larger companies. The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information.



     PREFERRED STOCKS (Equity Value Fund and Small Company Value Fund) Preferred stock has a preference over common stock in liquidation and generally in dividends as well, but is subordinated to the liabilities of the issuer in all respects. Preferred stock may or may not be convertible into common stock. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics.



     FOREIGN SECURITIES. (U.S. Government Fund, Equity Value Fund and Small Company Value Fund) The Funds may invest directly in both sponsored and unsponsored U.S. dollar or foreign currency-denominated corporate securities (including preferred or preference stock), certificates of deposit and bankers' acceptances issued by foreign banks, and obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. There may be less information available to the Funds concerning unsponsored securities, for which the paying agent is located outside the United States. See "RISKS OF INVESTING IN THE FUNDS."



     The Funds will ordinarily purchase foreign securities traded in the United States. However, the Funds may purchase the securities of foreign issuers directly in foreign markets, although the U.S. Government Fund does not intend to invest more than 10% of its net assets, and the Equity Value Fund and Small Company Value Fund do not intend to invest more than 15% of their net assets, directly in foreign markets. Securities of foreign issuers that are not listed on a recognized domestic or foreign securities exchange are deemed to be illiquid investments subject to a limitation of no more than 15% of each Fund's total assets. See "Illiquid Investments" below.



     The Equity Value Fund and Small Company Value Fund may also invest directly in foreign equity securities and in securities represented by European Depositary Receipts ("EDRs") or American Depositary Receipts ("ADRs"). ADRs are dollar-denominated receipts generally issued by domestic banks, which represent the deposit with the bank of a security of a foreign issuer, and which are publicly traded on exchanges or over-the-counter in the United States. EDRs are receipts similar to ADRs and are issued and traded in Europe.


     There are certain risks associated with investments in unsponsored ADR programs. Because the non-U.S. company does not actively participate in the creation of the ADR program, the underlying agreement for service and payment will be between the depositary and the shareholder. The company issuing the stock underlying the ADRs pays nothing to establish the unsponsored facility, as fees for ADR issuance and cancellation are paid by brokers. Investors directly bear the expenses associated with certificate transfer, custody and dividend payment.

     In addition, in an unsponsored ADR program, there may be several depositaries with no defined legal obligations to the non-U.S. company. The duplicate depositaries may lead to marketplace confusion because there would be no central source of information to buyers, sellers and intermediaries. The efficiency of centralization gained in a sponsored program can greatly reduce the delays in delivery of dividends and annual reports.


      FOREIGN CURRENCY TRANSACTIONS. (U.S. Government Fund, Equity Value Fund and Small Company Value Fund) The Funds may enter into forward foreign currency exchange contracts for hedging purposes in anticipation of or in order to attempt to minimize the effect of fluctuations in the level of future foreign exchange rates. See the SAI for further information concerning foreign currency transactions. The Funds will set aside cash or other liquid assets in an amount at least equal to the market value of the instruments underlying the contract, less the amount of initial margin.



     INTEREST RATE FUTURES. (U.S. Government Fund only) The Fund may purchase and sell interest rate futures contracts ("futures contracts") as a hedge against changes in interest rates, provided that not more than 5% of the Fund's net assets are committed to such transactions. See the SAI for further information about interest rate futures. Futures transactions may fail as hedging techniques where price movements of the underlying securities do not follow price movements of the portfolio securities subject to the hedge. The loss with respect to futures transactions is potentially unlimited. Also, the Fund may be unable to control losses by closing its position where a liquid secondary market does not exist. The Fund will set aside cash or other liquid assets in an amount at least equal to the market value of the instruments underlying the contract, less the amount of initial margin.


     ILLIQUID INVESTMENTS. It is the policy of the Funds that illiquid securities whose transfer is restricted by law (including certain securities unregistered under federal securities law) and other illiquid securities (including repurchase agreements of more than seven days' duration, variable and floating rate demand and master demand notes not requiring receipt of the principal note amount within seven days' notice and securities of foreign issuers that are not listed on a recognized domestic or foreign securities exchange) may not constitute, at the time of purchase or at any time, more than 15% of the value of the total net assets of that Fund in which they are held. Securities with restrictions on resale but that have a readily available market are not deemed illiquid for purposes of this limitation.

     OPTIONS ON COMMON STOCKS AND STOCK INDICES. (Equity Value Fund and Small Company Value Fund) The Funds may write (i.e., sell) call options ("calls") to protect against market price uncertainty if the calls are "covered" throughout the life of the option. A call is "covered" if a Fund owns the optioned securities and maintains, in a segregated account with that Fund's custodian, cash or other liquid assets (as determined by the Board) with a value sufficient to meet its obligations under the call, or if the Fund owns an offsetting call option. When a Fund writes a call, it receives a premium and gives the purchaser the right to buy the underlying security at any time during the call period (usually not more than nine months in the case of common stock or 15 months in the case of U.S. Government securities) at a fixed exercise price, regardless of market price changes during the call period. If the call is exercised, the Fund forgoes any gain from an increase in the market price of the underlying security over the exercise price.



     The Funds also may purchase put options ("puts") for protective purposes. When a Fund purchases a put, it pays a premium in return for the right to sell the underlying security at the exercise price at any time during the option period. If any put is not exercised or sold, it will become worthless on its expiration date. If a put is purchased and becomes worthless on its expiration date, then the Fund will have lost the premium and this will have the effect of reducing the Fund's yield.



     The Funds will realize a gain (or loss) on a closing purchase transaction with respect to a call previously written by the Fund if the premium, plus commission costs, paid to purchase the call is less (or greater) than the premium, less commission costs, received on the sale of the call. A gain also will be realized if a call which a Fund has written lapses unexercised, because the Fund would retain the premium.


     There can be no assurance that a liquid secondary market will exist at any given time for a particular option.


     STOCK INDEX FUTURES CONTRACTS.  (Equity Value Fund and Small Company Value
Fund) The Funds may enter into stock index futures contracts in order to protect the value of common stock investments, provided that not more than 5% of the Fund's assets are committed to such transactions. See "DESCRIPTION OF SECURITIES AND INVESTMENT PRACTICES - Interest Rate Futures" and the SAI for further information about stock index futures contracts and related risks.



     PUT OPTIONS ON STOCK INDEX FUTURES CONTRACTS. (Equity Value Fund and Small Company Value Fund) The Funds may purchase put options on stock index futures as another method of protecting their assets against market declines. See the SAI for further information about these options contracts.



     There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures contract or a futures option position. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single day; once the daily limit has been reached on a particular contract, no trades may be made that day at a price beyond that limit. In addition, certain of these instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Lack of a liquid market for any reason may prevent a Fund from liquidating an unfavorable position and the Fund would remain obligated to meet margin requirements until the position is closed.


     The use of the techniques listed above which involve the segregation of assets to cover future obligations may impair the liquidity of the Fund's assets and its ability to operate as an open-end investment company. The Adviser will monitor each Fund's use of such techniques and report to the Trustees concerning their impact, if any, on liquidity and the Fund's ability to meet redemptions.


     CALIFORNIA MUNICIPAL OBLIGATIONS. (California Tax-Free Fund only) The Obligations in which the Fund invests include but are not limited to municipal bonds, floating rate and variable rate municipal obligations, participation interest in municipal bonds, tax-exempt asset-backed certificates, tax-exempt commercial paper, short-term municipal notes, standby commitments, general obligation bonds, revenue bonds, stripped municipal bonds, Mello-Roos Community Facility Act Bonds, and callable and putable bonds. The Adviser expects that governmental, government-related or private entities may create other tax-exempt investments in addition to those described above. As new types of tax-exempt vehicles are developed, the Adviser will, consistent with the Fund's investment objectives, policies and quality standards, consider making investments in such types of Obligations. The Fund will not invest in new types of tax-exempt vehicles posing materially greater risks than existing types before describing such securities and disclosing their ratings in the prospectus. The Fund will only purchase Obligations rated BBB, SP-2 or better by S&P or Baa, MIG-2 or better by Moody's (or given equivalent ratings by at least two other NRSROs) or, if the securities are not rated, are of comparable quality in the Adviser's opinion. The Fund will invest primarily in securities rated BBB (or equivalent) or better and will maintain a weighted average rating of at least A (or equivalent). The Fund's concentration in investments in Obligations may subject the Fund to greater risk with respect to its portfolio securities than an investment company with a broader range of investments, because changes in the financial condition or market assessment of issuers of Obligations generally may cause greater fluctuations in the Fund's yields and price of Fund shares. Also, the political or economic developments that affect one such security might also affect the other securities. See "INVESTMENT POLICIES" in the SAI. Municipal bonds include industrial development bonds ("IDBs"), moral obligation bonds, put bonds and private activity bonds ("PABs"). PABs generally relate to the financing of a facility used by a private entity or entities. The credit quality of such bonds is usually directly related to that of the users of the facilities. The interest on most private activity bonds is subject to the Federal alternative minimum tax and, except under unusual market conditions, the Fund will invest at least 80% of its assets in Obligations that pay interest that is exempt (except for certain corporate shareholders) from the Federal alternative minimum tax. The identification of the issuer of a municipal security depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer. Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees a security, such a guarantee would be considered a separate security.


     MUNICIPAL LEASE OBLIGATIONS. (California Tax-Free Fund only.) The Fund may invest in municipal lease obligations including certificates of participation ("COPs"), which finance a variety of public projects. Because of the way these instruments are structured, they carry a greater risk than other types of municipal securities. The Fund may invest in lease obligations only when they are rated by a rating agency or if unrated are deemed by the Adviser, under the direction of the Board of Trustees, to be of a quality comparable to the Fund's quality standards. Prior to purchasing a municipal lease obligation and on a regular basis thereafter, the Adviser will evaluate the credit quality and liquidity of the security. In making its evaluation, the Adviser will consider various credit factors, such as the necessity of the project, the municipality's credit quality, future borrowing plans, and sources of revenue pledged for lease repayment, general economic conditions in the region where the security is issued, and liquidity factors, such as dealer activity. The Adviser will also assess the likelihood that the lease will not be canceled. A risk particular to these obligations is that a municipality may not appropriate funds for lease payments.


                             INVESTMENT RESTRICTIONS

     (1) No Fund may borrow money or pledge or mortgage its assets, except that a Fund may borrow from banks up to 5% of the current value of its net assets for temporary or emergency purposes and those borrowings may be secured by the pledge of not more than 5% of the current value of that Fund's net assets (but investments may not be purchased by a Fund while any such borrowings exist).

     (2) No Fund may make loans, except loans of portfolio securities except that a Fund may enter into repurchase agreements with respect to its portfolio securities and may purchase the types of debt instruments described in this Prospectus.


     The foregoing investment restrictions and those described in the SAI as fundamental are policies of each Fund which may be changed only when permitted by law and approved by the holders of a majority of the applicable Fund's outstanding voting securities as described under "OTHER INFORMATION - Voting."


     If a percentage restriction on investment policies or the investment or use of assets set forth in this Prospectus are adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

                         RISKS OF INVESTING IN THE FUNDS

CERTAIN RISK CONSIDERATIONS

     GENERAL. The price per share of each of the Funds will fluctuate with changes in value of the investments held by the Fund. For example, the value of a Fund's shares will generally fluctuate inversely with the movements in interest rates. Shareholders of a Fund should expect the value of their shares to fluctuate with changes in the value of the securities owned by the Fund. There is, of course, no assurance that a Fund will achieve its investment objective or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. In order to attempt to minimize that risk, the Adviser monitors developments in the economy, the securities markets, and with each particular issuer. Also, as noted earlier, each diversified Fund is managed within certain limitations that restrict the amount of a Fund's investment in any single issuer.


     CALIFORNIA MUNICIPAL OBLIGATIONS. (California Tax-Free Fund only) Because this Fund will concentrate its investments in Obligations, it may be affected by political, economic or regulatory factors that may impair the ability of California issuers to pay interest on or to repay the principal of their debt obligations. As a result of certain amendments to the California Constitution and the adoption of other statutes that limit the taxing authority of California governmental entities, and reflecting other economic factors, California has experienced ongoing economic difficulties during the past several years which have included budget deficits, the elimination of budget reserves, and downgrades in the credit ratings assigned to its general obligation bonds by certain credit rating agencies. It is not presently possible to determine whether, or the extent to which, these credit rating agencies will change their ratings in the future. These Obligations may be subject to greater price volatility than municipal obligations in general as a result of the effect of supply and demand for these securities, which, in turn could cause greater volatility in the value of the shares of a Fund.


     Obligations of issuers of California Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bank Reform Act of 1978. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress or the California legislatures or by referenda extending the time for payment or principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes.
There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Obligations may be materially affected. Additional considerations relating to the risks of investing in California Municipal Obligations are presented in the SAI.

     CALIFORNIA STATE RISKS. The following information as to certain California risk factors is given to investors in view of the California Tax-Free Fund's policy of investing primarily in California state and municipal issuers. The information is based primarily upon information derived from public documents relating to securities offerings of California state and municipal issuers, from independent municipal credit reports and historically reliable sources, but has not been independently verified by the Fund. Changes in California constitutional and other laws during the last several years have raised questions about the ability of California state and municipal issuers to obtain sufficient revenue to pay their bond obligations. In 1978 California voters approved an amendment to the California Constitution known as Proposition 13. Proposition 13 limits ad valorem taxes on real property and restricts the ability of taxing entities to increase real property taxes. Legislation passed subsequent to Proposition 13, however, provided for the redistribution of California's General Fund surplus to local agencies, the reallocation of revenues to local agencies and the assumption of certain local obligations by the state so as to help California municipal issuers to raise revenue to pay their bond obligations. It is unknown, however, whether additional revenue redistribution legislation will be enacted in the future and whether, if enacted, such legislation would provide sufficient revenue for such California issuers to pay their obligations. The state is also subject to another constitutional amendment, Article XIIIB, which may have an adverse impact on California state and municipal issuers. Article XIIIB restricts the state from spending certain appropriations in excess of an appropriations limit imposed for each state and local government entity. If revenues exceed such appropriations limit, such revenues must be returned either as revisions in the tax rates or fee schedules. There are risks to investment in the California Tax-Free Fund posed by pending legal actions against the State of California. Because of the uncertain impact of the aforementioned statutes and legal actions, the possible inconsistencies in the respective terms of the statutes and the impossibility of predicting the level of future appropriations and applicability of related statutes to such questions, it is not currently possible to assess the impact of such legislation, legal actions and policies on the long-term ability of California state and municipal issuers to pay interest or repay principal on their obligations.

     California has relatively great size, wealth and a diverse economy. California's economy is one of the largest in the world and the state ranks number one among the 50 states in manufacturing, foreign trade, agriculture, construction and tourism. It is the largest in population of the states, with approximately 50% greater population than New York, and accounts for about 11% of the total national income and about 13% of personal income in the U.S. Through the 1980s, the rate of state population growth was more than twice that for the country.

     The California economy experienced a significant recession during the 1990-1993 time period. During the recession, the economy lost hundreds of thousands of jobs. Most of the job losses were attributable to defense industry down-sizing and construction industry contraction. The State's finances have had operating deficits since 1990 and by the end of fiscal year 1994 a significant accumulated deficit. By the end of fiscal year 1995, the state had produced an $821 million operating surplus. Currently, California is experiencing job growth in high-technology industries lead by the computer industry, motion picture production, electronic manufacturing and export related trade. California is now gaining jobs at a faster pace than the national average. There is, however, no assurance that the recent favorable economic developments will continue in the future.

     Orange County, California filed for protection from creditors using Chapter 9 of the federal Bankruptcy Code on December 6, 1994. This bankruptcy is the largest municipal bankruptcy filing ever. The filing followed the collapse of the county's investment pool which was pursuing a risky interest rate strategy involving a high degree of leveraging. Funds in the investment pool included those from more than 180 local municipalities and agencies. On May 2, 1995, the bankruptcy court approved a settlement between the county and the participants in the investment pool. At this time it is impossible to predict what further adverse financial impact on California's municipal bond market, if any, will result from Orange County's bankruptcy.


     SMALL CAPITALIZATION COMPANIES.  (Equity Value Fund and Small Company Value
Fund) The Equity Value Fund and Small Company Value Fund may invest in securities of small capitalization companies, defined as companies with stock market capitalization of $1 billion or less at the time of initial purchase. This investment may involve greater risks since these securities may have limited marketability and, thus, may be more volatile. Because small capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult for the Funds to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. In addition, small capitalization companies are typically subject to a greater degree of changes in earnings and business prospects than are larger, more established companies. There is typically less publicly available information concerning small capitalization companies than for larger, more established ones. Therefore, an investment in these Funds may involve a greater degree of risk than an investment in other mutual funds that seek capital appreciation by investing in better-known, larger companies.



     FOREIGN SECURITIES (U.S. Government Fund, Equity Value Fund and Small Company Value Fund). Investing in the securities of issuers in any foreign country including ADR's and EDR's involves special risks and considerations not typically associated with investing in U.S. companies. These include differences in accounting, auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country); and political instability which could affect U.S. investments in foreign countries. Additionally, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than apply to domestic custodial arrangements and transaction costs of foreign currency conversions. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in currencies other than the U.S. dollar. The Funds' investments may be affected either unfavorably or favorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations and by indigenous economic and political developments. Through the Funds' flexible policies, management endeavors to avoid unfavorable consequences and to take advantage of favorable developments in particular nations where, from time to time, it places the Funds' investments. See the SAI for further information about foreign securities.


     NON-DIVERSIFICATION. To provide somewhat greater investment flexibility, both the U.S. Government and the California Tax-Free Funds are "non-diversified" funds under the Investment Company Act of 1940, as amended (the "Act") and, as such, are not required to meet any diversification requirements under that Act. However, the Funds must, nevertheless, meet certain diversification tests to qualify as regulated investment companies under the Code. The Funds may use their ability as non-diversified funds to concentrate their assets in the securities of a smaller number of issuers which the Adviser deems to be attractive investments, rather than invest in a larger number of securities merely to satisfy non-tax diversification requirements. Such concentration also involves a risk of loss to that Fund should the issuer be unable to make interest or principal payments thereon or should the market value of such securities decline. Investment in a non-diversified fund could, therefore, entail greater risks than an investment in a "diversified" fund, including a risk of greater fluctuations in yield and share price.


                                OTHER INFORMATION

CAPITALIZATION


     Sefton Funds Trust was organized as a Delaware business trust on January 6, 1995 and currently consists of four separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with a par value of $0.001 each. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.





VOTING

     Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Declaration of Trust, they may be entitled to vote. The Funds are not required to hold regular annual meetings of shareholders and do not intend to do so. The Trustees are required to call a meeting for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Funds. See "OTHER INFORMATION - Voting Rights" in the SAI.

     The Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Funds may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Funds and in connection with such meeting to comply with the shareholders' communications provisions of Section 16(c) of the Act. See "OTHER INFORMATION - Voting Rights" in the SAI.

     Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in the Prospectus, the phrase "vote of a majority of the outstanding shares" of a Fund (or the Funds) means the vote of the lesser of: (1) 67% of the shares of a Fund (or the Funds) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of a Fund (or the Funds).

PERFORMANCE INFORMATION

     A Fund may, from time to time, include its yield and total return in advertisements or reports to shareholders or prospective investors. The methods used to calculate the yield and total return of the Funds is mandated by the SEC.

     Quotations of "yield" for a Fund will be based on the investment income per share during a particular 30-day (or one month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the maximum public offering price per share on the last day of the period. The 30-day yield for the California Tax-Free Fund and the U.S. Government Fund as of March 31, 1996 were 4.69% and 5.67%, respectively.

     Quotations of yield and effective yield reflect only a Fund's performance during the particular period on which the calculations are based. Yield and effective yield for a Fund will vary based on changes in market conditions, the level of interest rates and the level of that Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

     Quotations of average annual total return for a Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in that Fund over periods of 1, 5 and 10 years (up to the life of that Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.


     Performance information for a Fund may be compared to various unmanaged indices, such as those indices prepared by Lipper Analytical Services, Morningstar, Standard & Poor's 500 Stock Index, the Russell 2000 Index, the Dow Jones Industrial Average and other entities or organizations which track the performance of investment companies. Any performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the Funds and the market conditions during the time period indicated, and should not be considered to be representative of what may be achieved in the future. For a description of the methods used to determine yield and total return for Funds, see the SAI.


     The California Tax-Free Fund may also advertise its "taxable equivalent yield." Taxable equivalent yield is the yield that an investment, subject to both Federal and California personal income taxes, would need to earn in order to equal, on an after-tax basis, the yield on an investment exempt from such taxes (normally calculated assuming the maximum combined Federal and California marginal tax rate). A taxable equivalent yield quotation for a Fund will be higher than the yield or the effective yield quotations for a Fund.

     The following table shows how to translate the yield of an investment that is exempt from both Federal and California personal income taxes into a taxable equivalent yield for the 1995 taxable year. The last four columns of the table shows approximately how much taxable investment would have to yield in order to generate an after-tax (Federal and California personal income taxes) yield of 5%, 6%, 7% or 8%. For example, the table shows that a married taxpayer filing a joint return with taxable income of $50,000 would have to earn a yield of approximately 10.34% before Federal and California personal income taxes in order to earn a yield after such taxes of 7%.

                                1995 TAXABLE YEAR

             TAXABLE EQUIVALENT YIELD TABLE - FEDERAL AND CALIFORNIA
                             PERSONAL INCOME TAXES*

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                           To Equal
       Taxable Income (1)               Combined     Hypothetical Tax-Free
-------------------------------------   Marginal   Yield of 5%, 6%, 7% or 8%
                     Married Filing       Tax      A Taxable Investment Would
       Single            Jointly       Rate(2)(3)  Have To Yield Approximately
------------------------------------------------------------------------------
                                                    5%      6%     7%      8%
------------------------------------------------------------------------------
                    $ 22,898-$ 36,136    18.40%    6.13%   7.35%  8.58%   9.80%
------------------------------------------------------------------------------
                    $ 36,137-$ 39,000    20.10     6.26    7.51   8.76   10.01
------------------------------------------------------------------------------
 $ 23,350-$ 25,083  $ 39,001-$ 50,166    32.32     7.39    8.87  10.34   11.82
------------------------------------------------------------------------------
 $ 25,084-$ 31,700  $ 50,167-$ 63,400    33.76     7.55    9.06  10.57   12.08
------------------------------------------------------------------------------
 $ 31,701-$ 56,550  $ 63,401-$ 94,250    34.70     7.66    9.19  10.72   12.25
------------------------------------------------------------------------------
 $ 56,551-$109,936  $ 94,251-$143,600    37.42     7.99    9.59  11.19   12.78
------------------------------------------------------------------------------
 $109,937-$117,950                       37.90     8.05    9.66  11.27   12.88
------------------------------------------------------------------------------
                    $143,601-$219,872    41.95     8.61   10.34  12.06   13.78
------------------------------------------------------------------------------
 $117,951-$219,872  $219,873-$256,500    42.40     8.68   10.42  12.15   13.89
------------------------------------------------------------------------------
 $219,873-$256,500                       43.04     8.78   10.53  12.29   14.04
------------------------------------------------------------------------------
                    $256,501-$439,744    45.64     9.20   11.04  12.88   14.72
------------------------------------------------------------------------------
     over $256,500      over $439,744    46.24     9.30   11.16  13.02   14.88
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1)  Assuming the Federal alternative minimum tax is not applicable.
(2) The combined marginal rates were calculated using Federal tax rate tables for the 1995 taxable year and California tax rate tables for the 1995 taxable year. The Federal and California tax rate tables are indexed each year to reflect changes in the Consumer Price Index and the California Price Index, respectively.
(3) The combined Federal and California personal income tax marginal rates assume that California income taxes are fully deductible for Federal income tax purposes as an itemized deduction. However, the ability to deduct itemized deductions (including state income taxes) for Federal income tax purposes is limited for those taxpayers whose Federal adjusted gross income for 1995 exceeds $114,700 ($57,350 in the case of a married individual filing a separate return).

* This chart is prepared for general information purposes only. Tax equivalent yields are a useful tool in determining the benefits of a tax-exempt investment; however, tax equivalent yields should not be regarded as determinative of the desirability of such an investment. In addition, this chart is based on a number of assumptions which may not apply in each individual case. An investor should therefore consult a competent tax adviser regarding tax equivalent yields in individual circumstances.

ACCOUNT SERVICES

     All transactions in shares of the Funds will be reflected in a monthly statement for each shareholder. In those cases where a Service Organization or its nominee is the shareholder of record of shares purchased for its customer, the Funds have been advised that the statement may be transmitted to the customer at the discretion of the Service Organization.


      BISYS acts as the Funds' transfer agent. The Funds compensate BISYS, pursuant to a Services Agreement, for providing personnel and facilities to perform dividend disbursing and transfer agency-related services for the Funds. State Street Bank and Trust Company acts as the Funds' custodian.


SHAREHOLDER INQUIRIES


     All shareholder inquiries should be directed to the Funds at 3435 Stelzer Road, Columbus, Ohio 43219-2444.


     General and Account Information:  (800) 524-2276.

                                    APPENDIX

DESCRIPTION OF MOODY'S BOND RATINGS:


     Excerpts from Moody's description of its four highest bond ratings are listed as follows: Aaa - judged to be the best quality and they carry the smallest degree of investment risk; Aa - judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally know as high grade bonds; A - possess many favorable investment attributes and are to be considered as "upper medium grade obligations"; Baa - considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. This group is the lowest which qualifies for investment grade. Other Moody's bond descriptions include: Ba - judged to have speculative elements, their future cannot be considered as well assured; B - generally lack characteristics of the desirable investment; Caa - are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest; Ca - speculative in a high degree, often in default; C - lowest rated class of bonds, regarded as having extremely poor prospects.


     Moody's also supplies numerical indicators 1, 2 and 3 to rating categories. The modifier 1 indicates that the security is in the higher end of its rating category; the modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking toward the lower end of the category.

DESCRIPTION OF S&P'S BOND RATINGS:


     Excerpts from S&P's description of its four highest bond ratings are listed as follows: AAA - highest grade obligations, in which capacity to pay interest and repay principal is extremely strong; AA - also qualify as high grade obligations, having a very strong capacity to pay interest and repay principal, and differs from AAA issues only in a small degree; A - regarded as upper medium grade, having a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories; BBB
- regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. This group is the lowest which qualifies for investment grade. BB, B, CCC, CC - predominantly speculative with respect to capacity to pay interest and repay principal in accordance with terms of the obligations; BB indicates the highest grade and CC the lowest within the speculative rating categories.


     S&P applies indicators "+," no character, and "-" to its rating categories. The indicators show relative standing within the major rating categories.

DESCRIPTION OF MOODY'S RATINGS OF NOTES AND VARIABLE RATE DEMAND INSTRUMENTS:

     Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade or MIG. Such ratings recognize the differences between short-term credit and long-term risk. Short-term ratings on issues with demand features (variable rate demand obligations) are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payments relying on external liquidity.

     MIG 1/VMIG 1: This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

     MIG 2/VMG 2: This denotes high quality. Margins of protection are ample although not as large as in the preceding group.

DESCRIPTION OF MOODY'S TAX-EXEMPT COMMERCIAL PAPER RATINGS:

     Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations which have an original maturity not exceeding nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act of 1933, nor does it represent that any specific note is a valid obligation of a rated issuer or issued in conformity with any applicable law. The following designations, all judged to be investment grade, indicate the relative repayment ability of rated issuers of securities in which the Trust may invest.

     PRIME-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term promissory obligations.

     PRIME-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term promissory obligations.

DESCRIPTION OF S&P'S RATINGS FOR MUNICIPAL BONDS:

INVESTMENT GRADE

     AAA: Debt rated "AAA" has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     AA: Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

     A: Debt rated "A" has strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB: Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

SPECULATIVE GRADE

     BB, B, CCC, CC: Debt rated in these categories is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     CI: The "CI" rating is reserved for income bonds on which no interest is being paid.

     D: Debt rated "D" is in default, and payment of interest and/or repayment of principal is in arrears.

     PLUS (+) OR MINUS (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

DESCRIPTION OF S&P'S RATINGS FOR INVESTMENT GRADE MUNICIPAL NOTES AND SHORT-TERM DEMAND OBLIGATIONS:

     SP-1: Issues carrying this designation have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     SP-2: Issues carrying this designation have a satisfactory capacity to pay principal and interest.

DESCRIPTION OF S&P'S RATINGS FOR DEMAND OBLIGATIONS AND TAX-EXEMPT COMMERCIAL
PAPER:

     An S&P commercial paper rating is a current assessment of the likelihood of timely repayment of debt having an original maturity of no more than 365 days. The two rating categories for securities in which the Trust may invest are as follows:

     A-1: This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics will be denoted with a plus (+) designation.

     A-2: Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1."

                       STATEMENT OF ADDITIONAL INFORMATION

                               Sefton Funds Trust

                                3435 Stelzer Road
                               Columbus, Ohio 43219
                General and Account Information: (800) 524-2276



                  Sefton Capital Management, Investment Adviser
                            ("SCM" or the "Adviser")


          BISYS Funds Services,  Administrator, Distributor and Sponsor


                           ("BISYS" or the "Sponsor")




     This Statement of Additional Information ("SAI") describes the shares of four funds (the "Funds") managed by SCM. Each Fund is a portfolio of Sefton Funds Trust (the "Trust"). The Funds are:



           U.S. Government Fund
           California Tax-Free Fund
           Equity Value Fund
           Small Company Value Fund



     The SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the prospectus for shares of the Funds dated June 30, 1997 (the "Prospectus"). This SAI contains additional and more detailed information than that set forth in the Prospectus and should be read in conjunction with the Prospectus. The Prospectus may be obtained without charge by writing or calling the Funds at the address and information number printed above.




June 30, 1997

                                TABLE OF CONTENTS


                                                                            Page


     INVESTMENT POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . .    2
               Bank Obligations . . . . . . . . . . . . . . . . . . . . . .    2
               Commercial Paper . . . . . . . . . . . . . . . . . . . . . .    2
               Corporate Debt Securities  . . . . . . . . . . . . . . . . .    2
               Repurchase Agreements  . . . . . . . . . . . . . . . . . . .    2
               Reverse Repurchase Agreements  . . . . . . . . . . . . . . .    3
               Variable and Floating Rate Demand and Master Demand Notes  .    3
               Loans of Portfolio Securities  . . . . . . . . . . . . . . .    3
               Mortgage-Related Securities  . . . . . . . . . . . . . . . .    3
               Foreign Securities . . . . . . . . . . . . . . . . . . . . .    4
               Investment Company Securities  . . . . . . . . . . . . . . .    4
               Interest Rate Futures Contracts  . . . . . . . . . . . . . .    4
               Stock Index Futures Contracts  . . . . . . . . . . . . . . .    5
               Put Captions on Stock Index Futures Contracts  . . . . . . .    5
               California Municipal Obligations . . . . . . . . . . . . . .    6

     INVESTMENT RESTRICTIONS  . . . . . . . . . . . . . . . . . . . . . . .   12

     MANAGEMENT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
               Trustees and Officers  . . . . . . . . . . . . . . . . . . .   13
               Investment Adviser . . . . . . . . . . . . . . . . . . . . .   14
               Distribution of Fund Shares  . . . . . . . . . . . . . . . .   15
               Administrators, Bookkeeping and Pricing Agent  . . . . . . .   15
               Service Organizations  . . . . . . . . . . . . . . . . . . .   16

     DETERMINATION OF NET ASSET VALUE . . . . . . . . . . . . . . . . . . .   17

     ADDITIONAL PURCHASE AND REDEMPTION INFORMATION . . . . . . . . . . . .   17

     PORTFOLIO TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . .   18
               Portfolio Turnover . . . . . . . . . . . . . . . . . . . . .   19

     TAXATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

     OTHER INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . .   24
               Capitalization . . . . . . . . . . . . . . . . . . . . . . .   24
               Control Persons and Principal Holders of Securities  . . . .   25
               Voting Rights  . . . . . . . . . . . . . . . . . . . . . . .   25
               Custodian and Transfer Agent . . . . . . . . . . . . . . . .   26
               Yield and Performance Information  . . . . . . . . . . . . .   26
               Independent Accountants  . . . . . . . . . . . . . . . . . .   27
               Registration Statement . . . . . . . . . . . . . . . . . . .   27

     FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .   28

                               INVESTMENT POLICIES

     The Prospectus discusses the investment objectives of the Funds and the policies to be employed to achieve those objectives. This section contains supplemental information concerning certain types of securities and other instruments in which the Funds may invest, the investment policies and portfolio strategies that the Funds may utilize, and certain risks attendant to such investments, policies and strategies.


     BANK OBLIGATIONS (U.S. Government Fund, Equity Value Fund and Small
Company Value Fund). These obligations include negotiable certificates of deposit and bankers' acceptances. A description of the banks, the obligations of which the Funds may purchase, is set forth in the Prospectus. A certificate of deposit is a short-term, interest-bearing negotiable certificate issued by a commercial bank against funds deposited in the bank. A bankers' acceptance is a short-term draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction. The borrower is liable for payment, as is the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date.



     COMMERCIAL PAPER (All Funds). Commercial paper includes short-term unsecured promissory notes, variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations and financial institutions and similar taxable instruments issued by government agencies and instrumentalities. All commercial paper purchased by the Funds is, at the time of investment, (i) rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations ("NRSROs"), (ii) issued or guaranteed as to principal and interest by issuers having an existing debt security rating in one of the two highest rating categories by a least two NRSROs, or (iii) securities which, if not rated or single rated, are, in the opinion of the Funds' Adviser, of an investment quality comparable to rated commercial paper in which the Funds may invest. See "Variable and Floating Rate and Master Demand Notes."



     CORPORATE DEBT SECURITIES (U.S. Government Fund, Equity Value Fund and Small Company Value Fund). Fund investment in these securities is limited to corporate debt securities (corporate bonds, debentures, notes and similar corporate debt instruments) which meet the rating criteria established for each Fund.


     The ratings of Standard & Poor's Corporation, Moody's Investors Service, Inc., and other NRSROs represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. After purchase by a Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require a sale of such security by the Fund. However, the Funds' Adviser will consider such event in its determination of whether the Fund should continue to hold the security. To the extent the ratings given by an NRSRO may change as a result of changes in such organizations or their rating systems, the Adviser will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Prospectus and in this SAI.

     It is possible that unregistered securities purchased by a Fund in reliance upon Rule 144A under the Securities Act of 1933 could have the effect of increasing the level of the Fund's illiquidity to the extent that qualified institutional buyers become, for a period, uninterested in purchasing these securities.

     REPURCHASE AGREEMENTS (ALL FUNDS). The Funds may invest in securities subject to repurchase agreements with U.S. banks or broker-dealers. Such agreements may be considered to be loans by the Funds for purposes of the Investment Company Act of 1940, as amended (the "1940 Act"). A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the buyer at a mutually agree upon time and price. The repurchase price exceeds the sale price, reflecting an agreed-upon interest rate effective for the period the buyer owns the security subject to repurchase. The agreed-upon rate is unrelated to the interest rate on that security. The Adviser will monitor the value of the underlying security at the time the transaction is entered into and at all times during the term of the repurchase agreement to ensure that the value of the security always equals or exceeds the repurchase price. In the event of default by the seller under the repurchase agreement, the Funds may have problems in exercising their rights to the underlying securities and may incur costs and experience time delays in connection with the disposition of such securities.

     REVERSE REPURCHASE AGREEMENTS (U.S. Government Fund, Equity Value Fund and Small Company Value Fund). A Fund may borrow funds by selling portfolio securities to financial institutions such as banks and broker/dealers and agreeing to repurchase them at a mutually specified date and price ("reverse repurchase agreements"). Reverse repurchase agreements involve the risk that the market value of the securities sold by a Fund may decline below the repurchase price. A Fund will pay interest on amounts obtained pursuant to a reverse repurchase agreement. While reverse repurchase agreements are outstanding, a Fund will maintain in a segregated account cash, or other liquid assets (as determined by the Board) of an amount at least equal to the market value of the securities, plus accrued interest, subject to the agreement.



     VARIABLE AND FLOATING RATE DEMAND AND MASTER DEMAND NOTES (All Funds).
The Funds may acquire variable and floating rate instruments as described in the Prospectus. Variable and floating rate instruments are frequently not rated by credit rating agencies; however, unrated variable and floating rate instruments purchased by a Fund will be determined by the Adviser under guidelines established by the Board of Trustees to be of comparable quality at the time of purchase to rated instruments eligible for purchase by the Funds. In making such determinations, the Adviser will consider the earning power, cash flows and other liquidity ratios of the issuers of such instruments (such issuers include financial, merchandising, investment banking, bank holding and other companies) and will continuously monitor their financial condition. There may not be an active secondary market with respect to a particular variable or floating rate instrument purchased by a Fund. The absence of such an active secondary market could make it difficult for a Fund to dispose of the variable or floating rate instrument involved. In the event the issuer of the instrument defaulted on its payment obligations, a Fund could, for this or other reasons, suffer a loss to the extent of the default. Variable and floating rate instruments may be secured by bank letters of credit, guarantees or lending commitments.


     Instruments having variable or floating interest rates or demand features may be deemed to have remaining maturities as follows: (a) a U.S. Government security with a variable rate of interest readjusted no less frequently than every 762 days may be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate; (b) an instrument with a floating rate of interest, the principal amount of which is scheduled on the face of the instrument to be paid in 397 days or less, may be deemed to have a maturity equal to one day; (c) an instrument with a variable rate of interest, the principal amount of which is scheduled on the face of the investment to be paid in more than 397 days, and that is subject to a demand feature may be deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand; (d) an instrument with a variable rate of interest, the principal amount of which is scheduled to be paid in 397 days or less may be deemed to have a maturity equal to the earlier of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand; and (e) an instrument with a floating rate of interest, the principal amount of which is scheduled to be paid in more than 397 days, that is subject to a demand feature, may be deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand.

     LOANS OF PORTFOLIO SECURITIES (All Funds). The Funds may lend their portfolio securities to brokers, dealers and financial institutions, provided:
(1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or letters of credit maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the Funds may at any time call the loan and obtain the return of the securities loaned within five business days; (3) the Funds will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed 5% of the total assets of a particular Fund.

     The Funds will earn income for lending their securities because cash collateral pursuant to these loans will be invested in short-term money market instruments. In connection with lending securities, the Funds may pay reasonable finders, administrative and custodial fees. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.


     MORTGAGE-RELATED SECURITIES (All Funds). There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities guaranteed by the Government National Mortgage Association ("GNMA") include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by the Federal National Mortgage Association ("FNMA") include FNMA Guaranteed
Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of the FNMA and are not backed by or entitled to the full faith and credit of the United States, but are supported by the right of the issuer to borrow from the Treasury. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to timely payment of the principal and interest by FNMA. Mortgage-related securities issued by the Federal Home Loan Mortgage
Corporation ("FHLMC") include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "PCs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by the FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage but in no event later than one year after it becomes payable.



     FOREIGN SECURITIES (U.S. Government Fund, Equity Value Fund and Small Company Value Fund). As described in the Prospectus, changes in foreign exchange rates will affect the value of securities denominated or quoted in currencies other than the U.S. dollar.


     Since Funds may invest in securities denominated in currencies other than the U.S. dollar, and since those Funds may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies, a Fund may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. Changes in foreign currency exchange rates will influence values within the Fund from the perspective of U.S. investors. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities, and net investment income and gains, if any, to be distributed to shareholders by the Fund. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors.

     Those Funds that purchase foreign currency-denominated securities may enter into foreign currency exchange contracts in order to protect against uncertainty in the level of future foreign exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted between currency traders (usually large commercial banks) and their customers. Forward foreign currency exchange contracts may be bought or sold to protect a Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar, or between foreign currencies. Although such contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time, they tend to limit any potential gain which might result should the value of such currency increase.

     INVESTMENT COMPANY SECURITIES (All Funds). The Funds may invest in securities issued by other investment companies. Each Fund currently intends to limit its investments in securities issued by other investment companies so that, as determined immediately after a purchase of such securities is made: (i) not more than 5% of the value of the Fund's total assets will be invested in the securities of any one investment company; (ii) not more than 10% of the value of its total assets will be invested in the aggregate in securities of investment companies as a group; and (iii) not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund or by the Funds as a whole.

     INTEREST RATE FUTURES CONTRACTS (U.S. Government Fund only). This Fund may purchase and sell interest rate futures contracts ("futures contracts") as a hedge against changes in interest rates. A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. Future contracts are traded on designated "contracts markets" which, through their clearing corporations, guarantee performance of the contracts. Currently, there are futures contracts based on securities such as long-term U.S. Treasury bonds, U.S. Treasury notes, GNMA Certificates and three-month U.S. Treasury bills.

     Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if a Fund holds long-term U.S. Government securities and the Adviser anticipates a rise in long-term interest rates, it could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the Fund's portfolio securities declined, the value of the Fund's futures contracts would increase, thereby protecting the Fund by preventing its net asset value from declining as much as it otherwise would have. Similarly, entering into futures contracts for the purchase of securities has an effect similar to actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if the Adviser expects long-term interest rates to decline, the Fund might enter into futures contracts for the purchase of long-term securities, so that it could gain rapid market exposure that may offset anticipated increases in the cost of securities it intends to purchase, while continuing to hold higher-yielding short-term securities or waiting for the long-term market to stabilize. Futures transactions may fail as hedging techniques where price movements of the underlying securities do not follow price movements of the portfolio securities subject to the hedge. The loss with respect to futures transactions is potentially unlimited. Also, the Fund may be unable to control losses by closing its position where a liquid secondary market does not exist.


     STOCK INDEX FUTURES CONTRACTS (Equity Value Fund and Small Company Value
Fund). A stock index futures contract is an agreement in which one party agrees to deliver to the other an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. As the aggregate market value of the stocks in the index changes, the value of the index also will change. In the event that the index level rises above the level at which the stock index futures contract was sold, the seller of the stock index futures contract will realize a loss determined by the difference between the two index levels at the time of expiration of the stock index futures contract, and the purchaser will realize a gain in that amount.
In the event the index level falls below the level at which the stock index futures contract was sold, the seller will recognize a gain determined by the difference between the two index levels at the expiration of the stock index futures contract, and the purchaser will realize a loss. Stock index futures contracts expire on a fixed date, currently one to seven months from the date of the contract, and are settled upon expiration of the contract.



     The Funds intend to utilize stock index futures contracts primarily for the purpose of attempting to protect the value of its common stock portfolio in the event of a decline in stock prices. The Funds, therefore, usually will be sellers of stock index futures contracts. This risk management strategy is an alternative to selling securities in the portfolio and investing in money market instruments. Also, stock index futures contracts may be purchased to protect a Fund against an increase in prices of stocks which the Fund intends to purchase. If a Fund is unable to invest its cash (or cash equivalents) in stock in an orderly fashion, the Fund could purchase a stock index futures contract which may be used to offset any increase in the price of the stock. However, it is possible that the market may decline instead, resulting in a loss on the stock index futures contract. If the Fund then concludes not to invest in stock at that time, or if the price of the securities to be purchased remains constant or increases, the Fund will realize a loss on the stock index futures contract that is not offset by a reduction in the price of securities purchased. The Fund also may buy or sell stock index futures contracts to close out existing futures positions. See "Interest Rate Futures Contracts" above for more information on the risks of stock index futures contracts.



     PUT OPTIONS ON STOCK INDEX FUTURES CONTRACTS (Equity Value Fund and Small Company Value Fund). The Funds may also purchase put options on stock index futures contracts. Sales of such options may also be made to close out an open option position. The Funds may, for example, purchase a put option on a particular stock index futures contract or stock index to protect against a decline in the value of the common stocks it holds. If the stocks in the index decline in value, the put should become more valuable and a Fund could sell it to offset losses in the value of the common stocks. In this way, put options may be used to achieve the same goals the Funds seek in selling futures contracts. A put option on a stock index future gives the purchaser the right, in return for a premium paid, to assume a short (i.e., the right to sell stock index futures) position in a stock index futures contract at a specified exercise price ("strike price") at any time during the period of the option. If the option is exercised by the holder before the last trading date during the option period, the holder receives the futures position, as well as any balance in the futures margin account. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash in an amount equal to the difference between the strike price and the closing level of the relevant index on the expiration date.



     The Adviser expects that an increase or decrease in the index in relation to the strike price level would normally correlate to an increase or decrease (but not necessarily to the same extent) in the value of the Fund's common stock portfolio against which the option was written. Thus, any loss in the option transaction may be offset by an increase in the value of the common stock portfolio to the extent changes in the index correlate to changes in the value of that portfolio. The Funds may liquidate the put options they have purchased by effecting a "closing sale transaction," rather than exercising the option. This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that a Fund will be able to effect the closing sale transaction. The Funds will realize a gain from a closing sale transaction if the price at which the transaction is effected exceeds the premium paid to purchase the option and, if less, the Funds will realize a loss.


     CALIFORNIA MUNICIPAL OBLIGATIONS (California Tax-Free Fund). The ability of this Fund to achieve its investment objective depends on the ability of issuers of California Municipal Obligations to meet their continuing obligations for the payment of principal and interest. Recent amendments to the California State Constitution and certain State statutes which limit the taxing and spending authority of California governmental entities may impair the ability of the issuers of some California Municipal Obligations to maintain debt service on their obligations. The following information as to certain California risk factors is given to investors in view of the Fund's policy of investing primarily in California state and municipal issuers. The information is based primarily upon information derived from public documents relating to securities offerings of California state and municipal issuers, from independent municipal credit reports and historically reliable sources, but has not been independently verified by the Fund.


     In 1978, California voters approved "Proposition 13," adding Article XIII A, an amendment to the state constitution which limits ad valorem taxes on real property to 1% of "full cash value" and restricts the ability of taxing entities to increase real property taxes. The full cash value may be adjusted annually to reflect increases (not to exceed 2%) or decreases in the consumer price index or comparable local data, or declining property value caused by damage, destruction or other factors.


     The foregoing limitation does not apply to ad valorem taxes or special assessments to pay the interest and redemption charges on any indebtedness approved by the voters before July 1, 1978 or, pursuant to an amendment to
Article XIII A, any bonded indebtedness for the acquisition or improvement of real property approved by two-thirds of the votes cast by the voters voting on the proposition.

     Primarily as a result of the reductions in local property tax revenues received by local governments following the passage of Proposition 13, subsequent legislation provided for the redistribution of California's General Fund surplus to local agencies, the reallocation of revenues to local agencies, and the assumption of certain local obligations by the State so as to help California municipal issuers to raise revenue to pay their bond obligations. There can be no assurance that additional revenue redistribution legislation will be enacted in the future and whether, if enacted, such legislation would provide sufficient revenue for California issuers to pay their obligations.

     The U.S. Supreme Court previously struck down as a violation of equal protection certain property tax assessment practices in West Virginia, which had resulted in vastly different assessments of similar properties. Among other provisions, Proposition 13 provides that property may only be reassessed up to 2% per year, except upon change of ownership or new construction. As a result, recent purchasers may pay substantially higher property taxes than long-term owners of comparable property in a community. The Supreme Court in the West Virginia case expressly declined to comment in any way on the constitutionality of Proposition 13.

     Based on this decision, however, property owners in California have brought three suits challenging the acquisition value assessment provisions of Proposition 13. Two cases involve residential property, and one case involves commercial property. In all three cases, State trial and appellate courts have upheld the constitutionality of Proposition 13's assessment rules and concluded that the West Virginia case did not apply to California's laws. On June 3, 1991 the U.S. Supreme Court agreed to hear the appeal in the challenge relating to commercial property, but the plaintiff subsequently withdrew its case. It cannot be predicted whether the Supreme Court will decide to hear these appeals, and if so, how it will resolve the challenge to Proposition 13. If the Court strikes down the assessment rules of Proposition 13, it is not known what rules will then become operative. Further legislation is also likely. It cannot be predicted what impact any of these developments might have on the State's financial obligations to local governments.

     In 1979 California voters approved another constitutional amendment,
Article XIII B, which may have an adverse impact on California state and municipal issuers. Article XIII B prohibits the State from spending "appropriations subject to limitation" in excess of an annual appropriations limit (the "Appropriations Limit"). "Appropriations subject to limitation," with respect to the State, are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed "the cost reasonably borne by that entity in providing the regulation, product or service," but "proceeds of taxes" exclude most state subventions to local governments, tax refunds and some benefit payments such as unemployment insurance. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds.

     Not included in the Appropriations Limit are appropriations for the debt service costs of bonds existing or authorized by January 1, 1979, or subsequently authorized by the voters, appropriations required to comply with mandates of courts or the federal government, appropriations for qualified capital outlay projects, appropriations of revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels and appropriations of certain special taxes imposed by initiatives (e.g., increased cigarette and tobacco taxes). The Appropriations Limit may also be exceeded in cases of emergency. However, unless the emergency arises from civil disturbance or natural disaster declared by the Governor, and the appropriations are approved by two-thirds of the Legislature, the Appropriations Limit for the next three years must be reduced by the amount of the excess. The Appropriations Limit in each year is based on the limit for the prior year, adjusted annually for changes in California per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility of providing services to or from another unit of government. The measurement of change in population is a blended average of statewide overall population growth, and change in attendance at local school and community college ("K-14") districts. The Appropriations Limit is tested over consecutive two-year periods. Any excess of the aggregate "proceeds of taxes" received over such two-year period above the combined Appropriations Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

     The Legislature has enacted legislation to implement Article XIII B which defines certain terms used in Article XIII B and sets forth the methods for determining the Appropriations Limit. Government Code Section 7912 requires an estimate of the Appropriations Limit to be included in the annual budget proposed by the Governor in January of each year for the next fiscal year, and thereafter to be subject to the budget process and established in the Budget Act.


     On November 4, 1986, California voters approved an initiative statute known as Proposition 62. This statute (i) requires that any tax for general governmental purposes imposed by local governments be approved by resolution or ordinance adopted by a two-thirds vote of the governmental entity's legislative body and by a majority vote of the electorate of the governmental entity; (ii) requires that any special tax (defined as taxes levied for other than general governmental purposes) imposed by a local governmental entity be approved by a two-thirds vote of the voters within that jurisdiction; (iii) restricts the use of revenues from a special tax to the purposes or for the service for which the special tax was imposed; (iv) prohibits the imposition of ad valorem taxes on real property by local governmental entities except as permitted by Article XIII A of the California Constitution; (v) prohibits the imposition of transaction taxes and sales taxes on the sale of real property by local governments; (vi) requires that any tax imposed by a local government on or after August 1, 1985 be ratified by a majority of the electorate within two years of the adoption of the initiative or be terminated by November 15, 1988; (vii) requires that, in the event a local government fails to comply with the provisions of this measure, a reduction in the amount of tax revenue allocated to such local government occur in a an amount equal to the revenues received by such entity attributable to the tax levied in violation of the initiative; and (viii) permits these provisions to be amended exclusively by the voters of the State of California.


     Other legislation and pending court cases, including those challenging assessments, fees and other taxes as unconstitutional under Proposition 13, may reduce the amount of state or local revenues available to California state and municipal issuers for the purpose of paying their obligations.

     Effective for the 1980-81 Fiscal Year and each fiscal year thereafter, business inventories are entirely exempt from local taxation in California. Although the State presently reimburses local agencies for lost revenue equal to the total due in 1978-79 with annual increases allowed based on increases in population and inflation, the Legislature has decreased the inflation adjustment for State reimbursement revenues because of the need to reduce State expenditures, and there is no assurance that further reductions in the reimbursement formula or elimination of such reimbursements will not occur.

     In June 1982, the voters of California passed two initiative measures to repeal the California gift and inheritance tax laws and to enact, in lieu thereof, a California death tax. California voters also passed an initiative measure to increase, for taxable years commencing on or after January 1, 1982, the amount by which personal income tax brackets will be adjusted annually in an effort to index tax brackets to account for the effects of inflation. The voters also passed an initiative measure to exclude from the definition of "change of ownership," for purposes of the valuation of real property for taxation, the replacement of real property taken through eminent domain proceedings. Decreases in state and local revenues in future fiscal years as a consequence of these initiatives may result in reductions in allocations of state revenues to California municipal issuers or the ability of such California issuers to pay their obligations. In addition, the State has increased expenditures by providing a variety of tax credits, including renters' and senior citizens' credits and energy credits.


     As a result of expenditures and reductions in revenues following approval of Proposition 13, the State's financial condition declined significantly. The State's General Fund surplus of approximately $3.7 billion that existed at the beginning of the 1978-79 fiscal year was depleted resulting in a deficit of approximately $801 million at the close of the 1982-83 fiscal year. Cash flow shortages were financed through internal and external sources including the issuance of revenue anticipation warrants in November, 1982. In response, legislation was enacted reducing General Fund expenditures and assisting local governments, and changes to existing laws were made to raise additional revenue.


     On November 8, 1988, voters approved Proposition 98, which has significantly altered the operation and effect of the Article XIII B spending limit, the first changes since its adoption in 1979. This combined initiative constitutional amendment and statute called the "Classroom Instructional Improvement and Accountability Act" (the "Act"), changes State funding of public education below the university level, and the operation of the State's Appropriations Limit. The Act (as modified by Proposition 111, which was enacted on June 5, 1990), guarantees State funding for K-12 school districts and community college districts ("K-14 Schools") at a level equal to the greater of
(a) in general, a fixed percent of General Fund revenues (the "first test"), (b) the amount appropriated to K-14 schools in the prior year, adjusted for changes in the cost of living (measured as in Article XIII B by reference to California per capita personal income) and enrollment (the "second test"), or (c) a third test, which would replace the second test in any year when the percentage growth in per capita General Fund revenues from the prior year plus one half of one percent is less than the percentage growth in California per capita personal income (the "third test"). Under the third test, schools would receive the amount appropriated in the prior year adjusted for changes in enrollment and per capita General Fund revenues, plus an additional small adjustment factor. If the third test is used in any year, the difference between the third test and the second test would become a "credit" to schools which would be the basis of payments in future years when per capita General Fund revenue growth exceeds per capita personal income growth. Legislation adopted prior to the end of the 1988-89 Fiscal Year, implementing Proposition

98, determined the K-14 schools' funding guarantee under Test 1 to be 40.3 percent of the General Fund tax revenues, based on 1986-87 appropriations. However, that percent has been adjusted to approximately 35 percent to account for a subsequent redirection of local property taxes, since such redirection directly affects the share of General Fund revenues to schools.

     Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor's concurrence, to suspend the K-14 schools' minimum funding formula for a one-year period. In the fall of 1989, the Legislature and the Governor utilized this provision to avoid having 40.3 percent of revenues generated by a special supplemental sales tax enacted for earthquake relief go to K-14 schools. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIII B limit to K-14 schools.

     During the recent recession, General Fund revenues for several years were less than originally projected, so that the original Proposition 98 appropriations turned out to be higher than the minimum percentage provided in the law. The Legislature responded to these developments by designating the "extra" Proposition 98 payments in one year as a "loan" from future years' Proposition 98 entitlements, and also intended that the "extra" payments would not be included in the Proposition 98 "base" for calculating future years' entitlements. By implementing these actions, per-pupil funding from Proposition 98 sources stayed almost constant at approximately $4,220 from Fiscal Year 1991-92 to Fiscal Year 1993-94.

     In 1992, a lawsuit was filed, called California Teachers' Association v. Gould, which challenged the validity of these off-budget loans. As a part of the negotiations leading to the 1995-96 Budget Act, an oral agreement was reached to settle this case. It is expected that a formal settlement reflecting these conditions will be entered into in the near future.

     The oral agreement provides that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State share of the repayment will be reflected as expenditures above the current Proposition 98 base calculation. The schools' share of the repayment will count as appropriations that count toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight year period of 1994-95 through 2001-02 to mitigate any adverse fiscal impact. Once a court settlement is reached, and the Director of Finance certifies that such a settlement has occurred, approximately $377 million in appropriations from the 1995-96 Fiscal Year to schools will be disbursed in August 1996.

     The 1990-91 Budget Act appropriated $16.7 billion for K-14 schools, applying "test" of Proposition 98. During the course of the fiscal year, revenues proved to be substantially below expectations. By the time the Governor's Budget was introduced in January 1991, it became clear that per capita growth in General Fund revenues for 1990-91 would be far smaller than the growth in California per capita personal income and the Governor therefore proposed reducing Proposition 98 funding in 1990-91 by applying "Test 3" rather than "Test 2." The Governor also called for suspension of Proposition 98 and 1991-92 to save $1.4 billion for the General Fund.

     In response to the changing revenue situation and to fully fund the Proposition 98 guarantee in both years without exceeding it, the Legislature enacted several bills prior to June 30, 1991 which responded to a fiscal crisis in education funding. Fiscal Year 1990-91 Proposition 98 appropriations for K-14 schools were reduced by $1.233 billion. In order to not adversely impact cash received by school districts, however, a short-term loan was appropriated from the non-Proposition 98 State General Fund. The Legislature then appropriated $18.4 billion to K-14 schools for 1991-92 (the minimum guaranteed by Proposition
98), but designated $1.233 billion of this amount to "repay" the prior year loan, thereby reducing cash outlays in 1991-92 by that amount. The minimum Proposition 98 guarantee requirements for 1989-90, thereby completing the reduction in monies which count towards Proposition 98 in 1990-91 to the minimum required amount.

     Since the Act is unclear in some details, there can be no assurance that the Legislature or a court might not interpret the Act to require a different percentage of General Fund revenues to be allocated to K-14 Schools, or to apply the relevant percentage to the State's budgets in a different way than is proposed in the Governor's Budget. In any event, the Governor and other fiscal observers expect the Act to place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent the Article XIII B spending limit would restrain the State's ability to fund such other programs by raising taxes.

     On November 8, 1988, voters approved Proposition 99, which imposes, as of January 1, 1989, an additional 25 cents per pack excise tax on cigarettes, and a new, equivalent excise tax on other tobacco products. The initiative requires that funds from this tax be allocated to health related, environmental and educational programs. The Legislature has, as part of the 1994-95 and 1995-96 Budget Acts redirected part of the Proposition 99 funds to indigent health care. These actions have been blocked by court orders, and, as regards the 1995-96 Fiscal Year, are in litigation. Legislation enacted in 1993 added an additional 2 cents per pack excise tax for the purpose of funding breast cancer research.

     At the end of the 1988-89 Fiscal Year and during the 1989-90 Fiscal Year, the Legislature and the governor agreed on a major initiative to increase funding for transportation programs in the State by $18.5 billion over a 10-year period. This initiative includes increased motor vehicle fuel taxes and vehicle weight fees and bond issues, which were approved by the voters at the June 1990 election.

     Due to continuing budgetary and financial difficulties, California's bond ratings have deteriorated since December 1991. S&P initially lowered California's bond rating in December 1991 from AAA to AA. Then, in July 1992, S&P again lowered California's bond rating, from AA to A+, and it is now A. These downgrades affected the State's general obligation bonds and certain other obligations. Likewise, in February 1992, Moody's lowered its California general obligation bond rating from Aaa to Aal. Moody's subsequently lowered the State's general obligation rating in July 1992 from Aal to Aa, and it is now A1.

     1995-96 Fiscal Year. With strengthening revenues and reduced caseload growth based on an improved economy, the State entered the 1995-96 Fiscal year budget negotiations with the smallest nominal "budget gap" to be closed in may years. Nonetheless, serious policy differences between the Governor and Legislature prevented timely enactment of the budget. The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projected General Fund revenues and transfers of $44.1 billion, a 3.5 percent increase from the prior year. Expenditures were budgeted as $43.4 billion, a 4 percent increase. The Department of Finance projected that, after repaying the last of the carryover budget deficit, there would be a positive balance of $28 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996. The Budget Act also projected Special Fund revenues of $12.7 billion and appropriated Special Fund expenditures of $13.0 billion.

     The Governor's Budget for the 1996-97 Fiscal Year, released on January 10, 1996 (the "Governor's Budget"), updated the current year projections, so that revenues and transfers are estimated to be $45.0 billion, and expenditures to be $44.2 billion. The Special Fund for Economic Uncertainties is projected to have a positive balance of about $50 billion at June 30, 1996, and on that date available internal borrowable resources (available cash, after payment of all obligations due) will be about $2.2 billion. The Administration projects it will issue up to $2.0 billion of revenue anticipation notes in April, 1996, to mature by June 30, 1996, to assist in cash flow management for the final two months of the year, after repayment of the $4.0 billion RAW issue on April 25, 1996.

     The following are the principal features of the 1995-96 Budget Act:


          1. Proposition 98 funding for schools and community colleges was originally budgeted to increase by about $1.0 billion (General Fund) and $1.2 billion total above revised 1994-95 levels. Because of higher than projected revenues in 1994-95, an additional $543 million ($91 per K-12
     ADA) was appropriated to the 1994-95 Proposition 98 entitlement. A large part of this is a block grant of about $54 per pupil for any one-time purpose. For the first time in several years, a full 2.7 percent cost of living allowance was funded. The budget compromise anticipates a settlement of the CTA v. Gould litigation discussed above. The Governor's Budget indicates that, with revenues even higher than projected, Proposition 98 apportionments will exceed the amounts originally budgeted, reaching a level of $4,500 per ADA.

          2. Cuts in health and welfare costs totaling about $0.9 billion. Some of these cuts (totaling about $500 million) require federal legislative or administrative approval, which were still pending as of February, 1996.

          3. A 3.5 percent increase in funding for the University of California ($90 million General Fund) and the California State University system ($24 million General Fund), with no increases in student fees.

          4. The Budget, as updated by the 1996-97 Governor's Budget dated January 10, 1996, assumed receipt of $494 million in new federal aid for incarceration and health care costs of illegal immigrants, above commitments already made by the federal government.

          5. General Fund support for the Department of Corrections is increased by about 8 percent over the prior year, reflecting estimates of increased prison population, but funding is less than proposed in the 1995 Governor's Budget.


     1996-97 Fiscal Year. On January 10, 1996, the Governor released his proposed budget for the next fiscal year ( the "Governor's Budget"). The Governor requested total General Fund appropriations of about $45.2 billion, based on projected revenues and transfers of about $45.6 billion, which would leave a budget reserve in the Special Fund for Economic Uncertainties at June 30, 1997 of about $400 million. The Governor renewed a proposal, which had been rejected by the Legislature in 1995, for a 15 percent phased cut in individual and corporate tax rates over three years (the budget proposal assumes this will be enacted, reducing revenues in 1996-97 by about $600 million). There was also a proposal to restructure trial court funding in a way which would result in a $300 million decrease in General Fund revenues. The Governor requested legislation to make permanent a moratorium on cost of living increases for welfare payments and suspension of a renters tax credit, which otherwise would go back into effect in the 1996-97 Fiscal Year. He further proposed additional costs in certain health and welfare programs, and assumed that cuts previously approved by the Legislature will receive federal approval. The Governor's
Budget proposes increases in funding for K-12 schools under Proposition 98, for State higher education systems (with a second year of no student fee increases), and for corrections. The Governor's Budget projects external cash flow borrowing of up to $3.2 billion, to mature by June 30, 1997.


     The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may impair future revenue sources. Because of the prospective nature of these proceedings, no estimate of the potential loss can be made.

     While at any given time, including the present, there are numerous civil actions pending against the State which could, if determined adversely to the State, affect the State's expenditures and, in some cases, its revenues, the Attorney General of the State of California is of the opinion that no pending actions are likely to have a material adverse effect on the State's ability to pay debt service as it becomes due.

     Because of the uncertain impact of the aforementioned statutes and cases, the possible inconsistencies in the respective terms of the statutes and the impossibility of predicting the level of future appropriations and applicability of related statutes to such questions, it is not currently possible to assess the impact of such legislation, cases and policies on the long-term ability of California state and municipal issuers to pay interest or repay principal on their obligations.

     On December 6, 1994, Orange County, California ("Orange County"), together with its pooled investment funds (the "Pools") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in their investments, causing a liquidity crisis for the Pools and Orange County. More than 200 other public entities, most of which, but not all, are located in Orange County, were also depositors in the Pools. Orange County has reported the Pools' loss at about $ 1.69 billion, or about 23 percent of their initial deposits of approximately $7.5 billion. Many of the entities which deposited moneys in the Pools, including Orange County, faced interim and/or extended cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Orange County has embarked on a fiscal recovery plan based on sharp reductions in service and personnel, and rescheduling of outstanding short term debt using certain new revenues transferred to Orange County from other local governments pursuant to special legislation enacted in October, 1995.

     The State has no existing obligations with respect to any outstanding obligations or securities of Orange County or any of the other participating entities.

                            INVESTMENT RESTRICTIONS

     The following restrictions restate or are in addition to those described under "Investment Restrictions" in the Prospectus.

     Each Fund, except as indicated, may not:


     (1) Invest more than 15% of the value of its net assets in investments which are illiquid (including repurchase agreements having maturities of more than seven calendar days, variable and floating rate demand and master demand notes not requiring receipt of principal note amount within seven days notice and securities of foreign issuers which are not listed on a recognized domestic or foreign securities exchange);


     (2) Borrow money or pledge, mortgage or hypothecate its assets, except that a Fund may enter into reverse repurchase agreements or borrow from banks up to 5% of the current value of its net assets for temporary or emergency purposes and those borrowings may be secured by the pledge of not more than 5% of the current value of its total net assets (but investments may not be purchased by the Fund while any such borrowings exist);

     (3) Issue senior securities, except insofar as a Fund may be deemed to have issued a senior security in connection with any repurchase agreement or any permitted borrowing;

     (4) Make loans, except loans of portfolio securities and except that a Fund may enter into repurchase agreements with respect to its portfolio securities and may purchase the types of debt instruments described in its Prospectus or the SAI;

     (5) Invest in companies for the purpose of exercising control or management;

     (6) Invest more than 10% of its net assets in shares of other investment companies;

     (7) Invest in real property or Mortgage loans (including limited partnership interest but excluding real estate investment trusts and master limited partnerships), commodities, commodity contracts, or oil, gas and other mineral resource, exploration, development, lease or arbitrage transactions, provided that the Fund may invest in collateralized mortgage obligations;

     (8) Engage in the business of underwriting securities of other issuers, except to the extent that the disposal of an investment position may technically cause it to be considered an underwriter as that term is defined under the Securities Act of 1933;

     (9) Sell securities short, except to the extent that a Fund contemporaneously owns or has the right to acquire at no additional cost securities identical to those sold short;

     (10) Purchase securities on margin, except that a Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities;

     (11) Purchase or retain the securities of any issuer, if the individual officers and Trustees of the Funds, the Adviser or the Distributor, each owning beneficially more than 1/2 of 1% of the securities of such issuer, together own more than 5% of the securities of such issuer;

     (12) Purchase a security if, as a result, more than 25% of the value of its total assets would be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) this limitation shall not apply to obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities; (b) wholly-owned finance companies will be considered to be in the industries of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric, and telephone will each be considered a separate industry;

     (13) Invest more than 5% of its net assets in warrants which are unattached to securities, included within that amount (except for the Small Company Value Fund), no more than 2% of the value of the Fund's net asset, may be warrants which are not listed on the New York or American Stock Exchanges;



     (14) Write, purchase or sell puts, calls or combinations thereof, except that the equity and fixed income funds may purchase or sell puts and calls as otherwise described in the Prospectus or SAI; however, no Fund will invest more than 5% of its total assets in these classes of securities for purposes other than bona fide hedging;


     (15) Invest more than 5% of the current value of its total assets in the securities of companies which, including predecessors, have a record of less than three years' continuous operation; or

     (16) Invest more than 5% of the value of a Fund's total assets in the securities of any one investment company; invest more than 10% of the value of a Fund's total assets in the aggregate in securities of investment companies as a group; or invest such that more than 3% of the outstanding voting stock of any one investment company will be owned by any Fund or by the Funds as a whole.


     In addition, each of the Equity Value Fund and the Small Company Value Fund is a diversified fund. As such, each will not, with respect to 75% of its total assets, invest more than 5% of its total assets in the securities of any one issuer (except for U.S. Government securities) or purchase more than 10% of the outstanding voting securities of any one issuer.


     If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of a Fund's investments will not constitute a violation of such limitation, except that any borrowing by a Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). Otherwise, a Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund's assets.





                                   MANAGEMENT

TRUSTEES AND OFFICERS


The principal occupations of the Trustees and executive officers of the Funds for the past five years are listed below. The address of each, unless otherwise indicated, is 3435 Stelzer Road, Columbus, Ohio, 43219. Trustees deemed to be "interested persons" of the Funds for purposes of the 1940 Act are indicated by an asterisk.



Harley K. Sefton, Chairman of the Board of Trustees and President, 43 years old* - 2550 Fifth Avenue, Suite 808, San Diego, CA 92103. President and CEO, Sefton Capital Management; President, First Interstate Capital Management, Inc., March 1994 through August 1994; President, San Diego Financial Capital Management, Inc., January 1994 through March 1994; Executive Vice President/Division Manager, San Diego Trust & Savings Bank, January 1992 through January 1994; Chief Operating Officer, San Diego Financial Capital Management, Inc., July 1986 through December 1991.






Grace Evans Cherashore, Trustee, 41 years old - 988 West Mission Bay Drive, San Diego, CA 92109. Chief Executive Officer, Bahia and Catamaran Hotels since 1992; Chief Financial Officer, Bahia and Catamaran Hotels, 1990-1992.

Gordon T. Frost, Jr., Trustee, 51 years old - P.O. Box 15, San Diego, CA 92122. President/General Manager, Frost Hardwood Lumber Company since 1990.



John J. Pileggi, Age: Trustee, 37. Director of Furman Selz LLC since 1994; Senior Managing Director of Furman Selz LLC (1992-1994); Managing Director of Furman Selz LLC (1984-1992).



Thomas C. Bowden, Senior Vice President, 38 years old - 2550 Fifth Avenue, Suite 808, San Diego, CA 92103. Vice President and Portfolio Manager, Sefton Capital Management Inc.; Vice President and Portfolio Manager, First Interstate Capital Management, Inc., March 1994 through January 1995; Vice President and Portfolio Manager, San Diego Financial Capital Management, Inc., June 1986 through March 1994.



Ted J. Piorkowski, Senior Vice President, 38 years old - 2550 Fifth Avenue, Suite 808, San Diego, CA 92103. Vice President and Portfolio Manager, Sefton Capital Management; Vice President and Portfolio Manager, First Interstate Capital Management Inc., March 1994 through May 1994; Vice President and Portfolio Manager, San Diego Financial Capital Management, Inc. 1989 through March 1994.



Leif O. Sanchez, Senior Vice President, 35 years old - 2550 Fifth Avenue, Suite 808, San Diego, CA 92103. Vice President and Portfolio Manager, Sefton Capital Management; Vice President and Portfolio Manager, First Interstate Capital Management, Inc., March 1994 through January 1995; Vice President and Portfolio Manager, San Diego Financial Capital Management, Inc.; March 1985 through March 1994.



Lani Capossere, Vice President and Secretary, 35 years old - 2550 Fifth Avenue, Suite 808, San Diego, CA 92103. Chief Operating Officer, Sefton Capital Management; Assistant Vice President and Operations Manager, First Interstate Capital Management, Inc., March 1994 through May 1994; Assistant Vice President and Operations Manager, San Diego Financial Capital Management, Inc., April 1992 through March 1994; Trust Officer, San Diego Trust & Savings Bank, July 1980 through April 1992.



Thomas Line, Vice President and Treasurer, 30 years old - Treasurer, BISYS Fund Services, since January 1997 to present; employee of KPMG Peat Marwick, September 1989 through December 1996.



Greg Maddox, Assistant Treasurer, 28 years old - 1230 Columbia Street, San Diego, California 92101. Director, BISYS Fund Services, since 1991 to present.



Frank Deutchki, Assistant Treasurer, 42 years old - Compliance Officer, BISYS Fund Services, April 1996 to present; Vice President, Chase Global Funds Service, September 1995 through April 1996; Vice President, Mutual Funds Service Company, 1989 through September 1995.



Irimga McKay, Assistant Secretary, 36 years old - 1230 Columbia Street, San Diego, California 92101. Senior Vice President, BISYS Fund Services, since 1994 to present; Senior Vice President, Concord Financial Group, 1988 through 1992.



Alaina Metz, Assistant Secretary, 29 years old - Chief Administrator, BISYS Fund Services, since June 1995 to present; Supervisor, Mutual Fund Legal Department, Alliance Capital Management, L.P., May 1989 through June 1995.



*Mr. Sefton is considered to be an "interested person" of the Trust as defined in the 1940 Act.

                               Compensation Table


                                       Pension Or
                                       Retirement   Estimated      Aggregate
                          Aggregate     Benefits      Annual      Compensation
                        Compensation   Accrued As    Benefits    From The Trust
                          From The    Part Of Fund     Upon     and Fund Complex
                           Trust        Expenses    Retirement  Paid to Trustees
                        ------------  ------------  ----------  ----------------
 Grace Evans Cherashore
 Trustee                  $3,000           $0          $0            $3,000

 Gordon T. Frost, Jr.
 Trustee                  $3,000           $0          $0            $3,000



     Trustees of the Funds not affiliated with Sefton or BISYS receive from the Funds an annual retainer of $1,000 and a fee of $500 for each Board of Trustees meeting and $500 for each Board committee meeting of the Funds attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. Trustees who are affiliated with Sefton or BISYS do not receive compensation from the Funds.


INVESTMENT ADVISER


     Sefton Capital Management ("SCM") (formerly Kennebec Capital Management, Inc.), 2550 Fifth Avenue, Suite 808, San Diego, CA 92103, acts as the investment adviser to the Funds. Mr. Harley K. Sefton owns 100% of the capital stock of SCM. SCM manages the investment and reinvestment of the assets of the Funds and continuously reviews, supervises and administers the Funds' investments. The Adviser is responsible for placing orders for the purchase and sale of the Funds' investments directly with brokers and dealers selected by it in its discretion.



     The following table summarizes the advisory fees paid by the Funds and any advisory fee waivers for the period April 3, 1995 (inception of the Funds) to March 31, 1996.




                                            April 3, 1995
                               (Commencement of Investment Operations) to
                                           March 31, 1996
------------------------------------------------------------------------------
                             Advisory Fees
 Fund Name                  (before waivers)  Waiver        Advisory Fees Paid
------------------------------------------------------------------------------
 U.S. Government Fund          $112,654       $52,605            $60,049
------------------------------------------------------------------------------
 California Tax-Free Fund      $228,931       $91,958           $136,973
------------------------------------------------------------------------------
 Equity Value Fund             $255,969        $6,226           $249,743
------------------------------------------------------------------------------



     The current Master Investment Advisory contract and Supplements thereto ("Advisory Agreement") for the U.S. Government, California Tax-Free and Equity Value Funds became effective on April 3, 1995. The Advisory Agreement for the Small Company Value Fund became effective on May 2, 1997. Each Advisory Agreement will continue in effect for a two-year period and thereafter from year to year so long as such continuance is approved annually by a majority of the Funds' Trustees who are not parties to the Advisory Agreements or interested persons of any such party, and by either a majority of the outstanding voting shares or the Trustees of the Funds. Each Advisory Agreement: (i) may be terminated without the payment of any penalty by the Fund or SCM on 60 days' written notice; (ii) terminates automatically in the event of its assignment; and (iii) generally, may not be amended without the approval by vote of a majority of the outstanding voting securities of such Fund.



     The Agreements provide that the investment adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with its performance of services pursuant to the Advisory Agreement, except loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the investment adviser in the performance of its obligations under the Advisory Agreement.


DISTRIBUTION OF FUND SHARES


     Effective January 1, 1997, BISYS Funds Services ("BISYS"), 3435 Stelzer Road, Columbus, Ohio 43219, replaced ALPS Mutual Funds Services, Inc. ("ALPS") as Sponsor and Distributor of the Funds. BISYS also serves as administrator and distributor of other mutual funds. As distributor, BISYS acts as the Funds' agent to underwrite, sell and distribute shares in a continuous offering.


ADMINISTRATORS, BOOKKEEPING AND PRICING AGENT


     Effective January 1, 1997, BISYS replaced ALPS as Administrator and fund accounting agent for the Funds. BISYS provides management and administrative services necessary for the operation of the Funds, including among other things,
(i) preparation of shareholder reports and communications, (ii) regulatory compliance, such as reports to and filings with the Securities and Exchange Commission ("SEC") and state securities commissions and (iii) general supervision of the operation of the Funds, including coordination of the services performed by the Funds' Adviser, custodian, independent accountants, legal counsel and others. In addition, BISYS furnishes office space and facilities required for conducting the business of the Funds and pays the compensation of the Funds' officers, employees and Trustees affiliated with BISYS. For these services, BISYS is entitled to receive a fee, payable monthly, at the annual rate of 0.20% of the average daily net assets of the Funds.



     The Administration Agreements for the California Tax-Free, U.S. Government and Equity Value Funds were approved by the Board of Trustees, including a majority of the Trustees who are not parties to the Contracts or interested persons of such parties, at its meeting held on February 13, 1997. The Administration Agreement for the Small Company Value Fund was approved by the Board by Trustees, including a majority of the Trustees who are not parties to the contract or "interested persons" of such parties at its meeting on May 2, 1997. At any time after December 31, 1999, each Administration Agreement is terminable with respect to a Fund without penalty, at any time, by vote of a majority of the Trustees who are not "interested persons" of the Funds and who have no direct or indirect financial interest in the Administration Agreement upon not more than 60 days written notice to BISYS or by vote of the holders of a majority of the shares of the Fund involved, or, upon 60 days notice, by BISYS.



     In addition to the services it provides as administrator, BISYS has agreed, pursuant to a separate Fund Accounting Agreement, to maintain the financial accounts and records of the Funds and to compute the net asset value and certain other financial information of the Funds. Under the Fund Accounting Agreement, BISYS is not liable for any error of judgment or mistake of law or for any loss suffered by the Funds, except for a loss resulting from willful misfeasance, bad faith or negligence on the part of BISYS in the performance of its duties under the Agreement. For the year ended March 31, 1997 BISYS and ALPS collectively earned $________ and $________ for their fund accounting services to the U.S. Government Fund, California Tax-Free Fund and Equity Value Fund. For the period April 3, 1995 (commencement of investment operations) to March 31, 1996, ALPS and Furman Selz collectively earned, $28,393, and $28,538 for their fund accounting services to the U.S. Government Fund, California Tax-Free Fund and Equity Value Fund, respectively.



     The following table summarizes the administration fees paid by the Funds to BISYS and ALPS and any fee waivers, for the year ended March 31, 1997.

------------------------------------------------------------------------------
                                      For the year ended March 31, 1997
------------------------------------------------------------------------------
                              Administration Fees    Waiver of
 Fund Name                      (before waivers)        Fees        Fees Paid
------------------------------------------------------------------------------
 U.S. Government Fund         $                    $              $
 California Tax-Free Fund     $                    $              $
------------------------------------------------------------------------------
 Equity Value Fund            $                    $              $
------------------------------------------------------------------------------


     The following table summarizes the administration fees paid by the Funds to ALPS and Furman Selz and any administrative fee waivers, for the period April 3, 1995 (inception of the Funds) to March 31, 1996:


------------------------------------------------------------------------------
                                      April 3, 1995 (Inception of the Funds)
                                                 to March 31, 1996
------------------------------------------------------------------------------
                              Administration Fees    Waiver of
 Fund Name                      (before waivers)        Fees        Fees Paid
------------------------------------------------------------------------------
 U.S. Government Fund              $37,324             $16,798        $20,526
------------------------------------------------------------------------------
 California Tax-Free Fund          $76,311             $32,529        $43,782
------------------------------------------------------------------------------
 Equity Value Fund                 $51,142             $21,668        $29,474
------------------------------------------------------------------------------

SERVICE ORGANIZATIONS


     The Funds may also contract with banks, trust companies, broker-dealers (other than BISYS) or other financial organizations ("Service Organizations") to provide certain administrative services with respect to the Funds for a fee paid at an annual rate of up to 0.25% of daily net Fund assets serviced. Services provided by Service Organizations may include among other things: providing necessary personnel and facilities to establish and maintain certain shareholder accounts and records; assisting in processing purchase and redemption transactions; arranging for the wiring of funds; transmitting and receiving funds in connection with client orders to purchase or redeem shares; verifying and guaranteeing client signatures in connection with redemption orders, transfers among and changes in client-designating accounts; providing periodic statements showing a client's account balance and, to the extent practicable, integrating such information with other client transactions, furnishing periodic and annual statements and confirmations of all purchases and redemptions of shares in a client's account; transmitting proxy statements, annual reports, and updating prospectuses and other communications from the Funds to clients; and providing such other services as the Funds or a client reasonably may request, to the extent permitted by applicable statute, rule or regulation.


     Some Service Organizations may impose additional or different conditions on their clients, such as requiring their clients to invest more than the minimum initial or subsequent investments specified by the Funds or charging a direct fee for servicing. If imposed, these fees would be in addition to any amounts which might be paid to the Service Organization by the Funds. Each Service Organization has agreed to transmit to its clients a schedule of any such fees. Shareholders using Service Organizations are urged to consult them regarding any such fees or conditions.

     The Glass-Steagall Act and other applicable laws, among other things, prohibit banks from engaging in the business of underwriting, selling or distributing securities. There currently is no precedent prohibiting banks from performing administrative and shareholder servicing functions as Service Organizations. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or state statutes or regulations relating to the permissible activities of banks and their subsidiaries or affiliates, could prevent a bank from continuing to perform all or a part of its servicing activities. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. If a bank were prohibited from so acting, its shareholder clients would be permitted to remain shareholders of the Funds and alternative means for continuing the servicing of such shareholders would be sought. In that event, changes in the operation of the Funds might occur and a shareholder serviced by such a bank might no longer be able to avail itself to any services then being provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences.




                        DETERMINATION OF NET ASSET VALUE


     As indicated under "Fund Share Valuation" in the Prospectus, a Fund's net asset value per share for the purpose of pricing purchase and redemption orders is determined at 4:00 p.m. (Eastern time) on each day the New York Stock Exchange is open for trading with the exception of certain bank holidays. The Funds will be closed on the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.


                 ADDITIONAL PURCHASE AND REDEMPTION INFORMATION


     Payment for shares may, in the discretion of the Adviser, be made in the form of securities that are permissible investments for the Funds as described in the Prospectus. For further information about this form of payment please contact BISYS. In connection with an in-kind securities payment, a Fund will require, among other things, that the securities be valued on the day of purchase in accordance with the pricing methods used by the Fund and that the Fund receive satisfactory assurances that (i) it will have good and marketable title to the securities received by it; (2) the securities are in proper form for transfer to the Fund; and (3) adequate information will be provided concerning the basis and other matters relating to the securities.


     Under the 1940 Act, a Fund may suspend the right of redemption or postpone the date of payment upon redemption for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings), or during which trading on said Exchange is restricted, or during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or valuation of portfolio securities is not reasonably practicable, or for such other periods as the SEC may permit. (A Fund may also suspend or postpone the recordation of the transfer of its shares upon the occurrence of any of the foregoing conditions.)

     The Funds may suspend redemption rights or postpone redemption payments (as well as suspend the recordation of the transfer of shares) for such periods as are permitted under the 1940 Act. The Funds may also redeem shares involuntarily or make payment for redemption in securities or other property if it appears appropriate to do so in light of the Funds' responsibilities under the 1940 Act.

     In addition, the Funds may redeem shares involuntarily to reimburse a Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder.

     All redemptions of shares of the Funds will be made in cash, except that the commitment to redeem shares in cash extends only to redemption requests made by each shareholder of a Fund during any 90-day period of up to the lesser of $250,000 or 1% of the net asset value of that Fund at the beginning of such period. This commitment is irrevocable without the prior approval of the SEC and is a fundamental policy of the Funds that may not be changed without shareholder approval. In the case of redemption requests by shareholders in excess of such amounts, the Board of Trustees reserves the right to have the Funds make payment, in whole or in part, in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of a Fund to the detriment of its existing shareholders.
In this event, the securities would be valued in the same manner as the securities of that Fund are valued. If the recipient were to sell such securities, he or she may incur brokerage or other transactional charges.

                             PORTFOLIO TRANSACTIONS

     Investment decisions for the Funds and for the other investment advisory clients of the Adviser are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day's transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the Adviser's opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

     The Funds have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to policies established by the Funds' Board of Trustees, the Adviser is primarily responsible for portfolio decisions and the placing of portfolio transactions. In placing orders, it is the policy of the Funds to obtain the best results taking into account the broker-dealer's general execution and operational facilities, the type of transaction involved and other factors such as the dealer's risk in positioning the securities. While the Adviser generally seeks reasonably competitive spreads or commissions, the Funds will not necessarily be paying the lowest spread or commission available. The reasonableness of such spreads or brokerage commissions will be evaluated by comparing spreads or commissions among brokers or dealers in consideration of the factors listed immediately above and research services described below.

     Purchases and sales of securities will often be principal transactions in the case of debt securities and equity securities traded otherwise than on an exchange. The purchase or sale of equity securities will frequently involve the payment of a commission to a broker-dealer who effects the transaction on behalf of a Fund. Debt securities normally will be purchased or sold from or to issuers directly or to dealers serving as market makers for the securities at a net price. Under the 1940 Act, persons affiliated with the Funds or the Sponsor are prohibited from dealing with the Funds as a principal in the purchase and sale of securities except in limited situations permitted by SEC regulations, unless a permissive order allowing such transactions is obtained from the SEC.

     The Adviser may, in circumstances in which two or more broker-dealers are in a position to offer comparable results, give preference to a dealer which has provided statistical or other research services to the Adviser. By allocating transactions in this manner, the Adviser is able to supplement its research and analysis with the views and information of securities firms. These items, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. Some of these services are of value to the Adviser in advising various of its clients (including the Funds), although not all of these services are necessarily useful and of value in managing the Funds. The management fee paid by the Funds is not reduced because the Adviser and its affiliates receive such services.

     As permitted by Section 28(e) of the Securities Exchange Act of 1934 (the "Act"), the Adviser may cause the Funds to pay a broker-dealer which provides "brokerage and research services" (as defined in the Act) to the Adviser an amount of disclosed commission for effecting a securities transaction for the Funds in excess of the commission which another broker-dealer would have charged for effecting that transaction.

     Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, the Adviser may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute portfolio transactions for the Funds.


     For the year ended March 31,1997, the Funds paid the following amounts in brokerage commissions; U.S. Government Fund, $________; California Tax-Free Fund, $________; and Equity Value Fund $________.


     For the period April 3, 1995 (commencement of operations) to March 31, 1996, the Funds paid the following amounts in brokerage commissions: U.S. Government Fund, $0; California Tax-Free Fund, $0, and Equity Value Fund, $84,000.

PORTFOLIO TURNOVER


     Changes may be made in the portfolio consistent with the investment objectives and policies of the Funds whenever such changes are believed to be in the best interests of the Funds and their shareholders. It is anticipated that the annual portfolio turnover rate normally will not exceed the amounts stated in the Funds' Prospectus. The portfolio turnover rate is calculated by dividing the lesser of purchase or sales of portfolio securities by the average monthly value of the Fund's portfolio securities.



     For purposes of this calculation, portfolio securities exclude all securities having a maturity when purchased of one year or less. For the year ended March 31, 1997 the Funds' annual portfolio turnover rates were ______; U.S. Government Fund ______; California Tax-Free Fund _______; and Equity Value Fund _______. The Adviser anticipates that the annual portfolio turnover rate for the Small Company Value Fund will not exceed ___%.



     For the period April 3, 1995 (commencement of investment operations) to March 31, 1996, the Funds' annualized portfolio turnover rates were: U.S. Government Fund, 45.41%; California Tax-Free Fund, 93.90%; and Equity Value Fund, 62.76%.


                                    TAXATION


     The Funds have elected to be treated and have qualified as regulated investment companies and intend to continue to qualify to be treated as regulated investment companies for each taxable year pursuant to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, a Fund must (a) distribute to shareholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses); (b) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies; (c) derive less than 30% of its gross income from the sale or other disposition of certain assets (namely, in the case of a Fund, (i) stock or securities; (ii) options, futures, and forward contracts (other than those on foreign currencies), and
(iii) foreign currencies (including options, futures, and forward contacts on such currencies) not directly related to the Fund's principal business of investing in stock or securities (or options and futures with respect to stocks or securities)) held less than 3 months; and (d) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies). In addition, a Fund earning tax-exempt interest must, in each year, distribute at least 90% of its net tax-exempt income. By meeting these requirements, the Funds generally will not be subject to Federal income tax on its investment company taxable income and net capital gains which are distributed to shareholders. If the Funds do not meet all of these Code requirements, they will be taxed as ordinary corporations and their distributions will be taxed to shareholders as ordinary income.



     Amounts, other than tax-exempt interest, not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, each Fund must distribute for each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (excluding any capital gains or losses) for the calendar year, (2) at least 98% of the excess of its capital gains over capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of such year, and ( 3) all ordinary income and capital gain net income (adjusted for certain ordinary losses) for previous years that were not distributed during such years. A distribution, including an "exempt-interest dividend," will be treated as paid on December 31, of a calendar year if it is declared by a Fund during October, November or December of that year to shareholders of record on a date in such a month and paid by the Fund during January of the following year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.


     Some Funds may invest in stocks of foreign companies that are classified under the Code as passive foreign investment companies ("PFICs"). In general, a foreign company is classified as a PFIC under the Code if at least one-half of its assets constitutes investment-type assets or 75% or more of its gross income is investment-type income. Under the PFIC rules, an "excess distribution" received with respect to PFIC stock is treated as having been realized ratably over the period during which the Fund held the PFIC stock. A Fund itself will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund's holding period in prior taxable years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior taxable years) even though the Fund distributes the corresponding income to stockholders. Excess distributions include any gain from the sale of PFIC stock as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

     A Fund may be able to elect alternative tax treatment with respect to PFIC stock. Under an election that currently may be available, a Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. In addition, other elections may become available that would affect the tax treatment of PFIC stock held by a Fund. Each Fund's intention to qualify annually as a regulated investment company may limit the elections with respect to PFIC stock.

     Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject a Fund itself to tax on certain income from PFIC stock, the amount that must be distributed to stockholders and that will be taxed to stock holders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Fund that did not invest in PFIC stock.

     Distributions of investment company taxable income generally are taxable to shareholders as ordinary income. Distributions from certain of the Funds may be eligible for the dividends-received deduction available to corporations. Distributions of net long-term capital gains, if any, designated by the Funds as long- term capital gain dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the Funds' shares have been held by a shareholder. All distributions are taxable to the shareholder in the same manner whether reinvested in additional shares or received in cash. Shareholders will be notified annually as to the Federal tax status of distributions.

     Distributions by a Fund reduce the net asset value of the Fund's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution, nevertheless, would be taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution by the Funds. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution which nevertheless generally will be taxable to them.

     Upon the taxable disposition (including a sale or redemption) of shares of a Fund, a shareholder may realize a gain or loss depending upon his basis in his shares. Such gain or loss generally will be treated as capital gain or loss if the shares are capital assets in the shareholders' hands. Such gain or loss will be long-term or short-term, generally depending upon the shareholder's holding period for the shares. However, a loss realized by a shareholder on the disposition of Fund shares with respect to which capital gain dividends have been paid will, to the extent of such capital gain dividends, be treated as long-term capital loss if such shares have been held by the shareholder for six months or less. A loss realized on the redemption, sale or exchange of Fund shares will be disallowed to the extent an exempt interest dividend was received with respect to those shares if the shares have been held by the shareholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the shares disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Shareholders receiving distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share received equal to the net asset value of a share of the Funds on the reinvestment date.

     The taxation of equity options is governed by Code section 1234. Pursuant to Code section 1234, the premium received by a Fund for selling a put or call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by a Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of such security and any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term depending upon the holding period of the security. With respect to a put or call option that is purchased by a Fund, if the option is sold any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term, depending upon the holding period of the option. If the option expires, the resulting loss is a capital loss and is long-term or short-term, depending upon the holding period of the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss.

     Certain of the options, futures contracts, and forward foreign currency exchange contracts that several of the Funds may invest in are so-called "section 1256 contracts." With certain exceptions, gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses ("60/40"). Also, section 1256 contracts held by a Fund at the end of a taxable year (and, generally, for purposes of the 4% excise tax, on October 31, of each year) are "marked-to market" with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as 60/40 gain or loss.

     Generally, the hedging transactions undertaken by a Fund may result in "straddles" for Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by a Fund. In addition, losses realized by a Fund on a position that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to a Fund of hedging transactions are not entirely clear. Hedging transactions may increase the amount of short-term capital gain realized by a Fund which is taxed as ordinary income when distributed to stockholders.

     A Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under the rules according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

     Because applications of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders and which will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Fund that did not engage in such hedging transactions.

     Certain requirements that must be met under the Code in order for a Fund to qualify as a regulated investment company, may limit the extent to which a Fund will be able to engage in transactions in options, futures, and forward contracts.

     Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues interest, dividends or other receivables, or accrues expenses or other liabilities denominated in a foreign currency, and the time the Fund actually collects such receivables, or pays such liabilities, generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options and forward and futures contracts, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "section 988" gains or losses, may increase, decrease, or eliminate the amount of a Fund's investment company taxable income to be distributed to its shareholders as ordinary income.

     Income received by a Fund from sources within foreign countries may be subject to withholding and other similar income taxes imposed by the foreign country. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible and intends to elect to "pass-through" to its shareholders the amount of such foreign taxes paid by the Fund. Pursuant to this election, a shareholder would be required to include in gross income (in addition to taxable dividends actually received) his pro rata share of the foreign taxes paid by a Fund and would be entitled either to deduct his pro rata share of foreign taxes in computing his taxable income or to use it as a foreign tax credit against his U.S. Federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions, but such a shareholder may be eligible to claim the foreign tax credit (see below). Each shareholder will be notified within 60 days after the close of a Fund's taxable year if the foreign taxes paid by a Fund will "pass-through" for that year and, if so, such notification will designate (a) the shareholder's portion of the foreign taxes paid to each such country and (b) the portion of the dividend which represents income derived from foreign sources.

     Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his total foreign source taxable income. For this purpose, if a Fund makes the election described in the preceding paragraph, the source of the Fund's income flows through to its shareholders. With respect to a Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuations gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit) including foreign source passive income of a Fund. The foreign tax credit may offset only 90% of the alternative minimum tax imposed on corporations and individuals, and foreign taxes generally may not be deducted in computing alternative minimum taxable income.

     The Funds are required to report to the Internal Revenue Service ("IRS") all distributions except in the case of certain exempt shareholders. All such distributions generally are subject to withholding of Federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if (1) the shareholder fails to furnish the Funds with and to certify the shareholder's correct taxpayer identification number or social security number, (2) the IRS notifies the Funds or a shareholder that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he is not subject to backup withholding. If the withholding provisions are applicable, any such distributions, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld. Backup withholding is not an additional tax. Any amount withheld may be credited against the shareholder's U.S. Federal income tax liability. Investors may wish to consult their tax advisers about the applicability of the backup withholding provisions.

     The foregoing discussion relates only to Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates). Distributions by the Funds also may be subject to state and local taxes and their treatment under state and local income tax laws may differ from Federal income tax treatment. Distributions of a Fund which are derived from interest on obligations of the U.S.

Government and certain of its agencies and instrumentalities may be exempt from state and local income taxes in certain states. Shareholders should consult their tax advisers with respect to particular questions of Federal, state and local taxation. Shareholders who are not U.S. persons should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of the Funds including the likelihood that distributions to them would be subject to withholding of U.S. tax at a rate of 30% (or at a lower rate under a tax treaty).

     The California Tax-Free Fund. The Fund intends to manage its portfolio so that it will be eligible to pay "exempt-interest dividends" to shareholders.
The Fund will so qualify if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of state, municipal, and certain other securities, the interest on which is exempt from the regular Federal income tax. To the extent that the Fund's dividends distributed to shareholders are derived from such interest income and are designated as exempt-interest dividends by the Fund, they will be excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends, however, must be taken into account by shareholders in determining whether their total incomes are large enough to result in taxation of up to 85% of their Social Security benefits and certain railroad retirement benefits. The Fund will inform shareholders annually as to the portion of the distributions from the Fund which constitute exempt-interest dividends. In addition, for corporate shareholders of each Fund, exempt-interest dividends may comprise part or all of an adjustment to alternative minimum taxable income. Exempt-interest dividends that are attributable to certain private activity bonds, while not subject to the regular Federal income tax, may constitute an item of tax preference for purposes of the alternative minimum tax.

     To the extent that a Fund's dividends are derived from its investment company taxable income (which includes interest on its temporary taxable investments and the excess of net short-term capital gain over net long-term capital loss), they are considered ordinary (taxable) income for Federal income tax purposes. Such dividends will not qualify for the dividends-received deduction for corporations. Distributions, if any, of net long-term capital gains (the excess of net long-term capital gain over net short-term capital loss) designated by a Fund as long-term capital gain dividends are taxable to shareholders as long-term capital gain regardless of the length of time the shareholder has owned shares of the Fund.

     Upon redemption, sale or exchange of shares in the Fund, a shareholder will realize a taxable gain or loss, depending on whether the gross proceeds are more or less than the shareholder's tax basis for the shares. The discussion above provides additional detail about the income tax consequences of disposing of Fund shares.

     Deductions for interest expense incurred to acquire or carry shares of the Fund may be subject to limitations that reduce, defer or eliminate such deductions. This includes limitations on deducting interest on indebtedness properly allocable to investment property (which may include shares of the Fund). In addition, a shareholder may not deduct a portion of interest on indebtedness incurred or continued to purchase or carry shares of an investment company (such as one of the Funds) paying exempt-interest dividends. Such disallowance would be in an amount which bears the same ratio to the total of such interest as the exempt-interest dividends bear to the total dividends, excluding net capital gain dividends received by the shareholder. Under rules issued by the IRS for determining when borrowed funds are considered used for purposes of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares.

     Certain of the debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income is actually received by the Fund, original issue discount on a taxable debt security earned in a given year generally is treated for Federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements of the Code. Original issue discount on an obligation, the interest from which is exempt from Federal income tax, generally will constitute tax-exempt interest income.

     Some of the debt securities may be purchased by the Fund at a discount which exceeds the original issue discount on such securities, if any. This additional discount represents market discount for Federal income tax purposes. The gain realized on the disposition of any debt security having market discount will be treated as ordinary taxable income to the extent it does not exceed the accrued market discount on such debt security.

Generally, market discount accrues on a daily basis for each day the debt security is held by the Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of the Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest.

     Under California law, a mutual fund which qualifies as a regulated investment company generally must have at least 50% of its total assets in California state and local issues at the end of each quarter of its taxable year in order to be eligible to pay dividends which will be exempt from California personal income tax. Generally, shareholders who are California residents will not incur California personal income tax on the amount of exempt-interest dividends received by them from a Fund and derived from California state and local issues, whether taken in cash or reinvested in additional shares. Gain on the sale or redemption of Fund shares is subject to California personal income tax.

     Shareholders will normally be subject to California personal income tax on dividends paid from income derived from taxable securities and other taxable investments, and from securities issued by states other than California and on distribution of capital and other taxable gains.

     Each Fund will be required to report to the IRS all distributions of investment company taxable income and net capital gains and gross proceeds from the redemption or exchange of the Fund's shares, except in the case of certain exempt shareholders. All such distributions and proceeds from the redemption or exchange of the Fund's shares may be subject to withholding of Federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish a Fund with their taxpayer identification numbers and with required certifications regarding their status under Federal income tax laws.

     A deductible "environmental tax" of 0.12% is imposed on a corporation's modified alternative minimum taxable income in excess of $2 million. The environmental tax will be imposed even if the corporation is not required to pay an alternative minimum tax because the corporation's regular income tax liability exceeds its minimum tax liability.

     To the extent that exempt-interest dividends paid by a Fund are included in alternative minimum taxable income, corporate shareholders may be subject to the environmental tax.


     Opinions relating to the validity of municipal securities and the exemption of interest thereon from Federal income tax are rendered by bond counsel to the issuers. The Funds, the Adviser and its affiliates, and the Funds' counsel make no review of proceedings relating to the issuance of state or municipal securities on the bases of such opinions.


     Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by private activity bonds should consult their tax advisers before purchasing shares of one of these Funds since the acquisition of shares of the Fund may result in adverse tax consequences to them. In addition, all shareholders of a Fund should consult their tax advisers about the tax consequences to them of their investments in the Fund.

     Changes in the tax law, including provisions relating to tax-exempt income, frequently come under consideration. If such changes are enacted, the tax consequences arising from an investment in the California Tax-Free Fund may be affected. Since the Funds do not undertake to furnish tax advice, it is important for shareholders to consult their tax advisers regularly about the tax consequences to them of investing in one or more of the Funds.

                                OTHER INFORMATION

CAPITALIZATION


     The Trust is a Delaware business trust established under a Declaration of Trust dated January 6, 1995 and currently consists of four separately managed portfolios, all of which are discussed in this SAI.

     The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with a par value of $0.001 each. The Board of Trustees may establish additional Funds (with different investment objectives and fundamental policies) at any time in the future. Establishment and offering of additional Funds will not alter the rights of the shareholders. When issued, shares are fully paid, non-assessable, redeemable and freely transferable. Shares do not have preemptive rights or subscription rights. In any liquidation of a Fund, each shareholder is entitled to receive his pro rata share of the net assets of that Fund.


     In the event of a liquidation or dissolution of the Funds or an individual Fund, shareholders of a particular Fund would be entitled to receive the assets available for distribution belonging to such Fund, and a proportionate distribution, based upon the relative net asset values of the respective Funds, of any general assets not belonging to any particular Fund which are available for distribution. Shareholders of a Fund are entitled to participate in the net distributable assets of the particular Fund involved in liquidation, based on the number of shares of the Fund that are held by each shareholder.


CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


     The officers and trustees of the Trust as a group owned the following percentages of outstanding voting securities of the Funds as of June 25, 1996:


          U.S. Government Fund                6%
          California Tax-Free Fund           44%
          Equity Value Fund                  55%




     As of April 16, 1997, the Small Company Value Fund has not commenced investment operations.



     Harley K. Sefton, 2550 Fifth Avenue, Suite 808, San Diego, CA 92103 and William Stephens, 2550 Fifth Avenue, Suite 808, San Diego, CA 92103, owned the following percentages of the outstanding voting securities of the Funds as of June 25, 1996:


-----------------------------------------------------------------------------
                                     U.S.
                                  Government      California     Equity Value
                                     Fund       Tax-Free Fund        Fund
-----------------------------------------------------------------------------

 Harley K. Sefton
     -record and beneficially         6%             44%              53%
-----------------------------------------------------------------------------
     -beneficially only              89%             50%              35%
-----------------------------------------------------------------------------

 William Stephens
     -record and beneficially         1%              0%               1%
-----------------------------------------------------------------------------
     -record only                    89%             50%              35%
-----------------------------------------------------------------------------

     Mr. Sefton and Mr. Stephens, by virtue of their shareholdings, may be deemed control persons of the U.S. Government Fund, the California Tax-Free Fund and the Equity Value Fund. As to those Funds for which they may be deemed control persons, Mr. Sefton or Mr. Stephens may play a decisive or dispositive role in the determination of issues presented to the Funds' shareholders for a vote, including matters which may require a super majority vote for approval.

VOTING RIGHTS

     Under the Declaration of Trust, the Funds are not required to hold annual meetings of each Fund's shareholders to elect Trustees or for other purposes. It is not anticipated that the Funds will hold shareholders' meetings unless required by law or the Declaration of Trust. In this regard, the Trust will be required to hold a meeting to elect Trustees to fill any existing vacancies on the Board if, at any time, fewer than a majority of the Trustees have been elected by the shareholders of the Funds. In addition, the Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Funds may remove persons serving as Trustee either by declaration in writing or at a meeting called for such purpose.
The Trustees are required to call a meeting for the purpose of considering the removal of persons serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Funds. To the extent required by applicable law, the Trustees shall assist shareholders who seek to remove any person serving as Trustee.

     The Funds' shares do not have cumulative voting rights, so that the holders of more than 50% of the outstanding shares may elect the entire Board of Trustees, in which case the holders of the remaining shares would not be able to elect any Trustees.

     Shareholders of all of the Funds, as well as those of any other investment portfolio now or hereafter offered by the Fund, will vote together in the aggregate and not separately on a Fund-by-Fund basis, except as otherwise required by law or when permitted by the Board of Trustees. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Funds shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Fund affected by the matter. A Fund is affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of the Fund. Under the Rule, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, the Rule also provides that the ratification of the appointment of independent auditors, the approval of principal underwriting contracts and the election of trustees may be effectively acted upon by shareholders of the Funds voting together in the aggregate without regard to a particular Fund.

CUSTODIAN AND TRANSFER AGENT


      State Street Bank and Trust Company ("SSB"); P.O. Box 8521, Boston, Massachusetts 02266-8521 is the Funds' Custodian. Pursuant to a Custodian Agreement, SSB is responsible for holding the Funds' cash and portfolio securities. SSB acts as transfer agent and dividend disbursing agent for the Funds.



      Effective January 1, 1997 BISYS replaced State Street Bank and Trust Company as Transfer Agent for the Funds. For the year ended March 31, 1997, BISYS and SSB collectively earned $______, $______ and $______ for performing transfer agency services provided to the U.S. Government Fund, California Tax-Free Fund and Equity Value Fund, respectively. For the period April 3, 1995 (commencement of investment operations) to March 31, 1996, the Trust paid,$29,448, $35,613 and $31,387 for transfer agency and custodian services provided to the U.S. Government Fund, California Tax-Free Fund and Equity Value Fund.


YIELD AND PERFORMANCE INFORMATION

     The Funds may, from time to time, include their yields, effective yields, tax equivalent yields and average annual total returns in advertisements or reports to shareholders or prospective investors.

     Quotations of yield for the Funds will be based on the investment income per share earned during a particular 30-day period, less expenses accrued during a period ("net investment income") and will be computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

                                           6
                         YIELD = 2[(a-b +1)  - 1]
                                    ---
                                     cd
     where a = dividends and interest earned during the period, b = expenses accrued for the period (net of any reimbursements), c = the average daily number of shares outstanding during the period that were entitled to receive dividends, and d = the maximum offering price per share on the last day of the period.

     For the 30 day period ending March 31, 1996, the U.S. Government Fund's yield was 5.669%.

     Quotations of tax-equivalent yield for the California Tax-Free Fund will be calculated by: (a) dividing the portion of the Fund's yield that is exempt from both federal and California state income taxes by one minus a stated combined federal and state income tax rate; (b) dividing the portion of the Fund's yield that is exempt from federal income tax only by one minus a stated federal income tax rate, and (c) adding the figures resulting from (a) and (b) above to that portion, if any, of the Fund's yield that is not exempt from federal income tax.

     Based on the foregoing calculations, the yield and tax-equivalent yield of the California Tax-Free Fund for the 30 day period ended March 31, 1996 were 4.692% and 7.483%. Tax-equivalent yield is based upon the combined state and federal tax rate assumptions of 37.3 % (assuming a 28% federal tax rate and a 9.3% California tax rate).

     Quotations of average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Fund over periods of 1, 5 and 10 years (up to the life of the Fund), calculated pursuant to the following formula:

                                       n
                                 P(1+T)  = ERV

     (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures will reflect a proportional share of Fund expenses (net of certain reimbursed expenses) on an annual basis, and will assume that all dividends and distributions are reinvested when paid.

     For the period April 3, 1995 (inception of the Funds) through March 31, 1996, the total return for the U.S. Government Fund, the California Tax-Free Fund and the Equity Value Fund was 9.06%, 6.60% and 26.31%, respectively.

     Quotations of yield and total return will reflect only the performance of a hypothetical investment in the Funds during the particular time period shown. Yield and total return for the Funds will vary based on changes in the market conditions and the level of a Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

     In connection with communicating its yields or total return to current or prospective shareholders, the Funds also may compare these figures to the performance of other mutual funds tracked by mutual fund rating services or to other unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

     Performance information for the Funds may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, or other unmanaged indices so that investors may compare the Funds' results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank mutual funds on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

INDEPENDENT ACCOUNTANTS

     Price Waterhouse LLP serves as the independent accountants for the Funds. Price Waterhouse LLP provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings. Price Waterhouse LLP's address is 950 Seventeenth Street, Suite 2500, Denver, Colorado 80202.

REGISTRATION STATEMENT

     This SAI and the Prospectus do not contain all the information included in the Funds' Registration Statement filed with the SEC under the Securities Act of 1933 with respect to the securities offered hereby, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the SEC in Washington, D.C.

     Statements contained herein and in the Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                              FINANCIAL STATEMENTS


     The financial statements appearing in the most current fiscal year Annual Report to shareholders and the report thereon of the independent auditors appearing therein, namely Price Waterhouse LLP, are incorporated by reference in this Statement of Additional Information. The Annual Report to shareholders which contains the referenced statements, are available upon request and without charge.

                            ADMINISTRATION AGREEMENT


     THIS AGREEMENT is made as of this 1st day of January, 1997, by and between the SEFTON FUNDS TRUST, a Delaware business trust (the "Trust"), and BISYS FUND SERVICES LIMITED PARTNERSHIP, d/b/a BISYS FUND SERVICES (the "Administrator"), an Ohio limited partnership.

     WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), consisting of several series of shares of beneficial interest ("Shares"); and

     WHEREAS, the Trust desires the Administrator to provide, and the Administrator is willing to provide, management and administrative services to such series of the Trust as the Trust and the Administrator may agree on ("Portfolios") and as listed on Schedule A attached hereto and made a part of this Agreement, on the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the Trust and the Administrator hereby agree as follows:

     ARTICLE 1. RETENTION OF THE ADMINISTRATOR. The Trust hereby retains the Administrator to act as the administrator of the Portfolios and to furnish the Portfolios with the management and administrative services as set forth in
Article 2 below. The Administrator hereby accepts such employment to perform the duties set forth below.

     The Administrator shall, for all purposes herein, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Trust in any way and shall not be deemed an agent of the Trust.

     ARTICLE 2. ADMINISTRATIVE SERVICES. The Administrator shall perform or supervise the performance by others of administrative services in connection with the operations of the Portfolios, and, on behalf of the Trust, will investigate, assist in the selection of and conduct relations with custodians, depositories, accountants, legal counsel, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and persons in any other capacity deemed to be necessary or desirable for the Portfolios' operations. The Administrator shall provide the Trustees of the Trust with such reports regarding investment performance as they may reasonably request but shall have no responsibility for supervising the performance by any investment adviser or sub-adviser of its responsibilities.

     The Administrator shall provide the Trust with regulatory reporting, all necessary office space, equipment, personnel, compensation and facilities (including facilities for meetings of shareholders ("Shareholders") and Trustees of the Trust) for handling the affairs of the Portfolios and such other services as the Administrator shall, from time to time, determine to be necessary to perform its obligations under this Agreement. In addition, at the request of the Board of Trustees, the Administrator shall make reports to the Trust's Trustees concerning the performance of its obligations hereunder.

     Without limiting the generality of the foregoing, the Administrator shall:

     (a) calculate contractual Trust expenses and control all disbursements for the Trust, and as appropriate compute the Trust's yields, total return, expense ratios, portfolio turnover rate and, if required, portfolio average dollar-weighted maturity;

     (b) prepare and file with the SEC Post-Effective Amendments to the Company's Registration Statement and supplements thereto, Notices of Annual or Special Meetings of Shareholders and Proxy materials relating to such meetings; coordinate the printing of such Post-Effective Amendments, supplements, and Proxy materials; accumulate information for and, subject to the approval by the Company's Treasurer, prepare reports to the Company's shareholders of record and the SEC including, but not necessarily limited to, the preparation and filing of (i) Semi-Annual Reports on Form N-SAR and (ii) Notices pursuant to Rule 24f-2;

     (c) prepare such reports, applications and documents (including reports regarding the sale and redemption of Shares as may be required in order to comply with Federal and state securities law) as may be necessary or desirable to register the Trust's Shares with state securities authorities, monitor the sale of Trust Shares for compliance with state securities laws, and file with the appropriate state securities authorities the registration statements and reports for the Trust and the Trust's Shares and all amendments thereto, as may be necessary or convenient to register and keep effective the Trust and the Trust's Shares with state securities authorities to enable the Trust to make a continuous offering of its Shares;

     (d) review and provide advice and counsel on all sales literature (e.g., advertisements, brochures and shareholder communications) with respect to each of the Portfolios;

     (e) administer contracts on behalf of the Trust with, among others, the Trust's investment adviser, distributor, custodian, transfer agent and fund accountant;

     (f) supervise the Trust's transfer agent with respect to the payment of dividends and other distributions to Shareholders;

     (g) calculate performance data of the Trust and its Portfolios for dissemination to information services covering the investment company industry;

     (h) coordinate and supervise the preparation and filing of the Trust's tax returns;

     (i) examine and review the operations and performance of the various organizations providing services to the Trust or any Portfolio of the Trust, including, without limitation, the Trust's investment adviser, distributor, custodian, fund accountant, transfer agent, outside legal counsel and independent public accountants, and at the request of the Board of Trustees, report to the Board on the performance of organizations;

     (j) assist with the layout and printing of publicly disseminated prospectuses and assist with and coordinate layout and printing of the Trust's semi-annual and annual reports to Shareholders;

     (k) assist with the design, development, and operation of the Trust Portfolios, including new classes, investment objectives, policies and structure;

     (l) provide individuals reasonably acceptable to the Trust's Board of Trustees to serve as officers of the Trust, who will be responsible for the management of certain of the Trust's affairs as determined by the Trust's Board of Trustees;

     (m) advise the Trust and its Board of Trustees on matters concerning the Trust and its affairs;

     (n) obtain and keep in effect fidelity bonds and directors and officers/errors and omissions insurance policies for the Trust in accordance with the requirements of Rules 17g-1 and 17d-1(d)(7) under the 1940 Act as such bonds and policies are approved by the Trust's Board of Trustees;

     (o) monitor and advise the Trust and its Portfolios on their regulated investment company status under the Internal Revenue Code of 1986, as amended;

     (p) perform all administrative services and functions of the Trust and each Portfolio to the extent administrative services and functions are not provided to the Trust or such Portfolio pursuant to the Trust's or such Portfolio's investment advisory agreement, distribution agreement, custodian agreement, transfer agent agreement and fund accounting agreement;

     (q) furnish advice and recommendations with respect to other aspects of the business and affairs of the Portfolios as the Trust and the Administrator shall determine desirable; and

     (r) assist in monitoring and developing compliance procedures for each Portfolio which will include, among other matters, procedures to monitor compliance with each Portfolio's investment objective, policies, restrictions, tax matters and applicable laws and regulations;

     (s) monitor the Company's arrangements with respect to services provided by financial institutions which are, or wish to become, shareholder servicing agents for the Company ("Shareholder Servicing Agents"). With respect to Shareholder Servicing Agents, the Administrator shall specifically monitor and review the services rendered by the Shareholder Servicing Agents to their customers, who are the beneficial owners of Shares, pursuant to agreements between the Company and such Shareholder Servicing Agents ("Shareholder Servicing Agreements"), including, among other things, reviewing the qualifications of financial institutions wishing to be Shareholder Servicing Agents, assisting in the execution and delivery of Shareholder Servicing Agreements, reporting to the Board of Directors with respect to the amounts paid or payable by the Company from time to time under the Shareholder Servicing Agreements and the nature of the services provided by Shareholder Servicing Agents, and maintaining appropriate records in connection with its monitoring duties;

     (t) provide legal advice and counsel to the Company with respect to regulatory matters including: monitoring regulatory and legislative developments which may affect the Company and assisting in the strategic response to such developments, counseling and assisting the Company in routine regulatory examinations or investigations of the Company, and working closely with outside counsel to the Company in response to any litigation or non-routine regulatory matters;

     (u) assist each Company in preparing for Board meetings by (i) coordinating board book production and distribution, (ii) preparing Board agendas and minutes, (iii) preparing the BISYS section of Board materials, (iv) preparing special Board meeting materials, including but not limited to, materials relating to annual contract approvals and 12b-1 plan approvals, as agreed upon by the parties, and (v) such other Board meeting functions that are agreed upon by the parties; and

     (v) perform internal audit examinations, mail annual reports of the Portfolios, prepare an annual list of Shareholders and mail notices of Shareholders' meetings, proxies and proxy statements.


     The Administrator shall perform such other services for the Trust that are mutually agreed upon by the parties from time to time for which the Trust will pay the Administrator's out-of-pocket expenses.

     ARTICLE 3.  ALLOCATION OF CHARGES AND EXPENSES.

     (A) THE ADMINISTRATOR. The Administrator shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. The Administrator shall also provide the items which it is obligated to provide under this Agreement, and shall pay all compensation, if any, of officers of the Trust as well as all Trustees of the Trust who are affiliated persons of the Administrator or any affiliated corporation of the Administrator; provided, however, that unless otherwise specifically provided, the Administrator shall not be obligated to pay the compensation of any employee of the Trust retained by the Trustees of the Trust to perform services on behalf of the Trust.

     (B) THE TRUST. The Trust assumes and shall pay or cause to be paid all other expenses of the Trust not otherwise allocated herein, including, without limitation, organization costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation material and notices to existing Shareholders, all expenses incurred in connection with issuing and redeeming Shares, the costs of custodial services, the cost of initial and ongoing registration of the Shares under Federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of the Administrator or the investment adviser to the Trust or any affiliated corporation of the Administrator or the investment adviser, insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of investment advisers to the Trust.

     (C)  EXPENSE LIMITATIONS UNDER STATE LAW.

          (1) If the aggregate expenses of every character incurred by, or allocated to, the Trust in any fiscal year, other than interest, taxes, expenses under the 12b-1 Plans, brokerage commissions and other portfolio transaction expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and any extraordinary expense (including, without limitation, litigation and indemnification expense), but including the fees provided for in Article 3(B) of this Agreement and under the Investment Advisory Agreement ("includable expenses"), shall exceed the expense limitations applicable to the Trust imposed by state securities laws or regulations thereunder, as these limitations may be raised or lowered from time to time, the Trust may deduct from the fees to be paid to the Administrator, or the Administrator will bear, to the extent required by state law, that portion of such excess which bears the same relation to the total of such excess as the fee to the Administrator bears to the total fee otherwise payable for the fiscal year by the Trust pursuant to this Agreement and the Advisory Agreement between the Trust and the Adviser. The Administrator's obligation pursuant hereto will be limited to the amount of the fees payable for the fiscal year by the Trust pursuant to this Agreement.

          (2) With respect to portions of a fiscal year in which this Agreement shall be in effect, the limitation specified in subparagraph (1) above shall be prorated according to the proportion which that portion of the fiscal year bears to the full fiscal year. At the end of each month of the Trust's fiscal year, the Administrator will review the includable expenses accrued during that fiscal year to the end of the period and shall estimate the contemplated includable expenses for the balance of that fiscal year.
If, as a result of that review and estimation, it appears likely that the includable expenses will exceed the limitations referred to in this paragraph for a fiscal year, the monthly fees relating to the Trust, payable to the Administrator under this Agreement for such month shall be reduced, subject to later adjustments at the end of each month through the end of the fiscal year to reflect actual expenses, by an amount equal to the proportionate share attributable to the

Administrator as described in subparagraph (1) above, of a pro rata portion (prorated on the basis of the remaining months of the fiscal year, including the month just ended) of the amount by which the includable expenses for the fiscal year (less an amount equal to the aggregate of actual reductions made pursuant to this provision with respect to prior months of the fiscal year) are expected to exceed the limitations provided in this paragraph. For purposes of the foregoing, the value of the net assets of the Trust shall be computed in the manner specified in Schedule A of this Agreement, and any payments required to be made by the Administrator shall be made once a year promptly after the end of the Trust's fiscal year.

     ARTICLE 4.  COMPENSATION OF THE ADMINISTRATOR.

     (A) ADMINISTRATION FEE. For the services to be rendered, the facilities furnished and the expenses assumed by the Administrator pursuant to this Agreement, the Trust shall pay to the Administrator compensation at an annual rate specified in Schedule A attached hereto. Such compensation shall be calculated and accrued daily, and paid to the Administrator monthly.

          If this Agreement becomes effective subsequent to the first day of a month or termination of this Agreement occurs before the last day of a month, the Administrator's compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above. Payment of the Administrator's compensation for the preceding month shall be made promptly.

     (B) SURVIVAL OF COMPENSATION RIGHTS. All rights of compensation under this Agreement for services performed as of the termination date shall survive the termination of this Agreement.

     ARTICLE 5. LIMITATION OF LIABILITY OF THE ADMINISTRATOR. The duties of the Administrator shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Administrator hereunder. The Administrator shall not be liable for any error of judgment or mistake of law or for any loss arising out of any act or omission in carrying out its duties hereunder, except a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable law which cannot be waived or modified hereby. (As used in this Article 5, the term "Administrator" shall include partners, officers, employees and other agents of the Administrator as well as the Administrator itself.)

     So long as the Administrator acts in good faith and with due diligence and without negligence or reckless disregard of its obligations hereunder, the Trust assumes full responsibility and shall indemnify the Administrator and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly out of said administration, transfer agency, and dividend disbursing relationships to the Trust or any other service rendered to the Trust hereunder. The Administrator agrees to indemnify and hold harmless the Company, its employees, agents, Trustees, officers and nominees from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to the Administrator's bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties, with respect to the performance of services under this Agreement. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

     The rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. In order that the indemnification provisions contained herein shall apply, however, it is understood that if in any case the indemnifying party may be asked to indemnify or hold the other party harmless, the indemnifying party shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnified party will use all reasonable care to identify and notify the indemnifying party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the indemnifying party, but failure to do so in good faith shall not affect the rights hereunder.

     The indemnifying party shall be entitled to participate at its own expense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the indemnifying party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by the indemnifying party and satisfactory to the other party, whose approval shall not be unreasonably withheld. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. If the indemnifying party does not elect to assume the defense of a suit, it will reimburse the other party for the reasonable fees and expenses of any counsel retained by the other party.

     The Administrator may apply to the Trust at any time for instructions and may consult counsel for the Trust or its own counsel and with accountants and other experts with respect to any matter arising in connection with the Administrator's duties, and the Administrator shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instructions or with the opinion of such counsel, accountants or other experts.

     Also, the Administrator shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the proper person or persons. The Administrator will not be held to have notice of any change of authority of any officers, employees or agents of the Trust until receipt of written notice thereof from the Trust.

     ARTICLE 6. ACTIVITIES OF THE ADMINISTRATOR. The services of the Administrator rendered to the Trust are not to be deemed to be exclusive. The Administrator is free to render such services to others and to have other businesses and interests. It is understood that trustees, officers, employees and Shareholders of the Trust are or may be or become interested in the Administrator, as directors, officers, employees and shareholders or otherwise and that partners, officers and employees of the Administrator and its counsel are or may be or become similarly interested in the Trust, and that the Administrator may be or become interested in the Trust as a Shareholder or otherwise.

     ARTICLE 7. DURATION OF THIS AGREEMENT. The Term of this Agreement shall be as specified in Schedule A hereto.

     ARTICLE 8. ASSIGNMENT. This Agreement shall not be assignable by either party without the written consent of the other party; provided, however, that upon the provision of advanced written notice to the Trust, the Administrator may, at its expense, subcontract with any entity or person concerning the provision of the services contemplated hereunder. The Administrator shall not, however, be relieved of any of its obligations under this Agreement by the appointment of such subcontractor and provided further, that the Administrator shall be responsible, to the extent provided in Article 5 hereof, for all acts of such subcontractor as if such acts were its own. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

     ARTICLE 9. AMENDMENTS. This Agreement may be amended by the parties hereto only if such amendment is specifically approved (i) by the vote of a majority of the Trustees of the Trust, and (ii) by the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons of any such party, cast in person at a Board of Trustees meeting called for the purpose of voting on such approval.

     For special cases, the parties hereto may amend such procedures set forth herein as may be appropriate or practical under the circumstances, and the Administrator may conclusively assume that any special procedure which has been approved by the Trust does not conflict with or violate any requirements of its Declaration of Trust or then current prospectuses, or any rule, regulation or requirement of any regulatory body.

     ARTICLE 10. CERTAIN RECORDS. The Administrator shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the 1940 Act which are prepared or maintained by the Administrator on behalf of the Trust shall be prepared and maintained at the expense of the Administrator, but shall be the property of the Trust and will be made available to or surrendered promptly to the Trust on request.

     In case of any request or demand for the inspection of such records by another party, the Administrator shall notify the Trust and follow the Trust's instructions as to permitting or refusing such inspection; provided that the Administrator may exhibit such records to any person in any case where it is advised by its counsel that it may be held liable for failure to do so, unless (in cases involving potential exposure only to civil liability) the Trust has agreed to indemnify the Administrator against such liability.

     ARTICLE 11. DEFINITIONS OF CERTAIN TERMS. The terms "interested person" and "affiliated person," when used in this Agreement, shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

     ARTICLE 12. NOTICE. Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, postage prepaid, addressed by the party giving notice to the other party at the following address: if to the Administrator, to it at 3435 Stelzer Road, Columbus, Ohio 43219; if to the Trust, to it at Sefton Capital Management, 2550 Fifth Avenue, Suite 808, San Diego, California 92103, Attn:
Harley Sefton, with a copy to Steven Howard, Esq., Baker & McKenzie, 805 Third Avenue, New York, New York 10022, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

     ARTICLE 13. GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

     ARTICLE 14. MULTIPLE ORIGINALS. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.


                                        SEFTON FUNDS TRUST


                                        By: /s/ Harley K. Sefton
                                            -----------------------------------

                                        Title: Chairman & CEO
                                               --------------------------------


                                        BISYS FUND SERVICES LIMITED PARTNERSHIP

                                        BY: BISYS FUND SERVICES,
                                            GENERAL PARTNER


                                        By: /s/
                                            -----------------------------------

                                        Title: Executive Vice President
                                               --------------------------------

                                  SCHEDULE A
                         TO THE ADMINISTRATION AGREEMENT
                           DATED AS OF JANUARY 1, 1997
                           BETWEEN SEFTON FUNDS TRUST
                                       AND
                     BISYS FUND SERVICES LIMITED PARTNERSHIP


Portfolios:    This Agreement shall apply to all Portfolios of Sefton Funds
               Trust, either now or hereafter created (collectively, the "Portfolios"). The current Portfolios of the Trust are set forth below:

                         U.S. Government Fund;
                         California Tax Free Fund; and
                         Equity Value Fund.

Fees: Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay the Administrator on the first business day of each month, or at such time(s) as the Administrator shall request and the parties hereto shall agree, a fee computed daily at the annual rate of:

                    Twenty one-hundredths of one percent (.20%) of the Trust's average daily net assets.

               The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be prorated according to the proportion which such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

               For purposes of determining the fees payable to the Administrator, the value of the net assets of a particular Portfolio shall be computed in the manner described in the Trust's Declaration of Trust or in the Prospectus or Statement of Additional Information respecting that Portfolio as from time to time is in effect for the computation of the value of such net assets in connection with the determination of the liquidating value of the shares of such Portfolio.

               The parties hereby confirm that the fees payable hereunder shall be applied to each Portfolio as a whole, and not to separate classes of shares within the Portfolios.

Term: The initial term of this Agreement (the "Initial Term") shall be for a period commencing on the date this Agreement is executed by both parties and ending on

               December 31, 1999. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach. In the event the breach is not remedied within such time period, the nonbreaching party may immediately terminate this Agreement.

               Unless 60 days advance written notice of nonrenewal is provided by either party prior to the end of the Initial Term or the Agreement is sooner terminated as set forth above, this Agreement shall continue in effect following the Initial Term unless and until it is terminated in the manner set forth in this paragraph. Either party may terminate this Agreement after the Initial Term, without penalty, by the provision of 60 days advance written notice to the other party.

               Notwithstanding the foregoing, after such termination for so long as the Administrator, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Administrator and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Administrator shall be entitled to collect from the Trust, in addition to the compensation described in this Schedule A, the amount of all of the Administrator's cash disbursements for services in connection with the Administrator's activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust's property, records, instruments and documents, or any copies thereof. Subsequent to such termination, in exchange for payment of its costs, the Administrator will provide the Trust with reasonable access to any Trust documents or records remaining in its possession.

               If, during the Initial Term, for any reason other than (i) nonrenewal, or (ii) termination based upon a material breach of this Agreement, the Administrator is replaced as administrator, or if a third party is added to perform all or a part of the services provided by the Administrator under this Agreement (excluding any sub-administrator appointed by the Administrator as provided in Article 7 hereof), then the Trust shall make a one-time cash payment, as liquidated damages, to the Administrator equal to the balance due the Administrator for the lesser of (i) the next 12 months of the Initial Term or (ii) the remainder of such Initial Term, assuming for purposes of calculation of the payment that (i) the asset level of the Trust on the date the Administrator is replaced, or a third party is added, will remain constant for the balance of the Initial Term and (ii) such payment shall be based upon the actual fee being charged on such date (which may or may not be lower than the contractual fee amount).

                             DISTRIBUTION AGREEMENT


     AGREEMENT made this 1st day of January, 1997, between SEFTON FUNDS TRUST (the "Trust"), a Delaware business trust having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, and BISYS FUND SERVICES LIMITED PARTNERSHIP d/b/a BISYS FUND SERVICES ("Distributor"), having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219.

     WHEREAS, the Trust is an open-end management investment company, organized as a Delaware business trust and registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     WHEREAS, it is intended that Distributor act as the distributor of the units of beneficial interest ("Shares") of each of the investment portfolios of the Trust (such portfolios being referred to individually as a "Fund" and collectively as the "Funds").

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

     1.   SERVICES AS DISTRIBUTOR.

          1.1 Distributor will act as agent for the distribution of the Shares covered by the registration statement and prospectus of the Trust then in effect under the Securities Act of 1933, as amended (the "Securities Act"). As used in this Agreement, the term "registration statement" shall mean Parts A (the prospectus), B (the Statement of Additional Information) and C of each registration statement that is filed on Form N-1A, or any successor thereto, with the Commission, together with any amendments thereto. The term "prospectus" shall mean each form of prospectus and Statement of Additional Information used by the Funds for delivery to shareholders and prospective shareholders after the effective dates of the above referenced registration statements, together with any amendments and supplements thereto.

          1.2 Distributor agrees to use appropriate efforts to solicit orders for the sale of the Shares and will undertake such advertising and promotion as it believes reasonable in connection with such solicitation. The Trust understands that Distributor is now and may in the future be the distributor of the shares of several investment companies or series (together, "Companies") including Companies having investment objectives similar to those of the Trust. The Trust further understands that investors and potential investors in the Trust may invest in shares of such other Companies. The Trust agrees that Distributor's duties to such Companies shall not be deemed in conflict with its duties to the Trust under this paragraph 1.2.

               Distributor shall, at its own expense, finance appropriate activities which it deems reasonable, which are primarily intended to result in the sale of the Shares, including, but not limited to, advertising, compensation of underwriters, dealers and sales personnel, the printing and mailing of prospectuses to other than current Shareholders, and the printing and mailing of sales literature.

          1.3 In its capacity as distributor of the Shares, all activities of Distributor and its partners, agents, and employees shall comply with all applicable laws, rules and regulations, including, without limitation, the 1940 Act, all rules and regulations promulgated by the Commission thereunder and all rules and regulations adopted by any securities association registered under the Securities Exchange Act of 1934.

          1.4 Distributor will provide one or more persons, during normal business hours, to respond to telephone questions with respect to the Trust.

          1.5 Distributor will transmit any orders received by it for purchase or redemption of the Shares to the transfer agent and custodian for the Funds.

          1.6 Whenever in their judgment such action is warranted by unusual market, economic or political conditions, or by abnormal circumstances of any kind, the Trust's officers may decline to accept any orders for, or make any sales of, the Shares until such time as those officers deem it advisable to accept such orders and to make such sales.

          1.7 Distributor will act only on its own behalf as principal if it chooses to enter into selling agreements with selected dealers or others.

          1.8 The Trust agrees at its own expense to execute any and all documents and to furnish any and all information and otherwise to take all actions that may be reasonably necessary in connection with the qualification of the Shares for sale in such states as Distributor may designate.

          1.9 The Trust shall furnish from time to time, for use in connection with the sale of the Shares, such information with respect to the Funds and the Shares as Distributor may reasonably request; and the Trust warrants that the statements contained in any such information shall fairly show or represent what they purport to show or represent. The Trust shall also furnish Distributor upon request with: (a) unaudited semi-annual statements of the Funds' books and accounts prepared by the Trust, (b) a monthly itemized list of the securities in the Funds, (c) monthly balance sheets as soon as practicable after the end of each month, and (d) from time to time such additional information regarding the financial condition of the Funds as Distributor may reasonably request.

          1.10 The Trust represents to Distributor that, with respect to the Shares, all registration statements and prospectuses filed by the Trust with the Commission under the Securities Act have been carefully prepared in conformity with requirements of said Act and rules and regulations of the Commission thereunder. The registration statement and prospectus contain all statements required to be stated therein in conformity with said Act and the rules and regulations of said Commission and all statements of fact contained in any such registration statement and prospectus are true and correct. Furthermore, neither any registration statement nor any prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading to a purchaser of the Shares.
The Trust may, but shall not be obligated to, propose from time to time such amendment or amendments to any registration statement and such supplement or supplements to any prospectus as, in the light of future developments, may, in the opinion of the Trust's counsel, be necessary or advisable. If the Trust shall not propose such amendment or amendments and/or supplement or supplements within fifteen days after receipt by the Trust of a written request from Distributor to do so, Distributor may, at its option, terminate this Agreement. The Trust shall not file any amendment to any registration statement or supplement to any prospectus without giving Distributor reasonable notice thereof in advance; provided, however, that nothing contained in this Agreement shall in any way limit the Trust's right to file at any time such amendments to any registration statement and/or supplements to any prospectus, of whatever character, as the Trust may deem advisable, such right being in all respects absolute and unconditional.

          1.11 The Trust authorizes Distributor and dealers to use any prospectus in the form furnished from time to time in connection with the sale of the Shares. The Trust agrees to indemnify, defend and hold Distributor, its several partners and employees, and any person who controls Distributor within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which Distributor, its partners and employees, or any such controlling person, may incur under the Securities Act or under common law or otherwise, arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in any registration statement or any prospectus or arising out of or based upon any omission, or alleged omission, to state a material fact required to be stated in either any registration statement or any prospectus or necessary to make the statements in either thereof not misleading; provided, however, that the Trust's agreement to indemnify Distributor, its partners or employees, and any such controlling person shall not be deemed to cover any claims, demands, liabilities or expenses arising out of any statements or representations as are contained in any prospectus and in such financial and other statements as are furnished in writing to the Trust by Distributor and used in the answers to the registration statement or in the corresponding statements made in the prospectus, or arising out of or based upon any omission or alleged omission to state a material fact in connection with the giving of such information required to be stated in such answers or necessary to make the answers not misleading; and further provided that the Trust's agreement to indemnify Distributor and the Trust's representations and warranties hereinbefore set forth in paragraph 1.10 shall not be deemed to cover any liability to the Trust or its Shareholders to which Distributor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of Distributor's reckless disregard of its obligations and duties under this Agreement. The Trust's agreement to indemnify Distributor, its partners and employees and any such controlling person, as aforesaid, is expressly conditioned upon the Trust being notified of any action brought against Distributor, its partners or employees, or any such controlling person, such notification to be given by letter or by telegram addressed to the Trust at its principal office in Columbus, Ohio and sent to the Trust by the person against whom such action is brought, within 10 days after the summons or other first legal process shall have been served. The failure to so notify the Trust of any such action shall not relieve the Trust from any liability which the Trust may have to the person against whom such action is brought by reason of any such untrue, or allegedly untrue, statement or omission, or alleged omission, otherwise than on account of the Trust's indemnity agreement contained in this paragraph
1.11. The Trust will be entitled to assume the defense of any suit brought to enforce any such claim, demand or liability, but, in such case, such defense shall be conducted by counsel of good standing chosen by the Trust and approved by Distributor, which approval shall not be unreasonably withheld. In the event the Trust elects to assume the defense of any such suit and retain counsel of good standing approved by Distributor, the defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Trust does not elect to assume the defense of any such suit, or in case Distributor reasonably does not approve of counsel chosen by the Trust, the Trust will reimburse Distributor, its partners and employees, or the controlling person or persons named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by Distributor or them. The Trust's indemnification agreement contained in this paragraph 1.11 and the Trust's representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Distributor, its partners and employees, or any controlling person, and shall survive the delivery of any Shares.

               This Agreement of indemnity will inure exclusively to Distributor's benefit, to the benefit of its several partners and employees, and their respective estates, and to the benefit of the controlling persons and their successors. The Trust agrees promptly to notify Distributor of the commencement of any litigation or proceedings against the Trust or any of its officers or Trustees in connection with the issue and sale of any Shares.

          1.12 Distributor agrees to indemnify, defend and hold the Trust, its several officers and Trustees and any person who controls the Trust within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands, or liabilities and any counsel fees incurred in connection therewith) which the Trust, its officers or Trustees or any such controlling person, may incur under the Securities Act or under common law or otherwise, but only to the extent that such liability or expense incurred by the Trust, its officers or Trustees or such controlling person resulting from such claims or demands, shall arise out of or be based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by Distributor to the Trust and used in the answers to any of the items of the registration statement or in the corresponding statements made in the prospectus, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by Distributor to the Trust required to be stated in such answers or necessary to make such information not misleading. Distributor's agreement to indemnify the Trust, its officers and

Trustees, and any such controlling person, as aforesaid, is expressly conditioned upon Distributor being notified of any action brought against the Trust, its officers or Trustees, or any such controlling person, such notification to be given by letter or telegram addressed to Distributor at its principal office in Columbus, Ohio, and sent to Distributor by the person against whom such action is brought, within 10 days after the summons or other first legal process shall have been served. Distributor shall have the right of first control of the defense of such action, with counsel of its own choosing, satisfactory to the Trust, if such action is based solely upon such alleged misstatement or omission on Distributor's part, and in any other event the Trust, its officers or Trustees or such controlling person shall each have the right to participate in the defense or preparation of the defense of any such action. The failure to so notify Distributor of any such action shall not relieve Distributor from any liability which Distributor may have to the Trust, its officers or Trustees, or to such controlling person by reason of any such untrue or alleged untrue statement, or omission or alleged omission, otherwise than on account of Distributor's indemnity agreement contained in this paragraph 1.12.

          1.13 No Shares shall be offered by either Distributor or the Trust under any of the provisions of this Agreement and no orders for the purchase or sale of Shares hereunder shall be accepted by the Trust if and so long as the effectiveness of the registration statement then in effect or any necessary amendments thereto shall be suspended under any of the provisions of the Securities Act or if and so long as a current prospectus as required by Section 10(b)(2) of said Act is not on file with the Commission; provided, however, that nothing contained in this paragraph 1.13 shall in any way restrict or have an application to or bearing upon the Trust's obligation to repurchase Shares from any Shareholder in accordance with the provisions of the Trust's prospectus, Agreement and Declaration of Trust, or Bylaws.

          1.14 The Trust agrees to advise Distributor as soon as reasonably practical by a notice in writing delivered to Distributor or its counsel:

               (a) of any request by the Commission for amendments to the registration statement or prospectus then in effect or for additional information;

               (b) in the event of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or prospectus then in effect or the initiation by service of process on the Trust of any proceeding for that purpose;

               (c) of the happening of any event that makes untrue any statement of a material fact made in the registration statement or prospectus then in effect or which requires the making of a change in such registration statement or prospectus in order to make the statements therein not misleading; and

               (d) of all action of the Commission with respect to any amendment to any registration statement or prospectus which may from time to time be filed with the Commission.

               For purposes of this section, informal requests by or acts of the Staff of the Commission shall not be deemed actions of or requests by the Commission.

          1.15 Distributor agrees on behalf of itself and its partners and employees to treat confidentially and as proprietary information of the Trust all records and other information relative to the Trust and its prior, present or potential Shareholders, and not to use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except, after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where Distributor may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Trust.

          1.16 This Agreement shall be governed by the laws of the State of Ohio.

     2.   FEE.

          Distributor shall receive from the Funds identified in the Distribution and Shareholder Service Plan attached as Schedule A hereto (the "Distribution Plan Funds") a distribution fee at the rate and upon the terms and conditions set forth in such Plan. The distribution fee shall be accrued daily and shall be paid on the first business day of each month, or at such time(s) as the Distributor shall reasonably request.

     3.   SALE AND PAYMENT.

          Shares of a Fund may be subject to a sales load and may be subject to the imposition of a distribution fee pursuant to the Distribution and Shareholder Service Plan referred to above. To the extent that Shares of a Fund are sold at an offering price which includes a sales load or at net asset value subject to a contingent deferred sales load with respect to certain redemptions (either within a single class of Shares or pursuant to two or more classes of Shares), such Shares shall hereinafter be referred to collectively as "Load Shares" (in the case of Shares that are sold with a front-end sales load or Shares that are sold subject to a contingent deferred sales load), "Front-End Load Shares" or "CDSL Shares" and individually as a "Load Share," a "Front-End Load Share" or a "CDSL Share." A Fund that contains Front-End Load Shares shall hereinafter be referred to collectively as "Load Funds" or "Front-End Load Funds" and individually as a "Load Fund" or a "Front-end Load Fund." A Fund that contains CDSL Shares shall hereinafter be referred to collectively as "Load Funds" or "CDSL Funds" and individually as a "Load Fund" or a "CDSL Fund."
Under this Agreement, the following provisions shall apply with respect to the sale of, and payment for, Load Shares.

          3.1 Distributor shall have the right to purchase Load Shares at their net asset value and to sell such Load Shares to the public against orders therefor at the applicable public offering price, as defined in Section 4 hereof. Distributor shall also have the right to sell Load Shares to dealers against orders therefor at the public offering price less a concession determined by Distributor, which concession shall not exceed the amount of the sales charge or underwriting discount, if any, referred to in Section 4 below.

          3.2 Prior to the time of delivery of any Load Shares by a Load Fund to, or on the order of, Distributor, Distributor shall pay or cause to be paid to the Load Fund or to its order an amount in Boston or New York clearing house funds equal to the applicable net asset value of such Shares. Distributor may retain so much of any sales charge or underwriting discount as is not allowed by Distributor as a concession to dealers.

     4.   PUBLIC OFFERING PRICE.

          The public offering price of a Load Share shall be the net asset value of such Load Share, plus any applicable sales charge, all as set forth in the current prospectus of the Load Fund. The net asset value of Shares shall be determined in accordance with the provisions of the Agreement and Declaration of Trust and Bylaws of the Trust and the then-current prospectus of the Load Fund.

     5.   ISSUANCE OF SHARES.

          The Trust reserves the right to issue, transfer or sell Load Shares at net asset value (a) in connection with the merger or consolidation of the Trust or the Load Fund(s) with any other investment company or the acquisition by the Trust or the Load Fund(s) of all or substantially all of the assets or of the outstanding Shares of any other investment company; (b) in connection with a pro rata distribution directly to the holders of Shares in the nature of a stock dividend or split; (c) upon the exercise of subscription rights granted to the holders of Shares on a pro rata basis; (d) in connection with the issuance of Load Shares pursuant to any exchange and reinvestment privileges described in any then-current prospectus of the Load Fund; and (e) otherwise in accordance with any then-current prospectus of the Load Fund.

     6.   TERM, DURATION AND TERMINATION.

          This Agreement shall become effective with respect to each Fund listed on Schedule A hereof as of the date first written above (or, if a particular Fund is not in existence on such date, on the date an amendment to Schedule A to this Agreement relating to that Fund is executed) and, unless sooner terminated as provided herein, shall continue until December 31, 1997. Thereafter, if not terminated, this Agreement shall continue with respect to a particular Fund automatically for successive one-year terms, provided that such continuance is specifically approved at least annually by (a) by the vote of a majority of those members of the Trust's Board of Trustees who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting for the purpose of voting on such approval and (b) by the vote of the Trust's Board of Trustees or the vote of a majority of the outstanding voting securities of such Fund. This Agreement is terminable without penalty, on not less than sixty days' prior written notice, by the Trust's Board of Trustees, by vote of a majority of the outstanding voting securities of the Trust or by the Distributor. This Agreement will also terminate automatically in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities," "interested persons" and "assignment" shall have the same meanings as ascribed to such terms in the 1940 Act.)

     7.   LIMITATION OF LIABILITY OF THE TRUSTEES AND SHAREHOLDERS.

          It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in the Trust's Agreement and Declaration of Trust.


     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.


SEFTON FUNDS TRUST                      BISYS FUND SERVICES
                                        LIMITED PARTNERSHIP

                                        By:  BISYS Fund Services,
                                             General Partner

By: /s/ Harley K. Sefton                By: /s/
    --------------------------------        -----------------------------------

Title: Chairman & CEO                   Title: Executive Vice President
       -----------------------------           --------------------------------

Date: Jan. 6, 1997                      Date: Jan. 22, 1997
      ------------------------------          ---------------------------------

                                                         Dated: January 1, 1997


                                   SCHEDULE A
                          TO THE DISTRIBUTION AGREEMENT
                                     BETWEEN
                                SEFTON FUNDS TRUST
                                       AND
                     BISYS FUND SERVICES LIMITED PARTNERSHIP


                    DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

                            FUND ACCOUNTING AGREEMENT


     AGREEMENT made this 1st day of January, 1997, between SEFTON FUNDS TRUST (the "Trust"), a Delaware business trust, and BISYS FUND SERVICES, INC. ("Fund Accountant"), a corporation organized under the laws of the State of Delaware.

     WHEREAS, the Trust desires that Fund Accountant perform certain fund accounting services for each investment portfolio of the Trust, all as now or hereafter may be established from time to time (individually referred to herein as the "Fund" and collectively as the "Funds"); and

     WHEREAS, Fund Accountant is willing to perform such services on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

     1.   SERVICES AS FUND ACCOUNTANT.

          (a) MAINTENANCE OF BOOKS AND RECORDS. Fund Accountant will keep and maintain the following books and records of each Fund pursuant to Rule 31a-1 under the Investment Company Act of 1940 (the "Rule"):

               (i) Journals containing an itemized daily record in detail of all purchases and sales of securities, all receipts and disbursements of cash and all other debits and credits, as required by subsection (b)(1) of the Rule;

               (ii) General and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(I) of the Rule;

               (iii)     Separate ledger accounts required by subsection
                         (b)(2)(ii) and (iii) of the Rule; and

               (iv) A monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

          (b) PERFORMANCE OF DAILY ACCOUNTING SERVICES. In addition to the maintenance of the books and records specified above, Fund Accountant shall perform the following accounting services daily for each Fund:

               (i) Calculate the net asset value per share utilizing prices obtained from the sources described in subsection 1(b)(ii) below;

               (ii) Obtain security prices from independent pricing services, or if such quotes are unavailable, then obtain such prices from each Fund's investment adviser or its designee, as approved by the Trust's Board of Trustees;

               (iii) Verify and reconcile with the Fund's custodian all daily trade activity;

               (iv) Compute, as appropriate, each Fund's net income and capital gains, dividend payables, dividend factors, 7-day yields, 7-day effective yields, 30-day yields, and weighted average portfolio maturity;

               (v) Review daily the net asset value calculation and dividend factor (if any) for each Fund prior to release to shareholders, check and confirm the net asset values and dividend factors for reasonableness and deviations, and distribute net asset values and yields to NASDAQ;

               (vi) Report to the Trust the daily market pricing of securities in any money market Funds, with the comparison to the amortized cost basis;

               (vii) Determine unrealized appreciation and depreciation on securities held in variable net asset value Funds;

               (viii) Amortize premiums and accrete discounts on securities purchased at a price other than face value, if requested by the Trust;

               (ix) Update fund accounting system to reflect rate changes, as received from a Fund's investment adviser, on variable interest rate instruments;

               (x)       Post Fund transactions to appropriate categories;

               (xi) Accrue expenses of each Fund according to instructions received from the Trust's Administrator;

               (xii) Determine the outstanding receivables and payables for all (1) security trades, (2) Fund share transactions and (3) income and expense accounts;

               (xiii) Provide accounting reports in connection with the Trust's regular annual audit and other audits and examinations by regulatory agencies; and

               (xiv) Provide such periodic reports as the parties shall agree upon, as set forth in a separate schedule.

          (c)  SPECIAL REPORTS AND SERVICES.

               (i) Fund Accountant may provide additional special reports upon the request of the Trust or a Fund's investment adviser, which may result in an additional charge, the amount of which shall be agreed upon between the parties.

               (ii) Fund Accountant may provide such other similar services with respect to a Fund as may be reasonably requested by the Trust, which may result in an additional charge, the amount of which shall be agreed upon between the parties.

          (d) ADDITIONAL ACCOUNTING SERVICES. Fund Accountant shall also perform the following additional accounting services for each
               Fund:

               (i) Provide monthly a download (and hard copy thereof) of the financial statements described below, upon request of the Trust. The download will include the following items:

                    Statement of Assets and Liabilities,
                    Statement of Operations,
                    Statement of Changes in Net Assets, and
                    Condensed Financial Information;

               (ii) Provide accounting information for the following:

                    (A) federal and state income tax returns and federal excise tax returns;

                    (B) the Trust's semi-annual reports with the Securities and Exchange Commission ("SEC") on Form N-SAR;

                    (C) the Trust's annual, semi-annual and quarterly (if any) shareholder reports;

                    (D) registration statements on Form N-1A and other filings relating to the registration of Shares;

                    (E) the Administrator's monitoring of the Trust's status as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended;

                    (F)  annual audit by the Trust's auditors; and

                    (G)  examinations performed by the SEC.

     2.   SUBCONTRACTING.

          Fund Accountant may, at its expense, subcontract with any entity or person concerning the provision of the services contemplated hereunder; provided, however, that Fund Accountant shall not be relieved of any of its obligations under this Agreement by the appointment of such subcontractor and provided further, that Fund Accountant shall be responsible, to the extent provided in Section 6 hereof, for all acts of such subcontractor as if such acts were its own.

     3.   COMPENSATION.

          The Trust shall pay Fund Accountant for the services to be provided by Fund Accountant under this Agreement in accordance with, and in the manner set forth in, Schedule A hereto, as such Schedule may be amended from time to time.

     4.   REIMBURSEMENT OF EXPENSES.

          In addition to paying Fund Accountant the fees described in Section 3 hereof, the Trust agrees to reimburse Fund Accountant for its out-of-pocket expenses in providing services hereunder, including without limitation the following:

     (a) All freight and other delivery and bonding charges incurred by Fund Accountant in delivering materials to and from the Trust;

     (b) All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by Fund Accountant in communication with the Trust, the Trust's investment advisor or custodian, dealers or others as required for Fund Accountant to perform the services to be provided hereunder;

     (c) The cost of obtaining security market quotes pursuant to Section l(b)(ii) above;

     (d)  The cost of microfilm or microfiche of records or other materials;

     (e) Any expenses Fund Accountant shall incur at the written direction of an officer of the Trust thereunto duly authorized; and

     (f) Any additional expenses reasonably incurred by Fund Accountant in the performance of its duties and obligations under this Agreement.

     5.   EFFECTIVE DATE.

          This Agreement shall become effective with respect to a Fund as of the date first written above (the "Effective Date").

     6.   TERM.

          The initial term of this Agreement (the "Initial Term") shall be for a period commencing on the Effective Date and ending on December 31, 1999. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach. In the event the breach is not remedied within such time period, the non-breaching party may immediately terminate this Agreement.

          Unless 60 days advance written notice of nonrenewal is provided by either party prior to the end of the Initial Term or the Agreement is sooner terminated as set forth above, this Agreement shall continue in effect following the Initial Term unless and until it is terminated in the manner set forth in this paragraph. Either party may terminate this Agreement after the Initial Term, without penalty, by the provision of 60 days advance written notice to the other party.

          Notwithstanding the foregoing, after such termination for so long as Fund Accountant, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due Fund Accountant and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. Fund Accountant shall be entitled to collect from the Trust, in addition to the compensation described in this Section 6, the amount of all of Fund Accountant's cash disbursements for services in connection with Fund Accountant's activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust's property, records, instruments and documents, or any copies thereof. Subsequent to such termination, in exchange for payment of its costs, Fund Accountant will provide the Trust with reasonable access to any Trust documents or records remaining in its possession.

          If, during the Initial Term, for any reason other than (i) nonrenewal, or (ii) termination based upon a material breach of this Agreement, Fund Accountant is replaced as Fund Accountant, or if a third party is added to perform all or a part of the services provided by Fund Accountant under this Agreement (excluding any sub-accountant appointed by Fund Accountant as provided in Section 2 hereof), then the Trust shall make a one-time cash payment, as liquidated damages, to Fund Accountant equal to the balance due Fund Accountant for the lesser of (i) the next 12 months of the Initial Term or (ii) the remainder of such Initial Term, assuming for purposes of calculation of the payment that (i) the asset level of the Trust on the date Fund Accountant is replaced, or a third party is added, will remain constant for the balance of the Initial Term and (ii) such payment shall be based upon the actual fee being charged on such date (which may or may not be lower than the contractual fee amount).

     7.   STANDARD OF CARE; RELIANCE ON RECORDS AND INSTRUCTIONS;
          INDEMNIFICATION.

          Fund Accountant shall use its best efforts to insure the accuracy of all services performed under this Agreement, but shall not be liable to the Trust for any action taken or omitted by Fund Accountant in the absence of bad faith, willful misfeasance, negligence or from reckless disregard by it of its obligations and duties. A Fund agrees to indemnify and hold harmless Fund Accountant, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses of every nature and character arising out of or in any way relating to Fund Accountant's actions taken or nonactions with respect to the performance of services under this Agreement with respect to such Fund or based, if applicable, upon reasonable reliance on information, records, instructions or requests with respect to such Fund given or made to Fund Accountant by a duly authorized representative of the Trust; provided that this indemnification shall not apply to actions or omissions of Fund Accountant in cases of its own bad faith, willful misfeasance, negligence or from reckless disregard by it of its obligations and duties, and further provided that prior to confessing any claim against it which may be the subject of this indemnification, Fund Accountant shall give the Trust written notice of and reasonable opportunity to defend against said claim in its own name or in the name of Fund Accountant.

          Fund Accountant agrees to indemnify and hold harmless the Trust, its employees, agents, Trustees, officers and nominees from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to Fund Accountant's bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties, with respect to the performance of services under this Agreement; provided, that, prior to confessing any claim against it which may be the subject of this indemnification, the Trust shall give Fund Accountant written notice of and a reasonable opportunity to defend against said claim in its own name or in the name of the Trust.

     8.   RECORD RETENTION AND CONFIDENTIALITY.

          Fund Accountant shall keep and maintain on behalf of the Trust all books and records which the Trust and Fund Accountant is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the maintenance of books and records in connection with the services to be provided hereunder. Fund Accountant further agrees that all such books and records shall be the property of the Trust and to make such books and records available for inspection by the Trust or by the Securities and Exchange Commission at reasonable times and otherwise to keep confidential all books and records and other information relative to the Trust and its shareholders; except when requested to divulge such information by duly-constituted authorities or court process.

     9.   UNCONTROLLABLE EVENTS.

          Fund Accountant assumes no responsibility hereunder, and shall not be liable, for any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control.

     10.  REPORTS.

          Fund Accountant will furnish to the Trust and to its properly authorized auditors, investment advisers, examiners, distributors, dealers, underwriters, salesmen, insurance companies and others designated by the Trust in writing, such reports and at such times as are prescribed pursuant to the terms and the conditions of this Agreement to be provided or completed by Fund Accountant, or as subsequently agreed upon by the parties pursuant to an amendment hereto.

     11.  RIGHTS OF OWNERSHIP.

          All computer programs and procedures developed to perform services required to be provided by Fund Accountant under this Agreement are the property of Fund Accountant. All records and other data except such computer programs and procedures are the exclusive property of the Trust and all such other records and data will be furnished to the Trust in appropriate form as soon as practicable after termination of this Agreement for any reason.

     12.  RETURN OF RECORDS.

          Fund Accountant may at its option at any time, and shall promptly upon the Trust's demand, turn over to the Trust and cease to retain Fund Accountant's files, records and documents created and maintained by Fund Accountant pursuant to this Agreement which are no longer needed by Fund Accountant in the performance of its services or for its legal protection. If not so turned over to the Trust, such documents and records will be retained by Fund Accountant for six years from the year of creation. At the end of such six-year period, such records and documents will be turned over to the Trust unless the Trust authorizes in writing the destruction of such records and documents.

     13.  REPRESENTATIONS OF THE TRUST.

          The Trust certifies to Fund Accountant that: (1) as of the close of business on each Conversion Date, each Fund that is in existence as of the Conversion Date has authorized unlimited shares, and (2) this Agreement has been duly authorized by the Trust and, when executed and delivered by the Trust, will constitute a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

     14.  REPRESENTATIONS OF FUND ACCOUNTANT.

          Fund Accountant represents and warrants that: (1) the various procedures and systems which Fund Accountant has implemented with regard to safeguarding from loss or damage attributable to fire, theft, or any other cause the records, and other data of the Trust and Fund Accountant's records, data, equipment facilities and other property used in the performance of its obligations hereunder are adequate and that it will make such changes therein from time to time as are required for the secure performance of its obligations hereunder, and (2) this Agreement has been duly authorized by Fund Accountant and, when executed and delivered by Fund Accountant, will constitute a legal, valid and binding obligation of Fund Accountant, enforceable against Fund Accountant in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

     15.  INSURANCE.

          Fund Accountant shall notify the Trust should any of its insurance coverage be canceled or reduced. Such notification shall include the date of change and the reasons therefor. Fund Accountant shall notify the Trust of any material claims against it with respect to services performed under this Agreement, whether or not they may be covered by insurance, and shall notify the Trust from time to time as may be appropriate of the total outstanding claims made by Fund Accountant under its insurance coverage.

     16.  INFORMATION TO BE FURNISHED BY THE TRUST AND FUNDS.

          The Trust has furnished to Fund Accountant the following:

          (a) Copies of the Declaration of Trust of the Trust and of any amendments thereto, certified by the proper official of the state in which such document has been filed.

          (b)  Copies of the following documents:

               (i)  The Trust's Bylaws and any amendments thereto; and

               (ii) Certified copies of resolutions of the Board of Trustees covering the approval of this Agreement, authorization of a specified officer of the

                    Trust to execute and deliver this Agreement and authorization for specified officers of the Trust to instruct Fund Accountant thereunder.

          (c) A list of all the officers of the Trust, together with specimen signatures of those officers who are authorized to instruct Fund Accountant in all matters.

          (d) Two copies of the Prospectuses and Statements of Additional Information for each Fund.

     17.  INFORMATION FURNISHED BY FUND ACCOUNTANT.

          (a)  Fund Accountant has furnished to the Trust the following:

               (i)  Fund Accountant's Articles of Incorporation; and

               (ii) Fund Accountant's Bylaws and any amendments thereto.

          (b) Fund Accountant shall, upon request, furnish certified copies of corporate actions covering the following matters:

               (i) Approval of this Agreement, and authorization of a specified officer of Fund Accountant to execute and deliver this Agreement; and

               (ii) Authorization of Fund Accountant to act as fund accountant for the Trust and to provide accounting services for the Trust.

     18.  AMENDMENTS TO DOCUMENTS.

          The Trust shall furnish Fund Accountant written copies of any amendments to, or changes in, any of the items referred to in Section 16 hereof forthwith upon such amendments or changes becoming effective. In addition, the Trust agrees that no amendments will be made to the Prospectuses or Statements of Additional Information of the Trust which might have the effect of changing the procedures employed by Fund Accountant in providing the services agreed to hereunder or which amendment might affect the duties of Fund Accountant hereunder unless the Trust first obtains Fund Accountant's approval of such amendments or changes.

     19.  COMPLIANCE WITH LAW.

          Except for the obligations of Fund Accountant set forth in Section 8 hereof, the Trust assumes full responsibility for the preparation, contents and distribution of each prospectus of the Trust as to compliance with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the 1940 Act and any other laws, rules and regulations of governmental authorities having jurisdiction. Fund Accountant shall have no obligation to take cognizance of any laws relating to the sale of the Trust's Shares. The Trust represents and warrants that no Shares of the Trust will be offered to the public until the Trust's registration statement under the Securities Act and the 1940 Act has been declared or becomes effective.

     20.  NOTICES.

          Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Trust, to it at Sefton Capital Management, 2550 Fifth Avenue, Suite 808, San Diego, California 92103, Attn: Harley Sefton, with a copy to Steven Howard, Esq., Baker & McKenzie, 805 Third Avenue, New York, New York 10022; if to Fund Accountant, to it at 3435 Stelzer Road, Columbus, Ohio 43219, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

     21.  HEADINGS.

          Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

     22.  ASSIGNMENT.

          This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

     23.  GOVERNING LAW.

          This Agreement shall be governed by and provisions shall be construed in accordance with the laws of the State of Ohio.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

                                        SEFTON FUNDS TRUST


                                        By: /s/ Harley K. Sefton
                                            ------------------------------------

                                        Title: Chairman & CEO
                                               ---------------------------------

                                        BISYS FUND SERVICES, INC.

                                        By: /s/ [Illegible]
                                            ------------------------------------

                                        Title: Executive Vice President

                                               ---------------------------------

                                                         Dated: January 1, 1997


                                   SCHEDULE A
                        TO THE FUND ACCOUNTING AGREEMENT
                                     BETWEEN
                               SEFTON FUNDS TRUST
                                       AND
                           BISYS FUND SERVICES, INC.

                                      FEES

Fund Accountant shall be entitled to receive a fee from each Fund in accordance with the following schedule:

          An annual fee of $30,000 per Fund for the class of shares in existence as of the date set forth above, plus an additional annual fee of $10,000 per Fund for each additional class that may be created subsequent to such date. In addition to such annual fees, Fund Accountant shall be entitled to receive out-of-pocket expenses, as described in Section 4.







SEFTON FUNDS TRUST                      BISYS FUND SERVICES, INC.


By: /s/ Harley K. Sefton                By: /s/ [Illegible]
    --------------------------------        ------------------------------------

                            TRANSFER AGENCY AGREEMENT


     AGREEMENT made this 1st day of January, 1997, between SEFTON FUNDS TRUST (the "Trust"), a Delaware business trust, and BISYS FUND SERVICES, INC. ("BISYS"), a Delaware corporation.

     WHEREAS, the Trust desires that BISYS perform certain services for each series of the Trust (individually referred to herein as a "Fund" and collectively as the "Funds"); and

     WHEREAS, BISYS is willing to perform such services on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

     1.   SERVICES.

          BISYS shall perform for the Trust the transfer agent services set forth in Schedule A hereto.

          BISYS also agrees to perform for the Trust such special services incidental to the performance of the services enumerated herein as agreed to by the parties from time to time. BISYS shall perform such additional services as are provided on an amendment to Schedule A hereof, in consideration of such fees as the parties hereto may agree.

          BISYS may, in its discretion, appoint in writing other parties qualified to perform transfer agency services reasonably acceptable to the Trust (individually, a "Sub-transfer Agent") to carry out some or all of its responsibilities under this Agreement with respect to a Fund; provided, however, that the Sub-transfer Agent shall be the agent of BISYS and not the agent of the Trust or such Fund, and that BISYS shall be fully responsible for the acts of such Sub-transfer Agent and shall not be relieved of any of its responsibilities hereunder by the appointment of such Sub-transfer Agent.

     2.   FEES.

          The Trust shall pay BISYS for the services to be provided by BISYS under this Agreement in accordance with, and in the manner set forth in, Schedule B hereto. Fees for any additional services to be provided by BISYS pursuant to an amendment to Schedule A hereto shall be subject to mutual agreement at the time such amendment to Schedule A is proposed.

     3.   REIMBURSEMENT OF EXPENSES.

          In addition to paying BISYS the fees described in Section 2 hereof, the Trust agrees to reimburse BISYS for BISYS' out-of-pocket expenses in providing services hereunder, including without limitation, the following:

          (a) All freight and other delivery and bonding charges incurred by BISYS in delivering materials to and from the Trust and in delivering all materials to shareholders;

          (b) All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by BISYS in communication with the Trust, the Trust's investment adviser or custodian, dealers, shareholders or others as required for BISYS to perform the services to be provided hereunder;

          (c) Costs of postage, couriers, stock computer paper, statements, labels, envelopes, checks, reports, letters, tax forms, proxies, notices or other form of printed material which shall be required by BISYS for the performance of the services to be provided hereunder;

          (d) The cost of microfilm or microfiche of records or other materials; and

          (e) Any expenses BISYS shall incur at the written direction of an officer of the Trust thereunto duly authorized.

     4.   EFFECTIVE DATE.

          This Agreement shall become effective as of the date first written above (the "Effective Date").

     5.   TERM.

          The initial term of this Agreement (the "Initial Term") shall be for a period commencing on the Effective Date and ending on December 31, 1999. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach. In the event the breach is not remedied within such time period, the non-breaching party may immediately terminate this Agreement.

          Unless 60 days advance written notice of nonrenewal is provided by either party prior to the end of the Initial Term or the Agreement is sooner terminated as set forth above, this Agreement shall continue in effect following the Initial Term unless and until it is terminated in the manner set forth in this paragraph. Either party may terminate this Agreement after the Initial Term, without penalty, by the provision of 60 days advance written notice to the other party.

          Notwithstanding the foregoing, after such termination for so long as BISYS, with the written consent of the Trust, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due BISYS and unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. BISYS shall be entitled to collect from the Trust, in addition to the compensation described in this Section 5, the amount of all of BISYS' cash disbursements for services in connection with BISYS' activities in effecting such termination, including without limitation, the delivery to the Trust and/or its designees of the Trust's property, records, instruments and documents, or any copies thereof. Subsequent to such termination, in exchange for payment of its costs, BISYS will provide the Trust with reasonable access to any Trust documents or records remaining in its possession.

          If, during the Initial Term, for any reason other than (i) nonrenewal, or (ii) termination based upon a material breach of this Agreement, BISYS is replaced as Transfer Agent, or if a third party is added to perform all or a part of the services provided by BISYS under this Agreement (excluding any Sub-transfer Agent appointed by BISYS as provided in Section 1 hereof), then the Trust shall make a one-time cash payment, as liquidated damages, to BISYS equal to the balance due BISYS for the lesser of (i) the next 12 months of the Initial Term or (ii) the remainder of such Initial Term, assuming for purposes of calculation of the payment that (i) the asset level of the Trust on the date BISYS is replaced, or a third party is added, will remain constant for the balance of the Initial Term and (ii) such payment shall be based upon the actual fee being charged on such date (which may or may not be lower than the contractual fee amount).

     6.   UNCONTROLLABLE EVENTS.

          BISYS assumes no responsibility hereunder, and shall not be liable for any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control.

     7.   LEGAL ADVICE.

          BISYS shall notify the Trust at any time BISYS believes that it is in need of the advice of counsel (other than counsel in the regular employ of BISYS or any affiliated companies) with regard to BISYS' responsibilities and duties pursuant to this Agreement; and after so notifying the Trust, BISYS, at its discretion, shall be entitled to seek, receive and act upon advice of legal counsel of its choosing, such advice to be at the expense of the Trust or Funds unless relating to a matter involving BISYS' willful misfeasance, bad faith, gross negligence or reckless disregard with respect to BISYS' responsibilities and duties hereunder and BISYS shall in no event be liable to the Trust or any Fund or any shareholder or beneficial owner of the Trust for any action reasonably taken pursuant to such advice.

     8.   INSTRUCTIONS.

          Whenever BISYS is requested or authorized to take action hereunder pursuant to instructions from a shareholder, or a properly authorized agent of a shareholder ("shareholder's agent"), concerning an account in a Fund, BISYS shall be entitled to rely upon any certificate, letter or other instrument or communication, believed by BISYS to be genuine and to have been properly made, signed or authorized by an officer or other authorized agent of the Trust or by the shareholder or shareholder's agent, as the case may be, and shall be entitled to receive as conclusive proof of any fact or matter required to be ascertained by it hereunder a certificate signed by an officer of the Trust or any other person authorized by the Trust's Board of Trustees or by the shareholder or shareholder's agent, as the case may be.

          As to the services to be provided hereunder, BISYS may rely conclusively upon the terms of the Prospectuses and Statement of Additional Information of the Trust relating to the Funds to the extent that such services are described therein unless BISYS receives written instructions to the contrary in a timely manner from the Trust.

     9.   STANDARD OF CARE; RELIANCE ON RECORDS AND INSTRUCTIONS;
          INDEMNIFICATION.

          BISYS shall use its best efforts to ensure the accuracy of all services performed under this Agreement, but shall not be liable to the Trust for any action taken or omitted by BISYS in the absence of bad faith, willful misfeasance, negligence or from reckless disregard by it of its obligations and duties. The Trust agrees to indemnify and hold harmless BISYS, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses of every nature and character arising out of or in any way relating to BISYS' actions taken or nonactions with respect to the performance of services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to BISYS by the Trust, the investment adviser and on any records provided by any fund accountant or custodian thereof; provided that this indemnification shall not apply to actions or omissions of BISYS in cases of its own bad faith, willful misfeasance, negligence or from reckless disregard by it of its obligations and duties; and further provided that prior to confessing any claim against it which may be the subject of this indemnification, BISYS shall give the Trust written notice of and reasonable opportunity to defend against said claim in its own name or in the name of BISYS.

          BISYS agrees to indemnify and hold harmless the Trust, its employees, agents, Trustees, officers and nominees from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to BISYS' bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties, with respect to the performance of services under this Agreement, provided, that, prior to confessing any claim against it which may be the subject of this indemnification, the Trust shall give BISYS written notice of and a reasonable opportunity to defend against said claim in its own name or in the name of the Trust.

     10.  RECORD RETENTION AND CONFIDENTIALITY.

          BISYS shall keep and maintain on behalf of the Trust all books and records which the Trust or BISYS is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the maintenance of books and records in connection with the services to be provided hereunder. BISYS further agrees that all such books and records shall be the property of the Trust and to make such books and records available for inspection by the Trust or by the Securities and Exchange Commission (the "Commission") at reasonable times and otherwise to keep confidential all books and records and other information relative to the Trust and its shareholders, except when requested to divulge such information by duly-constituted authorities or court process, or requested by a shareholder or shareholder's agent with respect to information concerning an account as to which such shareholder has either a legal or beneficial interest or when requested by the Trust, the shareholder, or shareholder's agent, or the dealer of record as to such account.

     11.  REPORTS.

          BISYS will furnish to the Trust and to its properly-authorized auditors, investment advisers, examiners, distributors, dealers, underwriters, salesmen, insurance companies and others designated by the Trust in writing, such reports at such times as are prescribed in Schedule C attached hereto, or as subsequently agreed upon by the parties pursuant to an amendment to Schedule C.

     12.  RIGHTS OF OWNERSHIP.

          All computer programs and procedures developed to perform services required to be provided by BISYS under this Agreement are the property of BISYS. All records and other data except such computer programs and procedures are the exclusive property of the Trust and all such other records and data will be furnished to the Trust in appropriate form as soon as practicable after termination of this Agreement for any reason.

     13.  RETURN OF RECORDS.

          BISYS may at its option at any time, and shall promptly upon the Trust's demand, turn over to the Trust and cease to retain BISYS' files, records and documents created and maintained by BISYS pursuant to this Agreement which are no longer needed by BISYS in the performance of its services or for its legal protection. If not so turned over to the Trust, such documents and records will be retained by BISYS for six years from the year of creation. At the end of such six-year period, such records and documents will be turned over to the Trust unless the Trust authorizes in writing the destruction of such records and documents.

     14.  BANK ACCOUNTS.

          The Trust and the Funds shall establish and maintain such bank accounts with such bank or banks as are selected by the Trust, as are necessary in order that BISYS may perform the services required to be performed hereunder. To the extent that the performance of such services shall require BISYS directly to disburse amounts for payment of dividends, redemption proceeds or other purposes, the Trust and Funds shall provide such bank or banks with all instructions and authorizations necessary for BISYS to effect such disbursements.

     15.  REPRESENTATIONS OF THE TRUST.

          The Trust certifies to BISYS that: (a) as of the close of business on the Effective Date, each Fund which is in existence as of the Effective Date has authorized unlimited shares, and (b) by virtue of its Declaration of Trust, shares of each Fund which are redeemed by the Trust may be sold by the Trust from its treasury, and (c) this Agreement has been duly authorized by the Trust and, when executed and delivered by the Trust, will constitute a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

     16.  REPRESENTATIONS OF BISYS.

          BISYS represents and warrants that: (a) BISYS has been in, and shall continue to be in, substantial compliance with all provisions of law, including
Section 17A(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required in connection with the performance of its duties under this Agreement; and (b) the various procedures and systems which BISYS has implemented with regard to safekeeping from loss or damage attributable to fire, theft or any other cause of the blank checks, records, and other data of the Trust and BISYS' records, data, equipment, facilities and other property used in the performance of its obligations hereunder are adequate and that it will make such changes therein from time to time as are required for the secure performance of its obligations hereunder.

     17.  INSURANCE.

          BISYS shall notify the Trust should its insurance coverage with respect to professional liability or errors and omissions coverage be canceled or reduced. Such notification shall include the date of change and the reasons therefor. BISYS shall notify the Trust of any material claims against it with respect to services performed under this Agreement, whether or not they may be covered by insurance, and shall notify the Trust from time to time as may be appropriate of the total outstanding claims made by BISYS under its insurance coverage.

     18.  INFORMATION TO BE FURNISHED BY THE TRUST AND FUNDS.

          The Trust has furnished to BISYS the following:

          (a) Copies of the Declaration of Trust of the Trust and of any amendments thereto, certified by the proper official of the state in which such Declaration has been filed.

          (b)  Copies of the following documents:

               1.   The Trust's By-Laws and any amendments thereto.

               2. Certified copies of resolutions of the Board of Trustees covering the following matters:

                    A. Approval of this Agreement and authorization of a specified officer of the Trust to execute and deliver this Agreement and authorization for specified officers of the Trust to instruct BISYS hereunder; and

                    B. Authorization of BISYS to act as Transfer Agent for the Trust on behalf of the Funds.

          (c) A list of all officers of the Trust, together with specimen signatures of those officers, who are authorized to instruct BISYS in all matters.

          (d) Two copies of the following (if such documents are employed by the Trust):

               1.   Prospectuses and Statement of Additional Information;

               2.   Distribution Agreement; and

               3. All other forms commonly used by the Trust or its Distributor with regard to their relationships and transactions with shareholders of the Funds.

          (e) A certificate as to shares of beneficial interest of the Trust authorized, issued, and outstanding as of the Effective Date of BISYS' appointment as Transfer Agent (or as of the date on which BISYS' services are commenced, whichever is the later date) and as to receipt of full consideration by the Trust for all shares outstanding, such statement to be certified by the Treasurer of the Trust.

     19.  INFORMATION FURNISHED BY BISYS.

          BISYS has furnished to the Trust the following:

          (a)  BISYS' Articles of Incorporation.

          (b)  BISYS' By-Laws and any amendments thereto.

          (c) Certified copies of actions of BISYS covering the following matters:

               1. Approval of this Agreement, and authorization of a specified officer of BISYS to execute and deliver this Agreement;

               2. Authorization of BISYS to act as Transfer Agent for the Trust.

          (d) A copy of the most recent independent accountants' report relating to internal accounting control systems as filed with the Commission pursuant to Rule 17Ad-13 under the Exchange Act.

     20.  AMENDMENTS TO DOCUMENTS.

          The Trust shall furnish BISYS written copies of any amendments to, or changes in, any of the items referred to in Section 18 hereof forthwith upon such amendments or changes becoming effective. In addition, the Trust agrees that no amendments will be made to the Prospectuses or Statement of Additional Information of the Trust which might have the effect of changing the procedures employed by BISYS in providing the services agreed to hereunder or which amendment might affect the duties of BISYS hereunder unless the Trust first obtains BISYS' approval of such amendments or changes.

     21.  RELIANCE ON AMENDMENTS.

          BISYS may rely on any amendments to or changes in any of the documents and other items to be provided by the Trust pursuant to Sections 18 and 20 of this Agreement and the Trust hereby indemnifies and holds harmless BISYS from and against any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses of every nature and character which may result from actions or omissions on the part of BISYS in reasonable reliance upon such amendments and/or changes. Although BISYS is authorized to rely on the above-mentioned amendments to and changes in the documents and other items to be provided pursuant to Sections 18 and 20 hereof, BISYS shall be under no duty to comply with or take any action as a result of any of such amendments or changes unless the Trust first obtains BISYS' written consent to and approval of such amendments or changes.

     22.  COMPLIANCE WITH LAW.

          Except for the obligations of BISYS set forth in Section 10 hereof, the Trust assumes full responsibility for the preparation, contents, and distribution of each prospectus of the Trust as to compliance with all applicable requirements of the Securities Act of 1933, as amended (the "1933

Act"), the 1940 Act, and any other laws, rules and regulations of governmental authorities having jurisdiction. BISYS shall have no obligation to take cognizance of any laws relating to the sale of the Trust's shares. The Trust represents and warrants that no shares of the Trust will be offered to the public until the Trust's registration statement under the 1933 Act and the 1940 Act has been declared or becomes effective.

     23.  NOTICES.

          Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Trust, to it at Sefton Capital Management, 2550 Fifth Avenue, Suite 808, San Diego, California 92103, Attn: Harley Sefton, with a copy to Steven Howard, Esq., Baker & McKenzie, 805 Third Avenue, New York, New York 10022; if to BISYS, to it at 3435 Stelzer Road, Columbus, Ohio 43219, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

     24.  HEADINGS.

          Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

     25.  ASSIGNMENT.

          This Agreement and the rights and duties hereunder shall not be assignable by either of the parties hereto except by the specific written consent of the other party. This Section 25 shall not limit or in any way affect BISYS' right to appoint a Sub-transfer Agent pursuant to Section 1 hereof. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

     26.  GOVERNING LAW.

          This Agreement shall be governed by and provisions shall be construed in accordance with the laws of the State of Ohio.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.


                                        SEFTON FUNDS TRUST


                                        By: /s/ Harley K. Sefton
                                            ------------------------------------

                                        Title: Chairman & CEO
                                               ---------------------------------



                                        BISYS FUND SERVICES, INC.


                                        By: /s/ [Illegible]
                                            ------------------------------------

                                        Title: Executive Vice President
                                               ---------------------------------

                                                         Dated: January 1, 1997


                                   SCHEDULE A
                        TO THE TRANSFER AGENCY AGREEMENT
                                     BETWEEN
                               SEFTON FUNDS TRUST
                                       AND
                            BISYS FUND SERVICES, INC.

                            TRANSFER AGENCY SERVICES


1.   SHAREHOLDER TRANSACTIONS

     a.   Process shareholder purchase and redemption orders.

     b. Set up account information, including address, dividend option, taxpayer identification numbers and wire instructions.

     c. Issue confirmations in compliance with Rule 10 under the Securities Exchange Act of 1934, as amended.

     d.   Issue periodic statements for shareholders.

     e.   Process transfers and exchanges.

     f. Process dividend payments, including the purchase of new shares, through dividend reimbursement.

2.   SHAREHOLDER INFORMATION SERVICES

     a. Make information available to shareholder servicing unit and other remote access units regarding trade date, share price, current holdings, yields, and dividend information.

     b. Produce detailed history of transactions through duplicate or special order statements upon request.

     c. Provide mailing labels for distribution of financial reports, prospectuses, proxy statements or marketing material to current shareholders.

3.   COMPLIANCE REPORTING

     a. Provide reports to the Securities and Exchange Commission, the National Association of Securities Dealers and the States in which the Fund is registered.

     b. Prepare and distribute appropriate Internal Revenue Service forms for corresponding Fund and shareholder income and capital gains.

     c.   Issue tax withholding reports to the Internal Revenue Service.

4.   DEALER/LOAD PROCESSING (IF APPLICABLE)

     a. Provide reports for tracking rights of accumulation and purchases made under a Letter of Intent.

     b. Account for separation of shareholder investments from transaction sale charges for purchase of Fund shares.

     c. Calculate fees due under 12b-1 plans for distribution and marketing expenses.

     d. Track sales and commission statistics by dealer and provide for payment of commissions on direct shareholder purchases in a load Fund.

5.   SHAREHOLDER ACCOUNT MAINTENANCE

     a.   Maintain all shareholder records for each account in the Trust.

     b. Issue customer statements on scheduled cycle, providing duplicate second and third party copies if required.

     c.   Record shareholder account information changes.

     d.   Maintain account documentation files for each shareholder.

                                   SCHEDULE B
                        TO THE TRANSFER AGENCY AGREEMENT
                                     BETWEEN
                               SEFTON FUNDS TRUST
                                       AND
                            BISYS FUND SERVICES, INC.


                               TRANSFER AGENT FEES

     The Transfer Agent shall receive an account maintenance fee of $15.00 per year for each account that is in existence at any time during the month for which payment is made, subject to a minimum annual fee of $2,250.00 per Fund, such fee to be paid in equal monthly installments; provided, however, that, in the event the Trust adds one or more classes of shares after the Effective Date, the Transfer Agent shall receive an account maintenance fee of $18.00 per year for each account that is in existence at any time during the month for which payment is made, subject to a minimum annual fee of $5,000.00 per Fund per class. The Transfer Agent shall be entitled to these account maintenance fees on all accounts maintained in its records during the year, including those accounts which have a zero balance during any portion of the year.


ADDITIONAL SERVICES:

     Additional services such as IRA processing, development of interface capabilities, servicing of 403(b) and 408(c) accounts, management of cash sweeps between DDAs and mutual fund accounts and coordination of the printing and distribution of prospectuses, annual reports and semi-annual reports are subject to additional fees which will be quoted upon request. Programming costs or database management fees for special reports or specialized processing will be quoted upon request.


OUT-OF-POCKET EXPENSES:

     In addition to the fees set forth above, BISYS shall be entitled to be reimbursed for all reasonable out-of-pocket expenses including, but not limited to, the expenses set forth in Section 3 of the Transfer Agency Agreement to which this Schedule B is attached.

                                   SCHEDULE C
                        TO THE TRANSFER AGENCY AGREEMENT
                                     BETWEEN
                               SEFTON FUNDS TRUST
                                       AND
                            BISYS FUND SERVICES, INC.


                                     REPORTS


1.   Daily Shareholder Activity Journal

2.   Daily Fund Activity Summary Report

     a.   Beginning Balance

     b.   Dealer Transactions

     c.   Shareholder Transactions

     d.   Reinvested Dividends

     e.   Exchanges

     f.   Adjustments

     g.   Ending Balance

3.   Daily Wire and Check Registers

4.   Monthly Dealer Processing Reports

5.   Monthly Dividend Reports

6.   Sales Data Reports for Blue Sky Registration

7. Annual report by independent public accountants concerning BISYS' shareholder system and internal accounting control systems to be filed with the Securities and Exchange Commission pursuant to Rule 17Ad-13 of the Securities Exchange Act of 1934, as amended.

                                POWER OF ATTORNEY


     We, the undersigned Trustees of Sefton Funds Trust (the "Funds"), an open-ended, diversified, management investment company, organized as a Delaware business trust, do hereby constitute and appoint Harley K. Sefton, Thomas Line, Steven R. Howard and Scott R. MacLeod and each of them individually, our true and lawful attorneys and agents to take any and all action and execute any and all instruments which said attorneys and agents may deem necessary or advisable to enable the Funds to comply with:

     (i) The Securities Act of 1933, as amended, and any rules, regulations, orders or other requirements of the Securities and Exchange Commission thereunder, in connection with the registration under such Securities Act of 1933, as amended, of shares of beneficial interest of the Funds to be offered by the Funds;

     (ii) the Investment Company Act of 1940, as amended, and any rules, regulations, orders or other requirements of the Securities and Exchange Commission thereunder, in connection with the registration of the Funds under the Investment Company Act of 1940, as amended; and

     (iii) state securities laws and any rules, regulations, orders or other requirements of state securities commissions, in connection with the registration under state securities laws of the Funds and with the registration under state securities laws of shares of beneficial interest of the Fund to be offered by the Funds;

     including specifically but without limitation of the foregoing, power and authority to sign the name of the Funds in its behalf and to affix its seal, and to sign the name of such Trustee in his or her behalf as such Trustee to any amendment or supplement (including post-effective amendments) to the registration statement or statements, and to execute any instruments or documents filed or to be filed as a part of or in connection with compliance with state securities laws, including, but not limited to, all state filings for any purpose, state filings in connection with corporate or trust organization or amending corporate or trust documentation, filings for purposes of amending corporate or trust documentation, filings for purposes of amending corporate or trust documentation, filings for purposes of state tax laws and filings in connection with blue sky regulations; and the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned place their hands as of the 16 day of April, 1997.


                                                /s/ HARLEY K. SEFTON
                                               --------------------------------
                                               Harley K. Sefton

                                                /s/ GRACE EVANS CHERASHORE
                                               --------------------------------
                                               Grace Evans Cherashore

                                                /s/ GORDON T. FROST, JR.
                                               --------------------------------
                                               Gordon T. Frost, Jr.

                                                /s/ JOHN J. PILEGGI
                                               --------------------------------
                                               John J. Pileggi